Form 20-F
period 2023-06-30
BIONOMICS LIMITED/FI
filed 2023-10-18
CIK 1191070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Spyridon “Spyros” Papapetropoulos, M.D.

President and Chief Executive Officer

Email: spyros@bionomics.com.au

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 1,486,735,424 ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Our financial information is presented in Australian Dollars. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Australian Dollars into United States (or “U.S.”) dollars were made at the rate of A$1.00 to $0.6630, which was the closing rate as of June 30, 2023 obtained from the website of the Reserve Bank of Australia. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Australian Dollars at the dates indicated. All references in this Annual Report to “$” mean U.S. dollars and all references to “A$” mean Australian Dollars.

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

AUSTRALIAN DISCLOSURE REQUIREMENTS

Our ordinary shares were publicly traded on the Australian Securities Exchange (“ASX”) under the symbol “BNO”. Effective August 28, 2023, Bionomics has been delisted from the official list of the ASX and its shares are no longer quoted or traded on the ASX. Our American Depositary Shares (“ADSs”) each representing 180 of our ordinary shares are publicly traded on the Nasdaq Global Select Market, or Nasdaq under the symbol “BNOX”. As part of our ASX listing, we were required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) and the ASX Listing Rules. Information furnished under this sub-heading is intended to comply with the ASX Listing Rules and the Corporations Act disclosure requirements (if and to the extent that information has not been provided elsewhere this annual report).

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
•
the timing and focus of our future clinical trials and preclinical studies, and the reporting of data from those trials and studies;
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
•
risks associated with the COVID-19 pandemic, which has previously and may in the future materially and adversely impact our business, preclinical studies and clinical trials;
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

•
our expectations regarding the period during which we will qualify as a foreign private issuer (“FPI”) and be exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and permitted to comply with certain reduced disclosures as an FPI with the SEC than U.S. companies; and
•
other risks and uncertainties, including those listed under “Risk Factors.”

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

Risks Related to Regulation of Our Industry

•
The regulatory approval processes of the United States Food and Drug Administration ("FDA"), European Medicines Agency ("EMA") comparable authorities are lengthy, time consuming, and inherently unpredictable, which could delay or prevent new products from being developed, approved or commercialized.
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
•
As a FPI, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.
•
As a FPI in the U.S., we are exempt from certain rules under U.S. securities laws and are permitted to comply with certain reduced disclosures as an FPI with the SEC than U.S. companies.

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

Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with FPI status. Even after we no longer qualify as an emerging growth company, as long as we qualify as an FPI under the Exchange Act, we will be exempt from specific provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Both FPIs and emerging growth companies also are exempt from some more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain an FPI, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a FPI.

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

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company and commenced operations in 1996. To date, we have focused primarily on performing research and development activities, establishing our intellectual property portfolio (including acquisitions, in-licensing and out-licensing), discovering potential product candidates, conducting preclinical studies and clinical trials and raising capital. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. Our lead CNS product candidate, BNC210, is in clinical development, and our additional wholly owned CNS development programs remain in the preclinical or discovery stage. There is no guarantee that we will be able to continue the development of or advance any product candidate into further clinical trials, or meet the capital requirements necessary to further conduct such activities. We have no products approved for commercial sale and we have not yet demonstrated an ability to successfully obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Consequently, we cannot and do not make any predictions about our future success or viability as we have not had a history of successfully developing and commercializing biopharmaceutical products to date.

We have incurred significant operating losses since our inception. If our product candidates are not successfully developed and approved, we may never generate any revenue. Our total accumulated losses were A$204.8million ($135.8million) and A$173.3 million ($114.9 million) for the fiscal years ended June 30, 2023and June 30, 2022, respectively. As of June 30, 2023, we had net assets of A$33.1 million ($21.9 million). Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, preclinical studies, clinical trials and from general and administrative costs associated with our operations. Our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from such product sales, if any. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and planned preclinical studies and clinical trials, initiate and scale our production capacity, seek regulatory approvals for our product candidates, hire additional personnel, obtain and protect our intellectual property, initiate further research and development and incur additional costs for commercialization or to expand our pipeline of product candidates.

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

The development of biopharmaceutical product candidates is capital intensive. Since our inception, we have used substantial amounts of cash to fund our operations and we expect our expenses to increase in connection with our ongoing activities during the next several years, particularly as we conduct our ongoing and planned and future clinical trials of BNC210, continue research and development for any additional product candidates, and seek regulatory approval for our current product candidates and any future product candidates we may develop. In addition, if, following approval, we commercialize BNC210 or any other product candidates, we may need to make royalty or other payments to our licensors and other third parties. Further, in connection with the termination of our previous research and license agreement with Ironwood Pharmaceuticals, Inc. (“Ironwood”), we are obligated to pay Ironwood a low single digit royalty on the net sales of BNC210, if commercialized. Furthermore, if and to the extent we seek to acquire or in-license additional product candidates or rights in the future, we may be required to make significant upfront payments, milestone payments, licensing payments, royalty payments and/or other types of payments. If we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, we have incurred and expect to continue to incur significant costs associated with operating as a U.S. public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital or find alternative sources of financing when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs, clinical trials or any future commercialization efforts.

We had cash and cash equivalents of A$18.3 million ($12.1 million) as of June 30, 2023. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potentially collaborations, licenses and other arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. The volatility of the capital markets, domestically and internationally, the impact of the COVID-19 pandemic on and economic downturns that are out of our control may affect the availability, amount and type of financing available to us in the future. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

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
•
the timing and amount of milestone or royalty payments we receive from out-licensees, such as Merck Sharp & Dohme Corp., Kenilworth NJ, USA (“MSD”), Australian Cooperative Research Centre for Cancer Therapeutics (“CTx”) or Carina Biotech;
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

Conducting clinical trials (especially if and as we move into Phase 3 clinical trials, which are typically substantially more expensive and of longer duration) and preclinical studies is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs, future commercialization efforts or other operations.

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

For example, on May 5, 2023, we announced the establishment of an “At-The-Market” program (the “ATM Program”) with Cantor Fitzgerald & Co. (“Cantor”), who will act as sales agent. Under the ATM Program, we may offer and sell up to US$11.5 million of ordinary shares in the capital of the Company (“Shares”) in the form of ADSs, with each ADS representing one hundred eighty (180) fully paid Shares, through Cantor. Sales of ADSs under the ATM Program may be made from time to time, with the timing and amount of any sales to be determined by us based on a variety of factors. We may determine to sell some, all, or none of the ADSs under the ATM Program and may terminate the ATM Program at our discretion. We, through Cantor, may sell ADSs by any lawful method deemed to be an “at-the-market offering” defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. Sales made through the ATM Program may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. To effectuate the establishment of the ATM Program, we have entered into a Sales Agreement with Cantor, acting as sales agent. We currently intend to use the net proceeds from the ATM, together with its existing cash and cash equivalents, to fund our pipeline development and to maintain working capital and for general corporate purposes. We have filed a shelf registration statement on Form F-3, including a base prospectus relating to a proposed offer by the Company of securities (being Shares and ADSs, various series of debt securities and warrants to purchase any such securities) and a sales agreement prospectus relating to the ATM Program, with the SEC, which was declared effective by the SEC on May 17, 2023. We cannot assure you that the ATM Program, or any other mechanisms of raising additional capital, will not cause dilution to our shareholders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates. For example, as of September 30, 2023, we have raised gross proceeds of $6,715,878 under the ATM Program having issued an aggregate of 2,100,866 ADSs.

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

We have historically received entitlements through the Australian Government’s Research and Development Tax Incentive program, under which the Australian Government currently provides a refundable tax offset, payable as a cash incentive, of up to 43.5% of eligible approved research and development expenditures by Australian entities with an “aggregated turnover” of less than A$20 million and an additional tax deduction of 8.5 to 16.5% of eligible approved research and development expenditures if “aggregated turnover” is greater than A$20 million. For the fiscal years ended June 30, 2023and 2022, we recognized a refundable tax offset of approximately A$0.6 million and A$5.8 million, respectively. Entitlement to tax offsets under the Research and Development Tax Incentive for eligible research and development purposes is based on an annual application to the Australian Government. For overseas activities that have a significant scientific link to the Australian activities, the expenditure in Australia needs to be greater than the expected overseas expenditure to be eligible.

Payments under this program are available for our research and development activities in Australia, as well as certain activities conducted overseas that are required to be approved by AusIndustry, a branch of the Australian Government. On September 20, 2022 we lodged our tax return for the fiscal year ended June 30, 2022, which incorporated the research and development tax incentive schedule, and on 6 October 2022,we received A$6.7 million research and development tax incentive refund relating to the financial year ended June 30, 2022, which as at June 30, 2022 was included as part of the Research and Development Incentives Receivable, in the Consolidated Statement of Financial Position. In the event of our research and development expenditures being deemed “ineligible,” then our incentives would decrease, and our future cash flows would be negatively affected. In addition, the Australian Government may modify the requirements of, reduce the amounts of the tax offset entitlement under, or discontinue the Research and Development Tax Incentive program. If the Research and Development Tax Incentive program was discontinued, or if the tax incentive rate was reduced, it would have a negative effect on the size of future refundable tax offsets and our future cash flows.

We plan to use our tax losses to offset potential future taxable income from revenue generated from operations or corporate collaborations. However, our ability to utilize our tax losses and certain other tax attributes may be limited as a result of our failure to pass either the continuity of ownership or business continuity tests.

We have substantial carried forward tax losses, which may not be available to offset future gains, if any. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayor must pass either the “continuity of ownership test” or, if it fails such test, the “business continuity test” in respect of relevant tax losses. We have not carried out any analysis as to whether we have met the continuity of ownership test or, failing such test, the business continuity test over relevant periods. In addition, shareholding changes may result in a significant ownership change for us under Australian tax law. It is therefore uncertain whether any of our losses carried forward as of June 30, 2023 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

Inflation could adversely affect our business and results of operations.

While inflation in the United States has been relatively low in recent years, beginning in 2021 and continuing today, the economy in the United States has and continues to encounter a material level of inflation. The residual impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict, government monetary and fiscal policy and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these goods and services on reasonable terms may adversely impact our financial condition, operations and cash flows.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

Preclinical and clinical drug development is a lengthy and expensive process, with an uncertain outcome. Our preclinical and clinical programs may experience delays, unforeseen costs or may never advance, which would adversely affect our ability to obtain regulatory approvals or commercialize our product candidates on a timely basis or at all, which could have an adverse effect on our business and shareholder value.

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
•
submission of an Investigational New Drug Application (“IND”) to the FDA and delays or failure in obtaining clearance thereof by the FDA;
•
delays or failure in obtaining approval by an independent Institutional Review Board (“IRB”) or ethics committee at each clinical site before each trial may be initiated;
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

•
delays or failure in screening and enrolling suitable patients and delays or failure caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;
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
clinical sites dropping out of a trial.
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

Further, conducting clinical trials in foreign countries for our product candidates presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to the clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

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

We are preparing to enter into Phase 3 of our development efforts. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

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
•
the ability of our existing or future licensees and collaborators to successfully develop and commercialize product candidates pursuant to collaboration agreements, including MSD with respect to its two product candidates and Carina Biotech with respect to BNC101;
•
our successful initiation, enrollment in and completion of clinical trials for BNC210 and other current or future product candidates, including our ability to generate positive data from any such clinical trials;

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

We may not be able to initiate or continue our then ongoing or planned clinical trials on a timely basis or at all for our product candidates if we are unable to recruit, enroll and retain a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. Patient enrollment is a significant factor in the timing of clinical trials. Our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate.

Moreover, some of our clinical trials will compete with other companies’ clinical trials that are in the same therapeutic areas as our current or future product candidates, and this competition reduces the number and types of patients available to us, as some patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ current or future product candidates. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. In addition, there may be limited patient pools from which to draw for clinical studies. In addition to the rarity of some diseases, the eligibility criteria of our clinical studies may further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Patient enrollment for any of our future clinical trials may be affected by other factors including:

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
•
delays in or temporary suspension of the enrollment of patients in our then ongoing or future clinical trials in the event of a future pandemic;
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

From time to time, we may publicly disclose interim, topline or preliminary data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Moreover, caution should be exercised in drawing any conclusions from a comparison of data that does not come from head-to-head analysis. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies or clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, such data should be viewed with caution until the final data are available, as such interim, topline or preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available or as participants from our clinical trials continue other treatments for their disease. Adverse differences between preliminary, interim or topline data and final data could significantly harm our business prospects.

Further, others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and negatively impact the value of our ADSs. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and investors or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.

The results of preclinical studies and early clinical trials of our current and/or our other future product candidates, if any, including positive results, may not be predictive of the results of later-stage clinical trials. Each of our current or any other future product candidates in later stages of clinical development may fail to show the desired safety and efficacy results despite having progressed through nonclinical studies and initial clinical trials, as is the case for results from our BNC210 Phase 2 PREVAIL Study and Phase 2 ATTUNE Study. Many companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Similarly, our future clinical trial results may not be successful for these or other reasons.

Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in nonclinical studies and clinical trials nonetheless failed to obtain FDA approval or approval from a similar regulatory authority in another country. With respect to our current product candidates, if our current or future nonclinical or clinical studies fail to produce positive results, the development timeline and regulatory approval and commercialization prospects for these candidates and, correspondingly, our business and financial prospects, as well as the value of our securities, including our Ordinary Shares and ADSs, could be materially adversely affected.

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
•
regulatory authorities may require the addition of labeling statements or warnings, such as a “boxed” warning or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
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

We have obtained a Fast Track designation for BNC210 for the treatment of PTSD and other trauma-related and stressor-related disorders as well as for the acute treatment of anxiety in SAD patients and other anxiety-related disorders. We may also seek Breakthrough Therapy designations for BNC210. We may also seek Fast Track designation or Breakthrough Therapy designation for one or more of our other current or future product candidates.

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

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. Additionally, on April 15, 2021, the FDA began conducting voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites, among other facilities in circumstances where the FDA determines that such remote evaluation would be appropriate based on mission needs and travel limitations. In July 2021, the FDA resumed standard inspectional operations of domestic facilities. Since that time, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to future pandemics, if any. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a U.S. public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

Therapies containing controlled substances may generate public controversy. Opponents of these therapies may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity to persuade the medical community to reject these therapies. For example, we have a memorandum of understanding with EmpathBio Inc. (“EmpathBio”) to conduct preclinical feasibility studies to evaluate a combination of EMP-01, an MDMA derivative, and BNC210 as an adjunct to behavioral therapy for the treatment of PTSD. As a result, we may face media-communicated criticism directed at the use of BNC210 with EMP-01. Adverse publicity from MDMA misuse may adversely affect the commercial success or market penetration achievable by any combination therapy of BNC210 and EMP-01. Anti-psychedelic protests have historically occurred and may occur in the future and generate negative media coverage. Political pressures and adverse publicity could also lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of any therapeutic candidates that are used in combination with MDMA or an MDMA derivative.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

The success of our business depends primarily on our ability to identify, develop and commercialize one or more product candidates.

We must balance our limited financial and managerial resources between BNC210 for PTSD and SAD and other product candidates and focus on clinical programs and product candidates for the indications that take advantage of our team’s deep expertise and knowledge and that we believe are the most scientifically and commercially promising. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on clinical programs and product candidates for specific indications that ultimately do not yield any clinically or commercially viable drugs. If we do not accurately evaluate the clinical and commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization or miss out on the commercial opportunity entirely. This would adversely impact our business strategy and our financial position.

We are highly dependent on the members of our senior management and scientific staff. We may have difficulties in attracting and retaining key personnel, and if we fail to do so our business may suffer.

We are highly dependent on the members of our senior management and scientific staff, particularly our President and Chief Executive Officer, Spyridon “Spyros” Papapetropoulos, M.D. and our Vice President Clinical Development, Liz Doolin, who are critical across multiple functions of our company, the loss of whose services could adversely affect the achievement of planned development objectives. We will need to hire and retain additional qualified personnel and could experience difficulty attracting and retaining such employees in the future. Competition for qualified personnel in the biotechnology and pharmaceuticals fields is intense due to the limited number of individuals who possess the skills and experience required by our industry. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. Further, because we are currently an Australian company and may seek to retain employees in the United States, we may have additional difficulties attracting personnel to work intercontinentally.

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

Our internal computer systems and those of our third-party CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Following the recent COVID-19 pandemic, face increased cybersecurity risks due to a broader reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. While we do not believe we have experienced any such system failure, accident or security breach to date, if such an event were to occur, it could result in a material disruption of our programs. For example, the loss of clinical trial data from completed or any future ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts and the loss of research data could result in delays of our research and development efforts and it would be expensive to recover or reproduce the data. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

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
•
the impact of the prior COVID-19 or any future pandemic on our future clinical trials, including any enrollment delays; and
•
governmental or regulatory delays and changes in regulatory requirements, policy and guidelines.

We could also encounter delays if a clinical trial is suspended or terminated by us, by our collaborators, by the IRBs or ethics committees of the institutions in which such trial is being conducted, by any data safety monitoring board for such trial, or by the ethics committees, FDA or other regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including: failure to conduct the clinical trial in accordance with regulatory requirements, such as the current GCPs, or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, product candidate manufacturing problems, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, delays can occur due to safety concerns arising from trials or other clinical data regarding another company’s product candidate in the same compound class as one of ours.

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

Risks Related to Our Reliance on Third Parties

We depend on collaboration partners to develop and commercialize our collaboration product candidates, including MSD. If our collaboration partners fail to perform as expected, fail to advance our collaboration product candidates, are unable to obtain the required regulatory approvals for our collaboration product candidates, or if the arrangements are terminated, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

In 2014, we entered into a research collaboration and license agreement (as amended, the “2014 MSD License Agreement”) with Merck Sharp & Dohme Corp. (or “MSD”), a wholly owned subsidiary of Merck to develop compounds targeting cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions. Under the 2014 MSD License Agreement, MSD is responsible for using commercially reasonable efforts to develop, file for marketing authorization for and, following receipt thereof, to commercialize at least one product thereunder. We are dependent on MSD to provide us with any updates related to clinical trial results, serious adverse events and ongoing communications with the FDA and other regulatory agencies related to these programs, which MSD may provide or withhold in its sole discretion, and as a result we may not be able to provide material updates on a timely basis or at all with respect to these programs. In addition to our existing commercial and academic collaborations, we may also enter into collaboration agreements with other parties in the future relating to our other experimental drug candidates. Ultimately, if such drug candidates are successfully advanced through clinical trials and receive regulatory approval from the FDA, EMA or similar regulatory authorities, such collaboration partners will be responsible for commercialization of these collaboration drugs. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration drugs depends entirely on successful development, regulatory approval, marketing and commercialization by our collaboration partners.

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

In addition, the 2014 MSD License Agreement (see “Business—Research Collaboration and License Agreement with MSD”) and our other collaboration agreements provide MSD and our collaboration partners with rights to terminate such agreements and licenses under various conditions (including with respect to the 2014 MSD License Agreement, at MSD’s convenience), which if exercised would adversely affect our drug development efforts, make it difficult for us to attract new partners and adversely affect our reputation in the business and financial communities.

The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates by our collaboration partners. Any payments we may receive in connection with certain milestones or royalties under the 2014 MSD License Agreement may differ materially from those described in this Annual Report, and there can be no assurance that we will receive any such payments at all. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans.

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

Individual U.S. states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law because the states are separate jurisdictions, they may separately schedule product candidates. While some states automatically schedule a drug based on federal action, other states schedule drugs through rule making or a legislative action. State scheduling may delay or prevent commercial sale of EMP-01 in certain states even if it obtains federal regulatory approval, which would in turn prevent the commercialization of any combination of BNC210 with EMP-01 in those states.

Combination-use products, including a potential combination of EMP-01 and BNC210, may present safety or supply issues that could delay or prevent development and approval of our product candidates.

We are exploring BNC210 in combination with EMP-01 and could potentially explore other combination therapies with future product candidates. We will not be able to market and sell BNC210 or any product candidate we develop in combination with any unapproved therapies that do not ultimately obtain marketing approval. There are risks similar to the ones described for our products currently in development and clinical trials that result from the fact that such therapies are unapproved, such as the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

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

We and any third parties that we contract with are required to comply with regulations and requirements, including GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area (“EEA”) and comparable foreign regulatory authorities for any drugs in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or the third parties we contract with fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure that, upon inspection, the FDA will determine that any of our current or future clinical trials will comply with GCP requirements. In addition, our clinical trials must be conducted with current or future product candidates produced under cGMP regulations and will require a large number of study subjects. Our failure or the failure of third parties that we may contract with to comply with these regulations or to recruit a sufficient number of subjects may require us to repeat some aspects of a specific, or an entire, clinical trial, which would delay the marketing approval process and could also subject us to enforcement action. We also are required to register certain then ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, such as ClinicalTrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we have and will continue to design the preclinical studies and clinical trials for our current or future product candidates or be involved in the design when other parties sponsor the studies or trials, we anticipate that third parties will conduct all of our preclinical studies and clinical trials. As a result, many important aspects of our preclinical and clinical development are and will be outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff, and we cannot control whether or not they will devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

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

We have only seven full-time employees, one part-time employee, two full-time consultants and sixteen part-time consultants and, as a result, we rely on outsourcing arrangements for a significant portion of our activities, including clinical research, data collection and analysis and manufacturing. We may have limited control over these third parties, and we cannot guarantee that they will perform their obligations in an effective and timely manner.

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

We do not have our own manufacturing facilities or personnel and, therefore, we currently rely, and expect to continue to rely, on third parties for the manufacture of our current or future product candidates. These third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs and may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of our current or future product candidates.

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

A COVID-19 pandemic resurgence (or other pandemic breakout) could materially and adversely impact our business, including our clinical trials, supply chain, capital raising and business development activities.

In December 2019, a novel strain of coronavirus, SARS-CoV-2 which causes the disease COVID-19, was first reported in Wuhan, China and quickly became a global pandemic. In an effort to contain the spread of COVID-19, many countries, including China, the United States and most other jurisdictions around the world, imposed unprecedented restrictions on travel, business closures, quarantines and lock-downs, resulting in a substantial reduction in economic activity. On January 30, 2020, the World Health Organization (“WHO”), declared the COVID-19 outbreak a Public Health Emergency of International Concern. On February 28, 2020, the WHO increased the assessment of the risk of spread and the risk of impact of COVID-19 to “very high” at a global level. On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic.

As COVID-19 evolved into a worldwide pandemic, it resulted in adverse effects in the global economy and financial markets, including significant declines in the global stock markets. The prolonged nature of the pandemic has had residual negative impacts on many businesses in the biotechnology and healthcare industries, among others, in a varied manner due to the emergence of variants with increased transmissibility. Workforce trends starting during the pandemic resulted in staffing shortages in many industries, including those affecting our industry, which have not yet completely abated.

While we have observed, and expect to continue to observe, a normalization in patient and healthcare related practices, there remains uncertainty, in large part due to the prevalence of new variants of the SARS-CoV-2 virus for example, and, accordingly, we may experience in the future disruptions that could severely impact our capital raising, business, preclinical studies and clinical trials, including:

•
difficulties in enrolling and retaining patients in our clinical trials in the future;
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
•
changes in regulations as part of a response to a future COVID-19 outbreak, including yet unknown variants of the virus, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
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
•
refusal of a regulatory authority to accept data from clinical trials in affected geographies outside its jurisdiction; and
•
Our ability to access the capital markets for financing opportunities, which are integral to the funding necessary for the continued development of our product candidates and to support our company working capital

These and other disruptions in our operations, the global economy or serious impacts on our stock price and ability to raise additional funds could negatively impact our business, operating results and financial condition.

Our clinical trials have been, and may in the future be, affected by the COVID-19 pandemic. We may once again experience enrollment delays and patient retention issues in our clinical trials as a result of a material resurgence of COVID-19. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted. These and other events could delay our ongoing or future clinical trials, increase the cost of completing our clinical trials and negatively impact the integrity, reliability or robustness of the data from our clinical trials.

In addition, quarantines, shelter-in-place and similar government orders related to COVID-19 or other infectious diseases, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could once again occur, could adversely affect personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us, our ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.

The effects of the COVID-19 pandemic had already caused, and any material resurgence could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or other securities and such sales may be on unfavorable terms.

To the extent there is a material resurgence in the COVID-19, or such other communicable disease, resulting in another pandemic, it would adversely affect our business and financial results, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.

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

Social media is increasingly being used to communicate about us and the diseases our products are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear and create uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on the effectiveness of a product or to report an alleged adverse event. When such disclosures occur, there is a risk that we fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend ourselves or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. Further, there is a risk that unmerited or unsupported claims about our products may circulate on social media. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face overly restrictive regulatory actions, or incur other harm to us and our business, including damage to the reputation of our products, as well as the negative impact on the value of our assets and securities.

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

There are currently no FDA-approved drugs for the acute treatment of SAD. There are three FDA-approved generic antidepressants for treatment of SAD that include paroxetine (Paxil), sertraline (Zoloft) and venlafaxine (Effexor). Although not FDA-approved for the acute treatment of SAD, generic benzodiazepines and beta blockers are used off-label as well. Additionally, we are aware of several product candidates in clinical development that are being developed for the acute treatment of SAD, by VistaGen Therapeutics and Vanda Pharmaceuticals, among others.

There are two FDA-approved generic antidepressants indicated to treat PTSD, sertraline (Zoloft) and paroxetine (Paxil). In addition, the most recent and relevant PTSD treatment guidelines from the American Psychological Association and the U.S. Department of Veteran Affairs and Department of Defense published in 2017 also recommend fluoxetine (Prozac) or venlafaxine (Effexor). We are aware of several other companies seeking to find improved therapeutics for PTSD by exploring mechanisms of action different from the approved SSRIs, including Otsuka, Lundbeck, Boehringer Ingelheim, MAPS, Jazz Pharmaceuticals and Nobilis, among others.

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

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all, or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford drugs such as our product candidates, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for drugs by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize and attract additional collaboration partners to invest in the development of our product candidates. We cannot provide any assurance that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any drug that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for pharmaceutical products and services. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on drugs that we may develop.

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

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic drugs. Clinical trials involve the testing of product candidates on human subjects or volunteers under a research plan and carry a risk of liability for personal injury or death to patients due to unforeseen adverse side effects, improper administration of the product candidate or other factors. Many of these patients are already seriously ill and are therefore particularly vulnerable to further illness or death.

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

The time required to obtain approval by the FDA, EMA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. The FDA, EMA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the FDA, EMA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for product candidates either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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

Changes in methods of product candidate manufacturing, formulation and mixed clinical trial results calling for an altered clinical approach may result in additional costs or delay.

As product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates or jeopardize our or our collaborators’ ability to commence drug sales and generate revenue. For example, following our Phase 2 RESTORE clinical trial in patients diagnosed with PTSD, which did not meet its primary endpoint, we reformulated BNC210 to be in tablet form to address limitations of the liquid suspension formulation used in the RESTORE trial, including overcoming the food effect (i.e. the requirement to be given with food), improving patient compliance and providing rapid absorption, dose linear pharmacokinetics and ability to reach blood exposure predicted from the pharmacometrics analysis as necessary to give us a higher probability of success in a subsequent PTSD trial. This resulted in additional costs and delays in our clinical program such as the need to conduct trials to demonstrate the clinical safety and pharmacokinetic activity of the tablet formulation and delays in the reporting of topline results in PTSD that may cause delays in initiation of Phase 3 registrational studies in the indication. Similarly, our Phase 2 PREVAIL trial for BNC210 for the acute treatment of SAD did not meet its primary endpoint. We then conducted a post-hoc in-depth analysis of the full dataset to better understand the true potential of the drug and guide late-stage trial design. These items have resulted in additional costs and delays in our clinical program such as the need to conduct trials to demonstrate the clinical safety, pharmacokinetic activity and stability of the tablet formulation and delays in the reporting of topline results in PTSD that may cause delays in initiation of Phase 3 registrational studies in the indication. There can be no assurance we will not have to alter manufacturing methods or formulations in the future and we will be able to recruit future trials based on projected timelines. These may result in additional costs or delays and materially adverse our business.

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

We are also subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 OIG Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. There are ambiguities as to what is required to comply with these state requirements, and if we fail to comply with an applicable state law requirement, we could be subject to penalties.

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

•
On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments varies from 1% from April 1, 2022, through June 30, 2022, to up to 3% in the final fiscal year of this sequester, unless additional Congressional action is taken.
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
•
On August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law, which, among other things, requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (began in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025).

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the way manufacturers set prices for their marketed products, which has already resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

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

In the United States, HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, the California Consumer Privacy Act (“CCPA”) went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (“CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In Europe, the European General Data Protection Regulation (“GDPR”) went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. Further, following the withdrawal of the United Kingdom from the EU on January 31, 2020, and since the expiration of the transition period on January 1, 2021, companies have had to comply with the GDPR and also the United Kingdom GDPR (the “UK GDPR”) which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term.

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

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent position of pharmaceutical and biotechnology companies generally is highly uncertain and involves complex legal and factual questions for which many legal principles remain unresolved. Our pending and future patent applications may not result in patents being issued in the United States or in other jurisdictions which protect our technology or products, or which effectively prevent others from commercializing competitive technologies and products. There is no assurance that all the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

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

The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

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

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and/or defense of patents and patent applications that are licensed to us. Consequently, our success will depend, in part, on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights, and any such licensed patents and patent applications may not be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. For instance, we cannot be certain that such activities by licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Further, it is possible that the licensors’ infringement proceeding, or defense activities may be less vigorous than had we conducted them ourselves. If our current or future licensors, licensees or collaborators fail to prepare, file, prosecute, maintain, enforce, and defend licensed patents and other intellectual property rights, such rights may be reduced or eliminated, and our right to develop and commercialize our product candidates or technology that is the subject of such licensed rights could be adversely affected. In addition, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.

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

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms or at all, we may be unable to successfully develop and commercialize our product candidates. Moreover, any dispute or disagreement with our licensing partners may result in the delay or termination of the research, development or commercialization of our product candidates or any future product candidates and may result in costly litigation or arbitration that diverts management attention and resources away from our day-to-day activities, which may adversely affect our business, financial conditions, results of operations and prospects.

In addition, certain of our future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent for an assignment or transfer to take place.

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

If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages, which may be increased up to three times of awarded damages, and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. Ifc we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

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

As is common in the biotechnology and pharmaceutical industries, we employ individuals and engage the services of consultants who previously worked for other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers, or that our consultants have used or disclosed trade secrets or other proprietary information of their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities.

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

The trading price of our ordinary shares had, prior to our delisting, been volatile on the ASX market and the trading price of our ADSs on the Nasdaq Market could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this Annual Report and positive, negative or unexpected developments relating to:

•
results from, or any delays in, clinical trial programs relating to our product candidates, including future clinical trials for BNC210, and MSD and Carina Biotech collaboration candidates;
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

Sales of a substantial number of our ADSs or ordinary shares in the public market or the perception that these sales may occur could significantly reduce the market price of our ADSs and impair our ability to raise adequate capital. As of June 30, 2023, we have a total of 2,284,434 ADSs outstanding and 1,486,735,424 ordinary shares outstanding (including 411,198,120 ordinary shares underlying our ADSs), assuming no exercise of outstanding options, which are freely tradable, without restriction, in the public market, unless they are held or purchased by one of our affiliates. ADSs held by our affiliates are eligible for sale in the public market and will be subject to volume limitations under Rule 144 under the Securities Act.

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

Our executive officers, directors, principal shareholders and their affiliates represent, based on their ownership of our outstanding ordinary shares as of June 30, 2023 and beneficial ownership, in the aggregate, of approximately 34% of our outstanding ordinary shares, assuming no exercise of outstanding options and warrants to acquire additional ordinary shares. Furthermore, many of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, acting together, have and will continue to have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders. The concentration of voting power among these shareholders may have an adverse effect on the price of our ADSs. In addition, this concentration of ownership might adversely affect the market price of our ADSs by:

•
delaying, deferring or preventing a change of control of us;
•
impeding a merger, consolidation, takeover or other business combination involving us; or
•
discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

An active, liquid trading market for our ADSs may not be maintained.

We can provide no assurance that we will be able to maintain an active trading market for our ADSs. The lack of an active market may impair the ability of any investor to sell our ADSs at the time an investor may wish to sell them or at a price that an investor may consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

The delisting of our ordinary shares on the ASX may adversely affect the price, liquidity and value of the ADSs.

On July 25, 2023, we announced our intention to delist from the ASX, which became effective as of August 28, 2023. As a result, our Ordinary Shares are no longer quoted or traded on the ASX. We currently publicly trade only our ADSs on the Nasdaq Stock Market. Following the de-listing, shareholders are no longer be able to trade their Shares on the ASX; the Company’s Shares will only be capable of being traded on Nasdaq in the form of ADSs, which will require shareholders to transfer their Shares to ADSs to trade on Nasdaq and engage a suitably qualified Australian broker or a US based broker who is able to trade on Nasdaq, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of Shares, and; following de-listing, the Company is not subject to the ASX Listing Rules. We cannot predict the effect of this delisting on the value of our ADSs; however, the delisting may restrict the liquidity of these securities, providing only one market on which to trade our securities, which may impair the development or liquidity of an active trading market for the ADSs in the United States, as many of our shareholders may not have trading account in the United States.

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

The deposit agreement provides that the depositary will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish or maintain an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case ADS holders will receive no value for these rights.

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

A non-U.S. corporation will be considered a “passive foreign investment company” (“PFIC”) for any taxable year if (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and directly received its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents or royalties, foreign currency or other investment gains and certain other categories of income.

Based on the value of Bionomics Limited’s assets for its taxable year ending June 30, 2023, including the value of its goodwill, and the composition of its income and assets in such taxable year, we do not believe Bionomics Limited was a “passive foreign investment company” (“PFIC”) for its taxable year ending June 30, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects. Furthermore, a separate determination must be made after the close of each taxable year as to whether Bionomics Limited is a PFIC for that year, based on its income for the entire year and the value of its assets throughout the year. Accordingly, we cannot assure that Bionomics Limited was not a PFIC for its taxable year ending June 30, 2023 or that it will not be a PFIC for its current taxable year or any future taxable year. In particular, Bionomics Limited’s PFIC status may depend, in part, on the receipt and treatment of other sources of income (including government grants) and having active income from other sources in excess of passive income from investments. For purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of Bionomics Limited’s assets, including goodwill, generally is determined by reference to the market price of our ADSs or ordinary shares, which may fluctuate considerably, especially in times of high market volatility. Cash is generally characterized as a passive asset for these purposes, so the composition of Bionomics Limited’s income and assets will be affected by how, and how quickly, it spends the cash it holds. If Bionomics Limited were to be treated as a PFIC for any taxable year during which a U.S. Holder (as defined below under “Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and any proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have also elected to rely on an exemption that permits an emerging growth company to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure, and we have therefore only included two years of audited financial statements, selected financial data and management’s discussion and analysis of financial condition and results of operations in this Annual Report. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our ADSs that are held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

As a foreign private issuer (“FPI”), we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a FPI, we are permitted to follow the governance practices of our home country, Australia, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•
have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
•
have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or
•
hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

As a “foreign private issuer” in the United States, we are exempt from certain rules under U.S. securities laws and are permitted to file less information with the SEC than U.S. companies.

As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act that deal with purchases and sales of the ADSs or our ordinary shares (other than insiders and shareholders of 5% or more of our outstanding securities, which such Shareholders are required to comply with certain provisions of Section 13 of the Exchange Act). Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result of this classification, there may be less publicly available information concerning us than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a FPI, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of FPI status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our FPI status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our FPI status. We would also lose our FPI status immediately if we were to redomicile as a corporation in the United States. If we lose our FPI status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to an FPI. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not an FPI, we will incur significant additional legal, accounting and other expenses that we will not incur as an FPI, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s “voting power” (as defined) in us increasing to more than 20% or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our outstanding ordinary shares.

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

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the states of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are applicable to us as an Australian company. These requirements may operate differently than those of many U.S. companies. Holders of our ADSs should carefully review the summary of these matters set forth under the section entitled “Description of Share Capital,” as well as our Constitution, which is included as an exhibit to this Annual Report, prior to investing in the ADSs.

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

Pursuant to Section 404 of Sarbanes-Oxley, our management is required to report upon the effectiveness of our internal control over financial reporting beginning with this annual report. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

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

The stock markets have, from time to time, experienced significant price and volume fluctuations that have affected the market prices for the shares of biotechnology and pharmaceutical companies. These broad market fluctuations as well a broad range of other factors, including the realization of any of the risks described in this “Risk Factors” section of this Annual Report, may cause the market price of our ADSs to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies generally experience significant share price volatility. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Significant disruptions of information technology systems or data security breaches could adversely affect our business.

In the ordinary course of our business, we collect, store, process and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal data. We have also outsourced some of our operations (including parts of our information technology infrastructure) to a number of third-party vendors who may have, or could gain, access to our confidential information. In addition, many of those third parties, in turn, subcontract or outsource some of their responsibilities to third parties.

Our information technology systems, and those of our vendors, are large and complex and store large amounts of confidential information. The size and complexity of these systems make them potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third party vendors and/or business partners, or from cyber-attacks by malicious third parties. Attacks of this nature are increasing in frequency, persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of important information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of our information.

Significant disruptions of our, our third party vendors’ and/or business partners’ information technology systems or security breaches, including in our remote work environment, could adversely affect our business operations and/or result in the loss, misappropriation, and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal data), and could result in financial, legal, business and reputational harm to us. Any such event that leads to unauthorized access, use or disclosure of personal data, including personal data regarding our patients or employees, could harm our reputation, compel us to comply with federal and/or state (or such foreign equivalents of same) breach notification laws and foreign law equivalents, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal data. This could disrupt our business, result in increased costs or loss of revenue, and/or result in significant legal and financial exposure. In addition, security breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may further harm us. While we have implemented security measures to protect our information technology systems and infrastructure, there can be no assurance that such measures will prevent service interruptions or security breaches that could adversely affect our business. In addition, failure to maintain effective internal accounting controls related to security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and subject us to regulatory scrutiny.

Item 4. Information on the Company

A. History and Development of the Company

Bionomics Limited is an Australian public company incorporated in 1996 and listed on the Australian Securities Exchange (“ASX”) since 1999. On July 25, 2023, we requested for our Ordinary Shares to be delisted from the ASX, which became effective on August 28, 2023, as a result, our Ordinary Shares are no longer quoted or traded on the ASX. Our registered office is located at 200 Greenhill Road Eastwood SA 5063 Australia, and our telephone number is +61 8 8150 7400. Our agent for service of process in the United States is c/o CSC-Lawyers Incorporating Service, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833. Our website address is www.bionomics.com.au. The information contained in, or accessible through, our website does not constitute part of this Annual Report.

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

We are advancing our lead product candidate, BNC210, an oral, proprietary, selective NAM of the α7 receptor, for the chronic treatment of Post-Traumatic Stress Disorder (“PTSD”) and the acute treatment of Social Anxiety Disorder (“SAD”). There remains a significant unmet medical need for the over 27 million patients in the United States alone suffering from SAD and PTSD.

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

In September 2023, we announced the results of the Phase 2b ATTUNE study which was a double-blind, placebo-controlled trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in Clinician-Administered PTSD Scale for DSM-5 (“CAPS-5”) total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by Montgomery-Åsberg Depression Rating Scale (“MADRS”) and Insomnia Severity Index (ISI), respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the clinician and patient global impression - symptom severity (“CGI-S”, “PGI-S”, respectively) and the Sheehan Disability Scale (“SDS”). Contingent upon successful capital raise, we are planning to initiate Phase 3 study in PTSD in H2 2024 contingent upon successful capital raise.

We have completed our Phase 2 PREVAIL trial for BNC210 for the acute treatment of SAD. While PREVAIL did not meet its primary endpoint, as measured by the change from baseline to the average of the Subjective Units of Distress Scale (“SUDS”) scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo,the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints. The findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favorable safety and tolerability profile consistent with previously reported results. These results supported a post-hoc in-depth analysis of the full dataset to better understand the potential of the drug and guide late-stage trial design. In October 16, 2023 we announced a positive outcome of an End-of-Phase 2 meeting with FDA that enables advancement of BNC210 into Phase 3 studies in SAD. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. Contingent upon successful capital raise, we are planning to initiate dosing in the Phase 3 study in SAD during the quarter ending March 31, 2024.

The Company's expertise in ion channels and approach to developing allosteric modulators have been validated through its strategic partnership with MSD for our α7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables Bionomics to maximise the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer's disease.

Below is a summary of our non-partnered pipeline, which shows the current status and expected topline data:

Below is a summary of the status of the programs under our collaboration relationships:

BNC210

We are initially focused on developing BNC210 for two distinct indications with high unmet medical need: (i) chronic treatment of PTSD and (ii) acute treatment of SAD. In our clinical trials to-date, BNC210 has been observed to have a fast onset of action, and demonstrated clinical anti-anxiety and anti-depressive activity, but without many of the limiting side effects observed with the current standards of care for SAD and PTSD, including benzodiazepines, selective serotonin reuptake inhibitors (“SSRIs”) and serotonin and norepinephrine reuptake inhibitors (“SNRIs”). Based on extensive preclinical data and clinical trials, we believe BNC210 may have a number of advantages over drugs currently used to treat anxiety, depression and PTSD, including:

•
fast acting anxiolytic with the potential to be used in both acute and chronic settings;
•
non-sedating;
•
no addictive effect and a lack of discontinuation/withdrawal syndrome;
•
no memory impairment; and
•
no impairment of motor coordination.
•
no suicidality liability

We have administered BNC210 in approximately 600 subjects across 14 completed clinical trials, including healthy volunteers, elderly patients with agitation and patients with Generalized Anxiety Disorder (“GAD”), SAD and PTSD. We have observed BNC210 to be generally well tolerated in the trials to date following both acute and chronic dosing.

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

We have designed and developed a novel, proprietary tablet formulation of BNC210 which has shown differentiated pharmacokinetic properties in clinical trials. BNC210 tablet has demonstrated rapid oral absorption characteristics in clinical trials making it ideal for acute, or on demand, treatment of SAD. Furthermore, the tablet formulation is intended to provide patients the convenience of taking BNC210 with or without food in the outpatient setting. In previous clinical trials (using 900 mg twice daily dosing similar to that used in the ATTUNE Study), the tablet formulation achieved a target blood exposure ranging from 33-57 mg.h/L, which exceeds the blood exposure of approximately 25 mg.h/L which our pharmacometrics analysis predicted as likely to show clinically meaningful benefit for patients suffering from PTSD. We are using this tablet formulation in our Phase 2b ATTUNE clinical trial for patients with PTSD and Phase 2 PREVAIL trial for patients with SAD.

In September 2023, we announced the results of the Phase 2b ATTUNE study which was a double-blind, placebo-controlled trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in CAPS-5 total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by MADRS and ISI, respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the CGI-S, PGI-S and the SDS. Contingent upon successful capital raise, we are planning to initiate Phase 3 study in PTSD in H2 2024.

While PREVAIL did not meet its primary endpoint, as measured by the change from baseline to the average of the SUDS scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo, the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints that focused on individual phases of the public speaking task. The findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favorable safety and tolerability profile consistent with previously reported results; however, this cannot be relied upon as a predictor of future results. We recently completed an FDA End-of-Phase 2 meeting to discuss the registrational program for BNC210 in SAD. On October 11, Bionomics received the official meeting minutes from the End-of-Phase 2 meeting with the FDA held on September 13, 2023 reflecting that Bionomics has reached an agreement with the FDA on 1) the plan to conduct two single dose randomized, placebo-controlled studies; 2) the use of the SUDS measured during a public speaking challenge as the primary efficacy endpoint; 3) the doses of BNC210 to be studied in Phase 3; 4) the sample size assumptions for the Phase 3 controlled studies based on PREVAIL findings; 5) the design elements of the open label safety study; 6) the size of the safety database to support the NDA; and 7) the nonclinical toxicology studies needed to support the NDA. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. Contingent upon successful capital raise, we are planning to initiate dosing in the Phase 3 study in SAD during the quarter ending March 31, 2024.

We have received Fast Track designation from the FDA for our PTSD and SAD programs. In addition, we have a memorandum of understanding with EmpathBio for preclinical feasibility studies to evaluate a combination of EMP-01, a 3,4-methylenedioxymethamphetamine (“MDMA”) derivative and BNC210 as an adjunct to behavioral therapy for the treatment of PTSD.

Additional Programs

α7 Receptor PAM Program with MSD

In June 2014, we entered into a License Agreement with MSD (known as Merck & Co., Inc., Rahway NJ, USA in the US and Canada) to develop α7 receptor PAMs targeting cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions. Under the 2014 License Agreement, MSD funded certain research and development activities on a full-time equivalent (“FTE”) basis pursuant to a research plan. MSD funds current and future research and development activities, including clinical development and worldwide commercialization of any products developed from the collaboration. We received upfront payments totaling $20 million, which included funding for FTEs for the first twelve months, and another $10 million in February 2017 when the first compound from the collaboration-initiated Phase 1 clinical trials, and we are eligible to receive up to an additional $465 million in milestone payments for achievement of certain development, regulatory and commercial milestones. The MSD collaboration currently includes two candidates which are PAMs of the α7 receptor that are in early-stage Phase 1 safety and biomarker clinical trials for treating cognitive impairment. The first compound has completed Phase 1 safety clinical trials in healthy subjects and there are ongoing biomarker studies. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by MSD into Phase 1 clinical trials. MSD controls the clinical development and worldwide commercialization of any products developed from the collaboration and therefore we cannot predict whether or when we might achieve any milestone payments under the collaboration or estimate the full amount of such payments, and we may never receive any such payments. Further, we are subject to limited information rights under the 2014 MSD License Agreement. As such, we are dependent on MSD to provide us with any updates related to clinical trial results, serious adverse events and ongoing communications with FDA or other regulatory agencies related to these programs, which MSD may provide or withhold in its sole discretion, and as a result we may not be able to provide material updates on a timely basis or at all with respect to these programs. On September 14, 2023, we provided an update on the α7 nAChR PAM collaboration with MSD The original lead molecule BNC375, a Type I α7 nAChR PAM, showed a robust and sustained dose-dependent efficacy over a broad dose range and across multiple cognitive animal models. MSD has subsequently developed MK-4334, a novel clinical candidate, which in early preclinical studies has shown improved drug like and pharmacological properties relative to BNC375. In addition to Phase 1 safety, tolerability and clinical pharmacokinetics studies, clinical biomarker studies are ongoing to further evaluate the pharmacological response of α7 nAChR PAMs in humans.

Our Early-Stage CNS Assets

Our CNS pipeline includes two earlier stage small molecule discovery programs targeting ion channels and represents additional opportunities for future clinical programs and partnering. These programs are at a similar stage to the stage at which the α7 receptor PAM program was licensed under the 2014 MSD License Agreement, although there is no assurance that we will be able to enter into a license or collaboration agreement with respect to these programs. The first of these programs has developed two patented series of small molecule Kv3.1/3.2 potassium channel activators for the potential treatment of cognitive deficits and negative symptoms/social withdrawal in schizophrenia and autism spectrum disorders. The second program has developed three patented series of small molecule inhibitors with functional selectivity for Nav1.7 and Nav1.8 voltage gated sodium ion channels for the potential treatment of chronic pain without the liability of addiction associated with opioid treatment. We plan to advance our early-stage programs either internally or through potentially new partnerships.

Legacy Oncology Programs

We have a portfolio of legacy clinical-stage oncology programs targeting cancer stem cells (BNC101) and tumor vasculature (BNC105) that we have progressed through external funding for clinical trials and out-licensing to capture future value for our shareholders. Our first legacy oncology program is BNC101, a novel humanized monoclonal antibody that targets LGR5, a cancer stem cell receptor highly overexpressed in most solid tumors. In November 2020, we exclusively licensed BNC101 to Carina Biotech for the development of chimeric receptor antigen T-cell (“CAR-T”) therapeutics in return for milestones and royalties. On 24 January 2023, Carina announced that it had received an FDA "Safe to Proceed" Letter for a Phase 1/2a clinical trial of BNC101 CAR-T therapy for the treatment of advanced colorectal cancer and plans to commence patient enrolment during the first half of 2023. On 25 August 2023, Carina announced that patient screening for their Phase 1/2a study had commenced.

Our second legacy oncology program, BNC105, is a novel vascular tubulin polymerization inhibitor agent for treatment of cancer, which disrupts the blood vessels that nourish tumors. We plan to advance these oncology programs only through existing and potentially new partnerships.

Our Team

We have assembled a strong management team of experts complemented by an international board of directors with deep scientific and clinical expertise in CNS drug discovery and development and expertise in strategy and business development. The management team is led by Spyridon “Spyros” Papapetropoulos, M.D., our President and Chief Executive Officer, an experienced biopharmaceutical executive, a recognized neuroscientist/neurologist, and change agent with a 25-year career focused on CNS disorders. He held various positions of increasing responsibility at CNS-focused start-up/small, medium, specialty and large biopharma companies. Since 2020, he has been the Chief Medical Officer of Vigil Neuroscience Inc, a Nasdaq-listed biopharmaceutical company developing a pipeline of neuroimmune targeted therapeutics for the treatment of neurodegenerative disorders.

Prior to joining Vigil, he served as Chief Development Officer, and SVP, Head of Clinical Development at Acadia Pharmaceuticals Inc., CEO at SwanBio Therapeutics, and EVP of Research & Development and Chief Medical Officer at Cavion. Before Cavion, he held senior/executive positions at Biogen Inc., Allergan plc, Pfizer Inc., and Teva Pharmaceuticals Inc. Dr. Papapetropoulos has filed multiple INDs and has overseen a broad spectrum of CNS biopharmaceutical development programs (small molecules, biologics, gene therapy), leading to successful regulatory filings (>20 INDs and multiple NDAs/BLAs) and new product launches worldwide. Dr. Papapetropoulos received his M.D. and Ph.D. in Greece from the University of Patras, School of Medicine and before joining the biopharmaceutical industry and has served as faculty at the Department of Neurology of the University of Miami, School of Medicine. Our Vice President Clinical Development is Liz Doolin, MSc. Additionally, in 2023, we further strengthened our respective management and scientific teams with the appointment of Tim Cunningham of Danforth Associates as CFO, Julie Kerner, Ph.D., as Senior Vice President of Business Operations, and Atul R. Mahableshwarkar, M.D., as the Acting Chief Medical Officer. The Company has also engaged Francisco Bejar as a strategic advisor to head the business development efforts in the U.S. and abroad.

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

Our Strategy

Our goal is to be a leading biopharmaceutical company focused on the development and commercialization of novel treatments to transform the lives of patients with serious CNS disorders with high unmet medical need. The key elements of our strategy include:

•
Advance our lead product candidate, BNC210 through clinical development and to commercialization, if approved, in patients with PTSD. BNC210 is an oral, proprietary, selective NAM of the α7 receptor designed to normalize the neurotransmitter imbalance and address anxiety and stressor-related disorders. In September 2023, we announced the results of the Phase 2b ATTUNE study which was a double-blind, placebo-controlled trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in CAPS-5 total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by MADRS and ISI, respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the CGI-S, PGI-S and SDS. Contingent upon successful capital raise, we are planning to initiate Phase 3 study in PTSD in H2 2024.
•
Advance our lead product candidate, BNC210, through clinical development and to commercialization, if approved, for the acute treatment of patients with SAD.Based on the favorable rapid absorption profile of our novel tablet formulation and evidence of anti-anxiety effect from our prior Phase 2 GAD trial, we believe there is a strong clinical and translational rationale to advance BNC210 for the acute treatment of patients with SAD, which we believe now has a defined clinical and regulatory pathway based on the positive outcome of the End-of-Phase 2 meeting with the FDA in September 2023 that enables advancement of BNC210 into Phase 3 studies in SAD. While PREVAIL did not meet its primary endpoint, as measured by the change from baseline to the average of the SUDS scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo, the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints that focused on individual phases of the public speaking task. The findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favorable safety and tolerability profile consistent with previously reported results, although this cannot be relied upon as a predictor of future results. . Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. Contingent upon a successful capital raise, we are planning to initiate dosing in the Phase 3 study in SAD during the quarter ending March 31, 2024.
•
Expand indication potential for BNC210 to other acute and chronic anxiety and stressor-related disorders. Based on what we believe is the novel mechanism of action of BNC210, data observed in approximately 600 subjects to date in 14 completed clinical trials that BNC210 has been generally well tolerated, and the broad utility of negative allosteric modulators of the α7 receptor, we believe BNC210 has the potential to address a wide-range of anxiety and stressor-related CNS disorders beyond acute treatment of SAD and chronic treatment of PTSD. We intend to continue evaluating BNC210’s potential for acute and chronic treatment of additional anxiety indications such as GAD, panic disorder and chronic treatment of SAD.
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
•
Maximize the potential of our CNS programs and legacy oncology assets through selective partnerships and licensing. We have generated a series of product candidates that may have transformative potential across a range of CNS indications through our expertise in ion channels and, specifically, α7 receptors. We have an ongoing collaboration with MSD for our α7 receptor PAM program to treat patients with cognitive impairment associated with Alzheimer’s disease and other CNS conditions. In addition, we have a memorandum of understanding with EmpathBio to conduct preclinical feasibility studies to evaluate a combination of EMP-01, an MDMA derivative, and BNC210 as an adjunct to behavioral therapy, for the treatment of PTSD. We have also used our expertise in ion channel biology to identify multiple series of Nav1.7/1.8 inhibitors and Kv3.1/3.2 activators with transformative potential for patients suffering from pain and cognitive disorders, respectively, which we plan to leverage for future partnerships or licensing. In addition, we expect to continue to advance our legacy oncology programs through existing and future external funding and out-licensing to capture potential value for our shareholders.

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

Our Approach: Allosteric Modulation of the α7 Receptor and Clinical Biomarkers

We are focused on advancing a pipeline of both NAMs and PAMs of the α7 receptor to treat anxiety-related and cognitive disorders, respectively. Allosteric sites found on ion channels are distinct from orthosteric sites where active substrates, such as ACh, choline and nicotine bind. The α7 receptor is made up five identical alpha subunits spanning the neuronal membrane, providing five orthosteric agonist binding sites. In response to ACh, the opening and closing of the ion channel allows the preferential flow of Ca2+ into the cell, which governs neuronal function and neurotransmission, as seen in the figure below.

1
Channel opens: ACh binds to α7 receptor orthosteric sites
2
Ca2+ flow through the channel when α7 receptors are activated
Ca2+
Transmembrane Binding Domain
3
PAMs / NAMs bind to α7 receptor allosteric sites
4
Allosteric drug transmembrane binding domain restores normal activity
Ca2+

Figure 2: Structure of the α7 receptor showing the orthosteric and allosteric binding sites.

The α7 receptor has garnered significant attention as a target for cognitive deficits based on receptor localization, and because of robust effects observed in preclinical studies and genetic implication of its involvement in cognitive disorders. Historically, therapeutics that modulate the α7 receptor have either targeted the orthosteric agonist sites or blocked the channel. These conventional orthosteric α7 receptor agonists have suffered from off-target activity, receptor desensitization, and a narrow therapeutic window that have limited their clinical utility. Allosteric modulators of the α7 receptor bind at the transmembrane region (see Figure 1) at sites distinct from the orthosteric sites. Allosteric modulators on their own have no effect on the receptor and act only when agonists, such as ACh, nicotine or choline, are bound to the orthosteric site. Binding to allosteric sites on the α7 receptor can diminish or enhance the effects of orthosteric agonist binding. Through the dynamic interaction between the molecules bound to each site, allosteric modulators serve to “normalize” function of the ion channel by mitigating hypercholinergic and hypocholinergic disease states (see Figure 2). As such, allosteric modulators have several potential key advantages, including potentially improved safety profiles and lower likelihood of desensitization, resulting in potentially greater efficacy, as compared to historically used orthosteric agonists or channel blockers.

We have utilized our expertise in ion channel biology to identify orally active, highly selective small molecule α7 receptor allosteric modulators designed to penetrate the blood-brain barrier and overcome the limitations associated with orthosteric agonists or channel blockers.

Beyond the discovery phase, our clinical development strategy is strengthened by using an array of established and well-defined translational tools, including well-established biomarkers. We leverage biomarkers, functional magnetic resonance imaging (“MRI”), electroencephalographic activity (“EEG”) and behavioral paradigms to demonstrate early proof of mechanism and biology in clinical studies in healthy volunteers and patients. In addition, we utilize robust pharmacokinetic and pharmacometrics exposure-response relationship modeling in our translational and Phase 2 clinical trials to assess the target blood exposure and define the doses of the drug to be evaluated in our clinical trials, which we believe will result in an increased probability of success in the clinic.

As our programs are about to enter registrational phases (Phase 3 trials) we have developed significant expertise in regulatory interactions, manufacturing scale-up and most importantly designing and conducting large scale clinical trials based on patient centricity and diversity practices, rigorous clinical operations procedures focusing on standardization of protocols, robust investigator training, meticulous patient selection, continuous patient safety and data quality monitoring and state-of-the-art statistical and reporting capabilities. This expertise together with our proven track record in execution of mid-stage (Phase 2 trials) is expected to increase the probabilities of technical success of our future trials, limit the placebo effect, ensure safety of our trial participants, and enable the on-time and on-budget delivery of clinical trial results.

Our Lead Product Candidate

BNC210 for the Treatment of Post-Traumatic Stress Disorder and Social Anxiety Disorder

We are developing our lead product candidate, BNC210, a novel, first- and best-in-class orally administered small molecule, for the chronic treatment of PTSD and the acute treatment of SAD. BNC210 is a NAM of the α7 receptor and does not exert its effect on the α7 receptor unless in the presence of an agonist, such as ACh. When BNC210 binds to the α7 receptor in the presence of ACh, it normalizes the effect of enhanced ACh signaling, thereby decreasing the flow of Ca2+ through the channel and the subsequent downstream neurotransmitter modulation, as seen in Figure 3. We believe that inhibition by BNC210 of α7 receptor dependent neurotransmission in the amygdala, and other areas involved in emotional, cognitive and mood control such as the basal forebrain, the hippocampus and prefrontal cortex is key to its anti-anxiety and anti-depressive potential. BNC210 has demonstrated positive preclinical results in depression- and anxiety-related models, and clinical proof-of-concept of acute anti-anxiety activity in prior Phase 2 clinical trials in SAD and GAD patients as well as a statistically significant reduction in panic symptoms in a clinical trial of healthy volunteers who had received cholecystokinin-4 (“CCK-4”), a peptide that induces anxiety and panic symptoms. BNC210’s psychoactive profile, its favorable safety and tolerability and pharmacokinetic properties make it an ideal candidate for both chronic and acute treatment across a number of neuropsychiatric diseases including PTSD and SAD.

In September 2023, we announced the results of the Phase 2b ATTUNE study which was a double-blind, placebo-controlled trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in CAPS-5 total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by MADRS and ISI, respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the CGI-S, PGI-S and the SDS. Contingent upon successful capital raise, we are planning to initiate Phase 3 study in PTSD in H2 2024.

While PREVAIL did not meet its primary endpoint, as measured by the change from baseline to the average of the SUDS scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo, the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints that focused on individual phases of the public speaking task. The findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favorable safety and tolerability profile consistent with previously reported results; however, this cannot be relied upon as a predictor of future results. We recently completed an FDA End-of-Phase 2 meeting to discuss the registrational program for BNC210 in SAD. On October 11, Bionomics received the official meeting minutes from the End-of-Phase 2 meeting with the FDA held on September 13, 2023 reflecting that Bionomics has reached an agreement with the FDA on 1) the plan to conduct two single dose randomized, placebo-controlled studies; 2) the use of the SUDS measured during a public speaking challenge as the primary efficacy endpoint; 3) the doses of BNC210 to be studied in Phase 3; 4) the sample size assumptions for the Phase 3 controlled studies based on PREVAIL findings; 5) the design elements of the open label safety study; 6) the size of the safety database to support the new drug application (NDA); and 7) the nonclinical toxicology studies needed to support the NDA. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. Contingent upon successful capital raise, we are planning to initiate dosing in the Phase 3 study in SAD during the quarter ending March 31, 2024.

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

PTSD significantly impacts all aspects of life and the day-to-day functioning of people with this debilitating disorder. In addition, PTSD severity is often worsened by co-occurring disorders that result from PTSD itself such as major depression, substance abuse, and mood and anxiety disorders. PTSD also substantially contributes to suicide risk, further underscoring the severity and unmet need in this patient population. The CAPS is considered to be the gold-standard criterion measure to diagnose and assess the severity of PTSD symptoms in patients in clinical trials. CAPS is routinely updated to reflect the current DSM criteria, the latest of which is the CAPS-5. This scale measures the frequency and intensity of PTSD symptoms, which can be broadly classified into four clusters: intrusion, avoidance, negative mood and thinking, and arousal and reactivity.

Approximately 9 million people currently suffer from PTSD in the United States, a figure which is on the rise due to the impact of the COVID-19 pandemic that has contributed to higher rates of symptoms associated with anxiety, depression and PTSD. Approximately 8% of the U.S. population will experience PTSD within their lifetimes, making PTSD the fifth most prevalent mental health disorder in the United States. In addition, when adjusted for the frequency of traumatic event exposure, women are four times more likely to develop PTSD than men. PTSD is a complex, chronic disorder, with many symptoms and co-morbidities that make it difficult to treat.

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

Current Treatments for SAD and PTSD and Their Limitations

There remains a significant unmet medical need for over 27 million patients suffering from PTSD and SAD. Current approved pharmacological treatments include SSRIs and SNRIs, with some off-label use of benzodiazepines and beta blockers (only used for SAD). These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants, and significant side effects of these classes of drugs.

•
Antidepressants. Antidepressants, including SSRIs and SNRIs, currently serve as first-line pharmacotherapies for PTSD and SAD. The efficacy shortcomings of these antidepressants are well-known and many patients do not achieve clinical remission, resulting in high discontinuation of therapy. For example, current estimates indicate that only 20 to 30% of PTSD patients achieve clinical remission on SSRI therapies. SSRIs/SNRIs also have tolerability issues, including gastrointestinal side effects, CNS side effects (agitation, anxiety, insomnia, dizziness and drowsiness), sexual dysfunction and sweating and also carry a black-box label warning for increased risk of suicidality in adolescents. Apart from limited or no efficacy, many patients discontinue treatment as a result of the fear of related side effects. Furthermore, SSRIs/SNRIs typically require several weeks of chronic administration before onset of efficacy, making them inadequate for the treatment of acute anxiety episodes in anxiety disorders such as SAD and as often seen in PTSD. Patients on these antidepressants often need co-administration of acute anti-anxiety medications, such as benzodiazepines.
•
Benzodiazepines. While not FDA approved for PTSD or SAD, benzodiazepines may be prescribed off-label along with approved medications such as SSRIs/SNRIs. In addition to their distinctive sedative effects, benzodiazepines have other significant safety risks, including memory and motor impairment, serious risk of abuse, addiction, physical dependence, and withdrawal reactions, as highlighted in the FDA’s Drug Safety Communication in September 2020. Furthermore, emerging evidence indicates that benzodiazepines may inhibit brain areas involved in fear learning, including the amygdala, further delaying recovery and counteracting the effects of the treatment.
•
Beta Blockers. Beta blockers are a class of blood pressure lowering medications that are commonly used off-label for patients with SAD to help reduce some of the physical symptoms of anxiety, such as an increased heart rate, sweating, or tremors. However, these therapies have not been effective in reducing overall anxiety.

Due to the shortcomings of existing therapies, there remains a significant unmet medical need for improved therapeutics for PTSD and SAD with improved efficacy and response rates, fewer side effects and a faster onset of action, which we believe may be met by targeting a different mechanism of action.

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
•
no memory impairment; and
•
no impairment of motor coordination; and
•
no suicidality.

Clinical Development of BNC210

To date, we have studied BNC210 in approximately 600 subjects across 14 completed clinical trials, including in healthy volunteers, elderly patients suffering from agitation and patients with GAD, SAD and PTSD. BNC210 has not demonstrated the severe side effects commonly associated with SSRIs/SNRIs and benzodiazepines. We believe that the tolerability data that we have observed to date supports both acute and chronic dosing.

In addition, BNC210 has demonstrated clinical proof-of-concept of acute anti-anxiety activity in a Phase 2 clinical trial in GAD patients as well as a statistically significant reduction in panic symptoms in a CCK-4 induced panic attack clinical trial of healthy volunteers. BNC210 more recently demonstrated efficacy in reduction of total symptom severity scores in our Phase 2 PTSD clinical trial and reduced acute anxiety during a public speaking challenge in our Phase 2 clinical trial in SAD patients The table below summarizes our clinical trials for BNC210.

Summary of BNC210 Clinical Trials

Phase	Description	Participants / Setting	Subjects Enrolled / Administered BNC210*	BNC210 Formulation and Doses	Location
1	Single Ascending Dose Safety and PK	Healthy volunteers / In-clinic	32/24	Suspension; 5 to 2000 mg (single dose)	Australia
1	Single Ascending Dose Safety and PK; Food Effect	Healthy volunteers / In-clinic	4/3	Suspension; 300 to 2000 mg (single dose)	Australia
1	Single Ascending Dose Safety and PK; Food Effect	Healthy volunteers / In-clinic	47/40	Capsule; 300 to 3000 mg (single dose)	US
1b	Lorazepam Comparison	Healthy volunteers / In-clinic	24/22	Suspension; 300 and 2000 mg (single dose)	France
1b	CCK-4 Panic Attack Model	Healthy volunteers / In-clinic	60/59	Suspension; 2000 mg (single dose)	France
1b	Multiple Ascending Dose Safety and PK; Expanded Cohort for EEG Target Engagement	Healthy volunteers / In-clinic	56/44	Suspension; 150 to 1000 mg twice daily for 8 days	France
1	Suspension and Tablet Formulation PK Comparison	Healthy volunteers / In-clinic	6/6	Suspension and tablet; 300 mg (single dose)	Australia
1	Single Ascending Dose Safety and PK	Healthy volunteers / In-clinic	5/5	Tablet; 600 to 1200 mg (single dose)	Australia
1	Multiple Dosing Safety and PK	Healthy volunteers / In-clinic	10/10	Tablet; 900 mg twice daily for 7 days	Australia
2a	Imaging and Behavioral Study in Generalized Anxiety Disorder	Generalized anxiety disorder patients / In-clinic	27/25	Suspension; 300 and 2000 mg (single dose)	UK
2a	Agitation in the Elderly in Hospital Setting	Agitated elderly patients / Hospital	38/18	Suspension; 300 mg twice daily for 5 days	Australia
2	RESTORE PTSD	PTSD patients / Out-patient	193/143	Suspension; 150, 300 or 600 mg twice daily for 12 weeks	Australia US
2b	ATTUNE PTSD	PTSD patients / Out-patient	212/106	Tablet; 900 mg twice daily for 12 weeks	US, UK
2	PREVAIL SAD	SAD patients / In-Clinic	151/101	Tablet; 225 or 675 mg (single dose)	US

CCK-4 = cholecystokinin tetrapeptide; EEG = electroencephalography; PK = pharmacokinetic.

* The number of enrolled subjects who were administered BNC210; other enrolled subjects were administered placebo or lorazepam only.

Across all 14 completed clinical trials, including two 12-week Phase 2 PTSD trials, the most commonly reported adverse events for participants receiving BNC210 were headache (16%), somnolence (7%) and nausea (6%). The majority of these adverse events were graded as mild and there were no dose-related trends. There have been two serious adverse events (“SAEs”) that were deemed by the investigators to be at least possibly related to BNC210: one SAE reported for hypotension (with alternative causality of dehydration) for an elderly patient was deemed possibly related to study drug by the independent investigator, however, after a saline infusion, blood pressure returned to within normal limits within 45 minutes and the subject continued on the study; and one SAE for elevated liver function tests reported 14 days after last treatment dose for a PTSD subject who remained asymptomatic throughout the study and in follow up was deemed probably related to study drug by the independent investigator. For the SAE related to elevated liver function, it was subsequently noted in a safety report to the FDA that the Independent Safety Monitoring Board for the RESTORE study did not believe that this adverse event met the criterion for an SAE. There were 14 reports of elevated liver function test results in participants receiving BNC210 900 mg twice daily in the ATTUNE PTSD study. There have been no apparent BNC210 dose-related trends in vital signs, physical examinations, or electrocardiogram (“ECG”) measurements across the 14 clinical trials. In addition, we evaluated the abuse potential of BNC210 in three healthy volunteer studies at doses up to 2000 mg per day for eight days using the Addiction Research Center Inventory 49 item questionnaire (“ARCI49”), which showed no significant effects in addiction potential across the five abuse-potential categories evaluated

Phase 1 Safety, Tolerability and Pharmacokinetic Clinical Trials in Healthy Subjects Using a Liquid Suspension Formulation

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

Phase 1 and 2 Clinical Trials Demonstrating Anti-Anxiety Effects in Healthy Subjects and Anxiety Patients

We conducted a randomized, placebo-controlled, double-blind Phase 1 clinical trial in 60 healthy subjects to evaluate the anti-anxiety effects of BNC210. These subjects were administered CCK-4, a peptide that induces anxiety and panic symptoms. CCK-4 induced panic symptoms in 15 subjects, or approximately 25% of the subjects, which is consistent with the CCK-4 induced panic attack rate in other trials. Subjects in a supervised in-clinic setting received a single dose of 2000 mg of BNC210 liquid suspension formulation with food seven hours prior to the CCK-4 challenge. BNC210 demonstrated statistically significant reduction in both the number and intensity of panic symptoms on the Panic Symptoms Scale (“PSS”) compared to placebo 10 minutes after the CCK-4 injection, as seen in the figure below (p=0.048 and p=0.041, respectively). This clinical trial also demonstrated that the emotional stability of BNC210-treated subjects returned to baseline within 10 minutes compared to 60 minutes for placebo treated subjects. These findings were consistent with our prior preclinical studies in rodents where BNC210 overcame the effects of a CCK-4 challenge and enhanced fear extinction, as well as demonstrated similar activity to benzodiazepines without the narrow dose response common to that class of drugs.

Figure 5: Results from BNC210 in a human CCK-4 challenge panic attack model.

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

Phase 2 RESTORE PTSD Clinical Trial Using Liquid Suspension Formulation: Summary, Pharmacokinetic Modeling and Pharmacometrics Analysis

Our RESTORE trial was a randomized, double-blind, placebo-controlled Phase 2 clinical trial in the outpatient setting that enrolled 193 adult patients diagnosed with PTSD across 20 sites in the United States and six sites in Australia. There were four treatment groups, including a placebo arm and three BNC210 dose arms (150 mg, 300 mg, 600 mg) of the liquid suspension formulation given twice daily with food. The primary endpoint of this study was a decrease in PTSD symptom severity between placebo and BNC210 treatment groups as measured by the CAPS-5 at 12 weeks, a validated clinical endpoint. Secondary endpoints included measurement of effects on components of the CAPS-5 PTSD symptom clusters, measures of anxiety and depression, well-being, sleep, and safety. While the trial did not meet the primary endpoint, we observed evidence of anti-depressant effects in the high dose BNC210 600 mg group (CAPS-5 Criterion D Negative Alterations in Cognitions and Mood at Week 1 p=0.037). Furthermore, the overall safety analysis showed adverse event reporting and other safety parameters such as laboratory analyses, vital signs, physical examinations, and ECG were similar for placebo and each of the three BNC210 treatment groups, indicating that BNC210 was well tolerated in this patient population over the 12-week dosing period.

Subsequently, we performed population pharmacokinetic modeling and a pharmacometric analysis on the RESTORE trial. Population pharmacokinetics indicated that the plasma exposure achieved in the patients in the RESTORE trial, which was an outpatient trial, was substantially (approximately 50%) less than projected from the in-clinic multiple ascending dose (“MAD”) pharmacokinetic study in healthy volunteers (Figure 9).

Phase 2 RESTORE PTSD Trial
Liquid Suspension formulation
Out-patient setting
600 mg b.i.d
300 mg b.i.d
150 mg b.i.d
8-Day MAD PK Trial
Liquid Suspension formulation
In-clinic setting, HVs
600 mg b.i.d
300 mg b.i.d
150 mg b.i.d
0 5 10 15 20 25 30 35 40 45 50 55 60
AUC (mg.hr/L) Mean ± SD

Figure 9: Out-patient Phase 2 PTSD RESTORE trial did not achieve exposure projected from in-clinic MAD study in healthy volunteers.

Furthermore, a pharmacometrics blood exposure-response relationship was modeled which showed potential for BNC210 to have clinical benefit in PTSD provided that adequate exposures of 25 mg.hr/L and above are achieved (p<0.01), as seen in the figure below. These data were shared with the FDA at a Type C meeting and provided guidance for the Phase 2b ATTUNE PTSD clinical trial.

Novel, Proprietary Tablet Reformulation Effort

The initial in-clinic trials and the Phase 2 PTSD RESTORE outpatient clinical trial discussed above were carried out with a liquid suspension formulation of BNC210. The liquid suspension formulation was required to be given (in-clinic) or taken (outpatient) with a high fat food diet to provide optimal absorption of the drug candidate. While the liquid suspension formulation of BNC210 performed well in the in-clinic supervised setting, we believe it was inadequate for outpatient studies due to substantially lower blood exposure, higher variability and/or lower compliance. To overcome the limitations of the liquid suspension formulation in providing adequate exposure in the outpatient setting, we developed a novel, proprietary tablet formulation to use in subsequent studies with the goals of overcoming the food effect (i.e. the requirement to be given with food), improving patient compliance and providing rapid absorption and dose linear pharmacokinetics. We have conducted three clinical trials to evaluate the pharmacokinetics of the tablet formulation including a comparison with the liquid suspension formulation, a single ascending dose study and a seven-day multi-dosing study. The tablet formulation was used in the Phase 2b PTSD ATTUNE Study and Phase 2 SAD PREVAIL Study.

We conducted a Phase 1 clinical trial to compare a single BNC210 300 mg dose of the liquid suspension formulation to the tablet formulation in six fasted and fed healthy subjects in a cross-over design in which each subject received three treatments with a wash-out period of at least five days in between: (i) fasted subjects who received the liquid suspension formulation; (ii) fasted subjects who received the tablet formulation and (iii) fed subjects who received the tablet formulation. As can be seen in the figure below, fasted subjects that were administered liquid suspension formulation resulted in substantially lower BNC210 blood levels and exposure in comparison to fed subjects from a prior study. By contrast, administration of the new tablet formulation in fasted or fed subjects resulted in similar blood concentrations and exposure (i.e., area under the curve (“AUC”) with a delay in time to maximal concentration (“tmax”) in fed individuals as would be expected with delayed absorption of the drug. More importantly, the exposure in fasted or fed subjects administered the tablet formulation of BNC210 was comparable to the exposure seen in subjects given the liquid suspension formulation with food (based on data from the 300 mg suspension dose in the earlier pharmacokinetic study described above). Based on the results of this trial the new tablet formulation simplified dosing in the Phase 2b ATTUNE PTSD clinical trial where subjects were given the option to dose the medication with or without food.

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

We also carried out a multi-dose seven-day dosing pharmacokinetic study in ten healthy volunteers (five females and five males) to evaluate the dosing regimen (900 mg given twice daily) for the Phase 2b ATTUNE PTSD clinical trial. The tablet formulation of BNC210 given at 900 mg twice daily had 12-hourly exposure levels ranging from 33-57 mg.h/L, which exceed the 12-hourly blood exposure of approximately 25 mg.h/L, which our pharmacometrics analysis predicted as necessary to meet the primary endpoints for effectiveness for treating PTSD patients in future clinical trials. Furthermore, the results showed that with twice daily dosing there was no gender-based difference in exposure and that BNC210 continued to be well-tolerated, even at the higher exposure levels achieved after seven days of dosing in the healthy volunteers.

Target Exposure:
AUC0-12 = 25 mg.hr/L
7-Day PK Trial
New tablet formulation
In-clinic setting, HVs
900 mg b.i.d
Phase 2 RESTORE PTSD Trial
Liquid Suspension formulation
Out-patient setting
600 mg b.i.d
300 mg b.i.d
150 mg b.i.d
8-Day MAD PK Trial
Liquid Suspension formulation
In-clinic setting, HVs
600 mg b.i.d
300 mg b.i.d
150 mg b.i.d
0 5 10 15 20 25 30 35 40 45 50 55 60
AUC (mg.hr/L) Mean ± SD

Figure 12: Pharmacokinetic (PK) study of tablet formulation in healthy volunteers achieved target exposure.

BNC210 Clinical Development in PTSD

We initiated a Phase 2b clinical trial, which we refer to as the ATTUNE trial, evaluating BNC210 monotherapy treatment in PTSD patients. In April 2023, we completed target enrolment of 212 participants in this clinical trial at 34 sites in the United States and the United Kingdom. ATTUNE was a 1:1 randomized, double-blind, placebo-controlled, parallel two-arm (placebo or BNC210 900 mg twice daily) 12-week treatment study that assessed the efficacy and safety of our newly developed tablet formulation of BNC210. The primary efficacy endpoint of this trial was the effect of BNC210 compared to placebo on baseline to endpoint change in CAPS-5 total symptom severity scores after 12 weeks of treatment. In addition, several investigator and self-reported secondary efficacy endpoints related to CAPS-5 symptom cluster severity scores and anxiety and depression measures along with safety and tolerability endpoints were reported (Figure 13).

Figure 13: Phase 2b ATTUNE clinical trial design.

In September 2023, we announced the results of the Phase 2b ATTUNE study. The trial met its primary endpoint of change in CAPS-5 total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015) (Figure 14). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) (Figure 15A) and sleep (p=0.039) (Figure 15B) as measured by MADRS and ISI respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the CGI-S, PGI-S and SDS.Contingent upon successful capital raise, we are planning to initiate Phase 3 study in PTSD in H2 2024.

Figure 14: ATTUNE Study – BNC210 significantly reduced change from baseline CAPS-5 total symptom severity scorescompared to placebo.

Figure 15: ATTUNE Study – BNC210 significantly reduced change from baseline (A) MADRS depression scores, and (B) Insomnia Severity Index scores, compared to placebo.

We also have a memorandum of understanding with EmpathBio to explore the feasibility of combination treatment of an MDMA derivative EMP-01 and BNC210 which could have the potential to further expand the market for BNC210 for the treatment of PTSD. Depending on the results of the preclinical feasibility studies, we intend to enter into a definitive agreement with EmpathBio, but there is no assurance we will do so. We intend to determine the feasibility of behavioral therapy with MDMA/EMP-01 followed by treatment with BNC210 which may have the potential to reduce the intensive in-clinic treatment sessions that are currently used with MDMA treatment. Under the proposed collaboration, it is anticipated that EmpathBio would be primarily responsible for such trials, and we would be responsible for supplying any and all amounts of BNC210 required for such trials. We and EmpathBio have agreed to reasonably update each other of significant events relevant to intended timing of preclinical and clinical studies related to the proposed collaboration. Under the proposed collaboration, we and EmpathBio would each retain all rights in relation to our or their own intellectual property, respectively. Ownership of any intellectual property resulting from the proposed collaboration is expected to be determined in accordance with U.S. patent law, unless otherwise agreed to by us and EmpathBio; provided that EmpathBio would own any intellectual property specific to EMP-01 and/or which employs or is derived from EmpathBio’s intellectual property and, subject to the foregoing, we would own any intellectual property specific to BNC210 and/or which employs or is derived from our intellectual property.

BNC210 Clinical Development in SAD

We initiated an SAD trial, which we refer to as the PREVAIL Study, evaluating the effects of acute dosing of BNC210 on anxiety in SAD, using a standardized public speaking challenge. We are building on the favorable attributes of our novel tablet formulation with a rapid absorption profile reaching maximal concentrations in the blood between 45 to 105 minutes, providing the potential for on demand use to treat symptoms of social anxiety which result from often predictable anxiety-provoking stressors. Furthermore, FDA’s prior support of using a public speaking challenge and the SUDS as a Phase 3 registrational endpoint for approval makes SAD an attractive, potentially more rapid path-to-market indication to further explore in clinical development.

The PREVAIL Study was a randomized, double-blind, parallel three-arm (placebo, 225 mg BNC210 or 675 mg BNC210), multi-center Phase 2 clinical trial which compared the tablet formulation of BNC210 to placebo on anxiety levels in patients with SAD during an anxiety-provoking behavioral task, i.e., the public speaking challenge (Figure 16). Participants were orally administered a single dose of study treatment approximately one hour prior to the behavioral task. The primary endpoint of the PREVAIL Study was to compare BNC210 to placebo on self-reported anxiety levels using the SUDS during the behavioral task. Secondary endpoints included other scales measuring participants’ anxiety levels, in anticipation of, and during the behavioral task, as well as an evaluation of the safety and tolerability of BNC210 in this population. The PREVAIL Study was conducted at 15 sites in the U.S. and enrolled 151 adult patients suffering with SAD. The study participants must have had a score of at least 70 on the Liebowitz Social Anxiety Scale (i.e., marked to severe social anxiety), which is a scale that assesses a patient’s reported level of social phobia in a range of social interactions and performance situations during the past week.

Figure 16: Phase 2b ATTUNE clinical trial design

The PREVAIL Study was designed with the aim of uncovering the best methodological approaches to measure the therapeutic potential of BNC210 in the acute treatment of SAD, a setting with no approved treatments, and evolving understanding of clinical trial methodologies. While PREVAIL did not meet its primary endpoint, as measured by the change from baseline to the average of the SUDS scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo, the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints that focused on individual phases of the public speaking task (although these results are not predictive of future success or similar results). The findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favorable safety and tolerability profile consistent with previously reported results. These results supported a post-hoc in-depth analysis of the full dataset to better understand the true potential of the drug and guide late-stage trial design.

This full analysis revealed that BNC210’s therapeutic potential was not limited to a single task phase but was present throughout the speaking task, including the performance phase of the public speaking challenge and the anticipatory period immediately prior. Moreover, administration of both 225 mg and 675 mg BNC210 doses resulted in therapeutic responses of similar magnitude (Figure 17), which allowed for the data from the two arms to be combined, enhancing the dataset’s statistical power (BNC210 n = 101, placebo n = 50).

Figure 17: PREVAIL Study – Mean change from baseline in SUDS scores.

Participants that received BNC210 experienced significantly less anxiety during the public speaking task (combined anticipation and performance phases) compared to participants that received placebo as measured by SUDS, the study’s primary outcome measure (p=0.044) (Figure 18). These therapeutic effects are comparable to those reported with benzodiazepines supporting the clinical meaningfulness of BNC210’s anxiolytic effects. Converging trends favoring BNC210 were also observed in the State-Trait Anxiety Inventory ("STAI”). Furthermore, subgroup analyses indicated that the younger participants (30 years and below) showed stronger responses to BNC210 with significant separation from placebo (anticipation and performance, p=0.023) on the SUDS. This younger cohort may be particularly relevant given that SAD often exhibits early onset, typically during adolescence or early adulthood.

Figure 18: PREVAIL Study – The combined BNC210 dose group significantly reduced the area-under-the-curve (*AUC) SUDS scores across the anticipation and performance phases of a public speaking challenge compared to placebo.

In addition to the favorable efficacy, the overall safety profile of BNC210 was found to be consistent with a non-sedating anxiolytic. The new oral tablet formulation performed as predicted by earlier studies in healthy volunteers and exhibited a fast-acting pharmacokinetic profile that supports the use of BNC210 in the acute treatment of SAD. In sum, the complete analysis of the data indicates that patients who received BNC210 exhibited a statistically significant separation over those receiving placebo in well-powered post-hoc analyses across trial phases and identified a patient population in which the experimental therapeutic enhanced the probabilities of success and possesses a favorable safety and tolerability profile.

We recently completed an FDA End-of-Phase 2 meeting to discuss the registrational program for BNC210 in SAD. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. Contingent upon successful capital raise, we are planning to initiate dosing in the Phase 3 study in SAD during the quarter ending March 31, 2024.

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

To overcome the challenges with orthosteric agonists, we embarked on an α7 PAM discovery program which led to the identification of BNC375, a novel α7 PAM which is selective over related receptors and potentiates ACh-evoked α7 currents with no observed effect on receptor desensitization kinetics. In June 2014, we entered into a strategic collaboration with MSD to develop novel PAMs, including our BNC375 research program, for the treatment of cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions. Under the collaboration, BNC375 was further characterized showing that it enhanced long-term potentiation of electrically evoked synaptic responses in rat hippocampal slices and in vivo, which is an established preclinical surrogate for memory enhancement. Systemic administration of BNC375 reversed scopolamine-induced cognitive deficits in rat novel object recognition and rhesus monkey object retrieval detour (“ORD”) tasks over a wide range of exposures, showing no evidence of an inverted U-shaped dose-effect curve. The compound also improved performance in the ORD task in aged African green monkeys. African green monkeys display pathological hallmarks of Alzheimer’s disease such as amyloid plaques and constitute a valuable translational model to assist in the development of drug candidates for Alzheimer’s disease. Moreover, ex vivo 13C-NMR analysis indicated that BNC375 treatment enhanced neurotransmitter release in rat medial prefrontal cortex.

These findings suggest that α7 receptor PAMs may have multiple advantages over orthosteric α7 receptor agonists for the treatment of cognitive dysfunction associated with CNS diseases.

Our collaboration with MSD currently includes two candidates which are PAMs of the α7 receptor that are in early-stage Phase 1 safety and biomarker clinical trials for treating cognitive impairment. The first compound (MK-4334) has completed Phase 1 safety clinical trials in healthy subjects and there are ongoing biomarker studies. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by MSD into Phase 1 clinical trials. On September 14, 2023, we provided an update on α7 Nicotinic Acetylcholine Receptor (nAChR) Positive Allosteric Modulator (PAM) collaboration with MSD The original lead molecule BNC375, a Type I α7 nAChR PAM, showed a robust and sustained dose-dependent efficacy over a broad dose range and across multiple cognitive animal models. MSD has subsequently developed MK-4334, a novel clinical candidate, which in early preclinical studies has shown improved drug like and pharmacological properties relative to BNC375. In addition to Phase 1 safety, tolerability and clinical pharmacokinetics studies, clinical biomarker studies are ongoing to further evaluate the pharmacological response of α7 nAChR PAMs in humans.

Emerging CNS Programs

We have an emerging CNS pipeline with two small molecule programs targeting ion channels at a similar stage of discovery to when we entered into the 2014 MSD License Agreement with MSD that may be available for future partnering.

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

Legacy Oncology Programs

We have a portfolio of legacy clinical-stage oncology programs targeting cancer stem cells (BNC101) and tumor vasculature (BNC105) that we have progressed through external funding for clinical trials and out-licensing to capture future value for our shareholders. Cancer stem cells are the seeds that give rise to initial tumor formation and if left unchecked, give rise to tumor recurrence and metastasis. Our first legacy oncology program is BNC101, a novel humanized monoclonal antibody that targets LGR5, a cancer stem cell receptor highly overexpressed in most solid tumors, including colorectal, breast, pancreatic, ovarian, lung, liver and skin cancers. In preclinical studies, BNC101 was associated with a reduction in the frequency of cancer stem cells derived from primary patient colorectal tumors both in vitro and in vivo. BNC101 has completed a Phase 1 clinical trial in patients with colorectal cancer and shown target engagement. In preclinical studies, BNC101 has shown good potential for the treatment of gastrointestinal tumors in combination with an antibody drug conjugate or CAR-T therapy. In November 2020, we exclusively licensed BNC101 to Carina Biotech for the development of CAR-T therapeutics, in return for milestones and royalties or a percentage of the out-licensed revenues. On 24 January 2023, Carina announced that it had received an FDA "Safe to Proceed" Letter for a Phase 1/2a clinical trial of BNC101 CAR-T therapy for the treatment of advanced colorectal cancer and plans to commence patient enrollment during the first half of 2023. On 25 August 2023, Carina announced that patient screening for their Phase 1/2a study had commenced. Our second legacy oncology program, BNC105, is a novel vascular tubulin polymerization inhibitor agent for treatment of cancer, which disrupts the blood vessels that nourish tumors. BNC105 has been evaluated in six prior clinical trials. We plan to advance these oncology programs only through existing and potentially new partnerships.

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

Our competitors may have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA, EMA or Australian Therapeutic Goods Administration (“TGA”) approvals of comparable products and the commercialization of those products. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of competitors. Accordingly, our competitors may be more successful in obtaining regulatory approval for drugs and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any drug candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses.

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

Our competitors fall primarily into the following categories:

•
PTSD: There are two FDA-approved generic antidepressants indicated to treat PTSD, sertraline (Zoloft) and paroxetine (Paxil). In addition, the most recent and relevant PTSD treatment guidelines from the American Psychological Association and the U.S. Department of Veteran Affairs and Department of Defense published in 2017 also recommend fluoxetine (Prozac) or venlafaxine (Effexor). We are aware of several other companies seeking to find improved therapeutics for PTSD by exploring mechanisms of action different from the approved SSRIs, including Otsuka, Lundbeck, Boehringer Ingelheim, MAPS, Jazz Pharmaceuticals and Nobilis, among others.
•
SAD: There are currently no FDA-approved drugs for the acute treatment of SAD. There are three FDA-approved generic antidepressants for treatment of SAD that include paroxetine (Paxil), , sertraline (Zoloft) and venlafaxine (Effexor). Although not FDA-approved for the acute treatment of SAD, generic benzodiazepines and beta blockers are used off-label use as well. Additionally, we are aware of several product candidates in clinical development that are being developed for the acute treatment of SAD, by VistaGen Therapeutics and Vanda Pharmaceuticals, among others.

Manufacturing

We do not have our own manufacturing facilities or personnel and rely on third parties for the manufacturing, filling, labeling, packaging, storing and distribution of our investigational drug products and product candidates for preclinical and clinical testing, and if we receive regulatory approval, we will continue to rely on such third parties for commercial manufacturing of our product candidates. It is our intent to identify and qualify additional manufacturers to provide active pharmaceutical ingredient and formulate drug product, as well as fill-and-finish services prior to submission of an NDA to the FDA for any product candidates that complete clinical development.

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

Research Collaboration and License Agreement with MSD

In June 2014, we entered into a research collaboration and license agreement (as amended, the “2014 MSD License Agreement”) with Merck Sharp & Dohme Corp., a wholly owned subsidiary of Merck & Co., Inc., Kenilworth NJ, USA (“MSD”) to develop compounds targeting cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions. Pursuant to the 2014 MSD License Agreement, we granted MSD (i) an exclusive (even as to us and our affiliates), worldwide, sublicensable license under certain of our patent rights and know-how to research, develop, make, have made, use, offer to sell, sell, import and/or otherwise exploit certain α7 activator compounds and products containing such compounds for any and all uses in humans and animals, including any prophylactic, therapeutic and/or diagnostic uses, subject to certain of our retained rights and (ii) an exclusive (even as to us and our affiliates), worldwide, sublicensable, perpetual, irrevocable, fully-paid license under certain of our patent rights and know-how to research, develop, make, have made, use, offer to sell, sell, import and/or otherwise exploit certain α7 PET ligands and products containing such ligands for any and all uses in humans and animals, including any prophylactic, therapeutic and/or diagnostic uses. Additionally, in the event that the research, development, making, having made, use, offer for sale, sale, import and/or other exploitation by MSD of the licensed compounds and licensed products would infringe, during the term of the 2014 MSD License Agreement, any of our additional patent rights owned or controlled by us that is not part of the foregoing licenses granted, we granted MSD a non-exclusive, worldwide, sublicensable, royalty-free license under such additional patent rights to research, develop, make, have made, use, offer for sale, sale, import and/or otherwise exploit such licensed compounds and licensed products. Furthermore, we granted MSD a covenant not to sue or otherwise enforce any patent rights, know-how, or other intellectual property rights related to the α7 activator compounds and products.

We are subject to limited information rights under the 2014 MSD License Agreement. As such, we are dependent on MSD to provide us with any updates related to clinical trial results, serious adverse events and ongoing communications with FDA related to these programs, which MSD may provide or withhold in its sole discretion, and as a result we may not be able to provide material updates on a timely basis or at all with respect to these programs.

Under the 2014 MSD License Agreement, MSD funded certain research and development activities on an FTE basis pursuant to a research plan. MSD funds all ongoing and future research and development activities, including clinical development, and worldwide commercialization of any products development from the collaboration. We received upfront payments totaling $20 million, which included funding for FTEs for the first twelve months, and another $10 million in February 2017 when the first compound from the collaboration initiated Phase 1 clinical trials and we are eligible to receive up to an additional $465 million in milestone payments for achievement of certain development, regulatory and commercial milestones. Further, MSD is obligated to pay us tiered royalties in the mid single digit to low sub-teen double digit percentage range on annual net sales of the licensed products, subject to customary royalty reductions upon certain events. MSD’s royalty obligations will continue on a licensed product-by-licensed product and country-by-country basis until the later of (i) the last-to-expire valid patent claim claiming the applicable licensed compound contained in such licensed product as a composition of matter in such country or (ii) 10 years after the first commercial sale of such licensed product in such country.

The 2014 MSD License Agreement will expire upon the expiration, if not otherwise terminated earlier pursuant to the terms thereof, of all royalty obligations of MSD, and upon such expiration, licenses granted to MSD with respect to the licensed compounds and licensed products will become fully paid-up, irrevocable, perpetual licenses. MSD has the right to terminate the 2014 MSD License Agreement for convenience upon advance written notice to us. Further, MSD may terminate the 2014 MSD License Agreement with immediate effect if we undergo change of control. Additionally, either party may terminate the MSD Agreement for (i) the other party’s material breach that is not remedied within the specified time period and (ii) the other party’s bankruptcy or other insolvency events. If MSD terminates the 2014 MSD License Agreement because of our uncured material breach or bankruptcy (or other insolvency events), licenses granted to MSD with respect to the licensed compounds and licensed products will become fully paid-up, irrevocable, perpetual licenses.

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

Intellectual Property

Central Nervous System

As of September 5, 2023, we owned over 15 issued U.S. patents, four pending U.S. patent applications, two pending Patent Cooperation Treaty (“PCT”) applications, over 30 granted foreign patents, and over 15 pending foreign patent applications in our central nervous system intellectual property portfolio.

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
•
one patent family which includes one issued U.S. patent and eight foreign patents granted in Australia, Canada, the United Kingdom, Germany, France, Mexico, New Zealand and Hong Kong, with claims directed to the crystalline form of BNC210, which are expected to expire in May 2033, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable;
•
one patent family which includes two issued U.S. patent and two foreign patents granted in Australia, with claims directed to the salts, cocrystal and polymorphic form of BNC210, which are expected to expire in March 2034, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable; and
•
one patent family which includes a pending PCT application, WO 2021056048, with claims directed to solid form formulations of BNC210 and have submitted national phase filings in the United States, Canada, China, Europe, Japan, Korea, Mexico, New Zealand, Israel, and Australia. The patent applications claiming priority to this PCT application, if issued, are expected to expire in February, 2040, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.
•
Two provisional applications filed with claims directed toward methods of treating social anxiety disorder and post trauma stress disorder.

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

Oncology

As of September 5, 2023, we owned over 15 issued U.S. patents, one pending U.S. patent applications over 35 granted foreign patents, and over 10 pending foreign patent applications in our oncology intellectual property portfolio.

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

•
one patent family which includes two issued U.S. patents and eleven foreign patents granted in Australia, Canada, Japan, China, India, Korea, France, Germany, United Kingdom, New Zealand, and Hong Kong with claims disclosing the humanized anti-LGR5 antibodies for the treatment of cancer, which are expected to expire in October 2035, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable; and
•
one patent family which includes one issued U.S. patent with claims disclosed the method of administration of an anti-LGR5 monoclonal antibody to treat certain cancers, which are expected to expire in March 2037, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.
•
one patent family which includes one pending U.S. patent, one foreign patents granted in Japan, and four foreign patents pending in Australia, Hong Kong, China and Europe, with claims disclosing the method of monitoring the response to a cancer treatment, which are expected to expire in April 2039, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.
•
one patent family which includes one granted U.S. patent, four foreign patents pending in Japan, Australia, Canada and Europe, with claims disclosing the method of administering of humanized antibody that bind to LGR5 colorectal the cancer, which are expected to expire in April 2039, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.

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
•
one patent family which includes one issued U.S. patent, three foreign patents granted in China, New Zealand and Canada, , with claims directed to the combination of BNC105 and ibrutinib in CLL, where the granted patents and the patent applications, if issued, are expected to expire in March, 2036, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable; and
•
one patent family which includes one granted U.S. patent application and 3 foreign patent applications pending in Australia, China and Europe, with claims directed to using BNC105 in the treatment of acute myeloid leukemia, where the patent applications, if issued, are expected to expire in October, 2038, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.
•
one patent family which includes one granted U.S. patent application and 3 foreign patent applications granted in Australia, Canada and New Zealand, with claims directed to using BNC105 in the treatment of chronic lymphocytic leukemia, where the patent applications are expected to expire in April, 2034, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.
•
one patent family which includes one granted U.S. patent application and 3 foreign patent applications granted in Australia, Canada and New Zealand, with claims directed to using BNC105 in the treatment of chronic lymphocytic leukemia, where the patent applications are expected to expire in April 2034, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.

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

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Relating to Protecting Our Intellectual Property.” The term of an individual patent depends upon the legal term of the patent in the country in which it is obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional priority application. Because any regulatory approval for a drug often occurs several years after the related patent application is filed, the resulting market exclusivity afforded by any patent on our drug candidates and technologies will likely be substantially less than 20 years. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office (“USPTO”) in granting a patent or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. A patent term extension of up to five years may be granted beyond the expiration of the patent. This period is generally one-half of the time between the effective date of an IND (falling after issuance of the patent), and the submission date of an NDA, or BLA, plus the time between the submission date of an NDA and the approval of that application, provided the sponsor acted with diligence. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval and only one patent applicable to an approved drug may be extended. The application for patent term extension is subject to approval by the USPTO in conjunction with the FDA. Due to the specific requirements for obtaining these adjustments and extensions, there is no assurance that our patents will be afforded adjustments or extensions even if we encounter significant delays in patent office proceedings or marketing and regulatory approval.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, the targets of our drug candidates, are not seasonal diseases. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences

Government Regulation

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
•
approval by an IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;
•
performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, GCP, requirements and other regulations, to establish the safety and efficacy of the investigational product for its intended use;
•
submission to the FDA of an NDA, after completion of all pivotal trials;
•
a determination by the FDA within 60 days of its receipt of an NDA, to accept the filing for review;
•
satisfactory completion of an FDA advisory committee review, if applicable;
•
satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
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

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are generally prior to submission of an IND, at the End-of-Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor to obtain the FDA’s feedback on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

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

On August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law, which marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (began in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated, and while the impact of the IRA on the pharmaceutical industry cannot yet be fully determined, it is likely to be significant.

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

Employees

As of June 30, 2023, we had a total of seven full-time employees (one is based in the United States, one part-time employee, one full-time consultant and sixteen part-time consultants (twelve are based in the United States). None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards.

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

C. Organizational Structure

Bionomics Limited is an Australian public company incorporated in 1996, which was previously listed on the Australian Securities Exchange (“ASX”) until August 28, 2023, and which remains listed on the Nasdaq Stock Market. Our registered office is located at 200 Greenhill Road Eastwood SA 5063 Australia, and our telephone number is +61 8 8150 7400. Our agent for service of process in the United States is c/o CSC-Lawyers Incorporating Service, 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833. Our website address is www.bionomics.com.au. The information contained in, or accessible through, our website does not constitute part of this Annual Report.

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

Certain information called for by this Item 5, including a discussion of the year ended June 30, 2021 compared to the year ended June 30, 2022 has been reported previously in our Annual Report on Form 20-F for the financial year ended 30 June 2022 filed on October 17, 2022 under the section entitled “Operating and Financial Review and Prospects”.

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

We are advancing our lead product candidate, BNC210, an oral proprietary selective NAM of the α7 receptor, for the acute treatment of Social Anxiety Disorder (“SAD”) and chronic treatment of Post-Traumatic Stress Disorder (“PTSD”). We had completed our Phase 2 PREVAIL trial for BNC210 for the acute treatment of SAD and reported results in December 2022. While PREVAIL did not meet its primary endpoint, as measured by the change from baseline to the average of the Subjective Units of Distress Scale (“SUDS”) scores during a 5-minute Public Speaking Challenge in the BNC210-treated patients when compared to placebo, the December 2022 topline data readout revealed encouraging trends in the prespecified endpoints that focused on individual phases of the public speaking task. We recently completed an FDA End-of-Phase 2 meeting to discuss the registrational program for BNC210 in SAD. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. We are planning to initiate dosing in the Phase 3 study in SAD during the quarter ending March 31, 2024, subject to meeting the necessary capital requirements.

In September 2023, we announced the results of the Phase 2b ATTUNE study which was a double-blind, placebo-controlled trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomized 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in Clinician-Administered PTSD Scale for DSM-5 (“CAPS-5”) total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015). Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by Montgomery-Åsberg Depression Rating Scale (“MADRS”) and Insomnia Severity Index (“ISI”), respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the clinician and patient global impression - symptom severity (“CGI-S”, “PGI-S”) and the Sheehan Disability Scale (“SDS”). We are planning to initiate a Phase 3 study in PTSD in H2 2024 subject to meeting the necessary capital requirements.

Our expertise and approach have been validated through our June 2014 research collaboration and license agreement (as amended, the “2014 MSD License Agreement”) with Merck Sharp & Dohme Corp., a wholly owned subsidiary of Merck & Co., Inc., Kenilworth NJ, USA (“Merck”) for our α7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables us to maximize the value of our ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer’s disease. On September 14, 2023, we provided an update on the α7 receptor PAM collaboration with MSD. The original lead molecule BNC375, a Type I α7 nAChR PAM, showed a robust and sustained dose-dependent efficacy over a broad dose range and across multiple cognitive animal models. MSD has subsequently developed MK-4334, a novel clinical candidate, which in early preclinical studies has shown improved drug like and pharmacological properties relative to BNC375. In addition to Phase 1 safety, tolerability and clinical pharmacokinetics studies, clinical biomarker studies are ongoing to further evaluate the pharmacological response of α7 nAChR PAMs in humans.

We were incorporated in 1996, completed our initial public offering and listing of ordinary shares on the ASX in 1999 and completed our initial public offering and listing of our ADSs on the Nasdaq in 2021. On July 25, 2023, we requested to be delisted from the official list of the ASX, which became effective August 28, 2023 and, as a result, our ordinary shares are no longer quoted or traded on the ASX. Our ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. As of June 30, 2023, our operations have been financed primarily by aggregate net proceeds of A$205.5 million from the sale and issuances of our equity, A$22.6 million of borrowings, A$34.1 million in the form of an upfront payment, research funding and a milestone payment from the 2014 MSD License Agreement, and A$84.5 million from Australian research and development credits and government grants and assistance. Since inception, we have had significant operating losses. Our net loss after tax from continuing operations was A$31.9 million and A$21.8 million for the years ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of A$204.8 million and cash and cash equivalents of A$18.3 million.

Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our trade and other payables. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, and our administrative and other expenses will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, as well as hire additional personnel, pay fees to outside consultants, lawyers and accountants, and incur other increased costs associated with being a U.S. public company, hiring U.S. personnel and establishing a U.S. infrastructure. In addition, if and when we seek and obtain regulatory approval to commercialize any product candidate, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditure on other research and development activities.

Based upon our current operating plan, we believe that our existing cash and cash equivalents, combined with anticipated financing transactions, will be sufficient to continue funding our development activities through to October 31, 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured.

Impact of COVID-19

Although on May 5th 2023, more than three years since COVID-19 was designated as a pandemic, the World Health Organization (WHO) declared an end of the global Public Health Emergency (PHE) for COVID-19, the WHO declared the COVID-19 outbreak a pandemic we cannot exclude any future disruptions as a result of COVID-19 or other pandemics their impacts on us, and business disruptions for us or any of the third parties with whom we engage, including the collaborators, contract organizations, manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned.

Licenses and Collaborations

In June 2014, we entered the 2014 MSD License Agreement to develop compounds targeting cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions. Pursuant to the 2014 MSD License Agreement, we received upfront payments totaling $20 million, and another $10 million in February 2017 when the first compound from the collaboration entered Phase 1 clinical trials and we are eligible to receive up to an additional $465 million in milestone payments for achievement of certain development and commercial milestones. Further, MSD is obligated to pay us tiered royalties in the mid-single digit to low sub-teen double digit percentage range on net sales of the licensed products, subject to reduction upon certain events.

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

Revenue

Our primary source of revenue historically has been upfront and milestone payments with respect to out-licensing payments and research funding from MSD and CTx. To date, we have not had any products approved for sale and, therefore, have not generated any product revenue.

Other Income

Our other income includes (i) income related to the Australian Government’s Research and Development Tax Incentive program; and (ii) sub-lease income on part of our prior leased office facility in Adelaide, Australia, which concluded July 2021.

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

Substantially all of our direct research and development expenses in the years ended June 30, 2023 and 2022 were on BNC210 and consisted primarily of external costs, such as consultants, third-party contract organizations that conduct research and development activities on our behalf, costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers, and laboratory and vendor expenses related to the execution of our ongoing and planned preclinical studies and clinical trials. We deploy our personnel resources across all of our research and development activities.

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

•
successful completion of our planned Phase 3 clinical trials in SAD and PTSD.
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

Foreign Currency Exchange

Our financial results are reported in Australian Dollars. A substantial portion of our operating expenses and revenues, if any, are denominated in the U.S. dollar. During the years ended June 30, 2023 and 2022, we have managed our exchange rate exposure principally by purchasing currencies and maintaining foreign currency cash accounts and managing our payments from the most appropriate accounts. From time to time, we may additionally use forward exchange contracts in an effort to manage certain foreign exchange rate exposures when appropriate. See “Quantitative and Qualitative Disclosures about Market Risk” for more information.

Results of Operations

Comparison of Fiscal Years ended June 30, 2023 and 2022

	Fiscal Year ended June 30,		Increase (Decrease)
	2023	2022	Amount	Percent
	(in thousands)
Continuing Operations	A$	A$	A$	%
Revenue	22	263	(241)	(92)
Interest revenue	480	10	470	4700
Other income	627	5,798	(5,171)	(89)
Other gains and losses	(530)	(582)	52	(9)
Expenses
Research and development expenses	(19,613)	(15,999)	(3,614)	23
Administration expenses	(8,638)	(7,398)	(1,238)	17
Occupancy expenses	(221	(262)	41	(16)
Compliance expenses	(4,158)	(3,737)	(4,17)	11
Finance expenses	(29)	(44)	15	(34)
Loss before tax	(32,054)	(21,951)	(10,103)	46

Revenue

The decrease of A$0.2 million in our revenue is due to a decrease in licensing revenue received from CTx in the fiscal year ended June 30, 2023.

Interest revenue

The increase in interest revenue of A$0.5 million is due to an increase in interest rates during the year ended 30 June 2023.

Other Income

The decrease of A$5.2million, or 89%, to A$627 million in our other income for the fiscal year ended June 30, 2023 as compared to the fiscal year ended June 30, 2022 was due to an decrease in government research and development incentives of A$5.2 million as a result of an decrease in qualifying research and development expenses for the Australian research and development credits.

Other Gains and Losses

Other gains and losses include the changes in the fair value of our contingent consideration liability, and net realized and unrealized foreign exchange gains and losses. The decrease of A$0,05 million, or 9%, to loss of A$0.53 million for the fiscal year ended June 30, 2023 as compared to a loss for the fiscal year ended June 30, 2022 of A$0.58 million, was due to an increase of A$0.1 million in realized and unrealized net foreign exchange gain offset by an increase of A$0.05 million for the net loss arising from changes in fair value of contingent consideration liability.

Research and Development Expenses

Our research and development activities in the fiscal years ended June 30, 2023 and June 30, 2022, were principally focused on the advancement of BNC210. The increase in the fiscal year ended June 30, 2023 of A$3.6 million, or 23%, to A$19.6 million, as compared to the fiscal year ended June 30, 2022 was primarily due to an increase in expenditure associated with the PTSD ATTUNE clinical trial which started during Jul 2021 and the SAD PREVAIL clinical trial which started during February 2022 and work in relation to preparation for an End-of-Phase 2 meeting with the FDA to discuss Phase 3 clinical program in SAD.

Administration Expenses

The increase in administration expenses in the fiscal year ended June 30, 2023 of A$1.2 million, or 17%, to A$8.6 million, as compared to the fiscal year ended June 30, 2022 was due to a A$1.2 million in salary expenses and consultant fees as a result of the appointment of the new CEO and hiring consultants in the United States.

Occupancy Expenses

Occupancy expenses in the fiscal year ended June 30, 2023 decreased by A$0.04 million, or 16%, to A$0.22 million, as compared to the fiscal year ended June 30, 2022.

Compliance Expenses

The increase in compliance expenses in the fiscal year ended June 30, 2023 of A$0.4 million, or11%, to A$4.2 million, as compared to the fiscal year ended June 30, 2022 was primarily due to an increase in an increase in insurance of A$0.9 million mainly due to a full year of US D&O insurance as a result of the Nasdaq US IPO listing on 21 December 2021and an increase in accounting fees of $0.1 million as a result of assistance required for the preparation of Bionomics’ first US financials (20-F) for filing in the US on Nasdaq; offset by a decrease in audit fees of A$0.6 as the audit fee for the year ended June 30, 2022 covered the IPO audit requirements and PCAOB audit requirements of two years (years ended June 30, 2022 and 2021

Finance Expenses

The -decrease- in finance expenses in the fiscal year ended June 30, 2023 of A$0.01 million, or 34%, to A$0.03 million, as compared to the fiscal year ended June 30, 2022 is due to a decrease in bank fees.

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

B. Liquidity and Capital Resources

We have incurred significant operating losses and negative cash flows from operations since our inception, and we anticipate that we will incur net losses for the next several fiscal years. As of June 30, 2023, we had cash and cash equivalents of A$18.3 million and an accumulated deficit of A$204.8 million.

The following table sets forth the primary sources and uses of cash for each of the periods presented:

Comparison of Fiscal Years ended June 30, 2023 and 2022

	Fiscal Year ended June 30,
	2023	2022
	(in thousands)
	A$	A$
Net cash used by operating activities	(21,343)	(21,755)
Net cash generated by investing activities	479	622
Net cash generated financing activities	5,557	26,995
Net increase (decrease) in cash and cash equivalents	(15,307)	5,862

Operating Activities

The A$0.4 million decrease in net cash used in operating activities from A$21.7 million for fiscal year ended June 30, 2022 to A$21.3 million for the fiscal year ended June 30, 2023 reflects a A$6.7 million -increase- in Australian research and development incentives received partially offset by an increase in net cash used in continuing operating activities and A$0.3 in license fees received.

Investing Activities

Investing activities in the fiscal year ended June 30, 2023 only included interest income received of A$0.5.

Financing Activities

Financing activities in the fiscal year ended June 30, 2023 included net proceeds of A$5.7 million from the sale and issuance of shares and A$ 0.2 million of repayment of the principal elements of lease payments. Financing activities in the fiscal year ended June 30, 2022 included A$27.2 million of net proceeds from the sale and issuance of shares offset by A$0.2 million of repayment of borrowings and principal elements of lease payments.

The Company closed an underwritten public offering made pursuant to an effective registration statement on Form F-1 (No. 333-268314), previously filed with, and declared effective by the U.S. Securities and Exchange Commission (“SEC”), on November 21, 2022 in the United States (the “Offering”) of 641,026 ADSs, each ADS represented 180 ordinary shares of Bionomics, at a public offering price of US$7.80 per ADS, which represented a 1.63% discount to the volume weighted average price for the 15 days on which trades of the Company’s shares were recorded on ASX ending on 16 November 2022. The gross proceeds of the Offering, before deducting underwriting discounts and commissions and other offering expenses payable by Bionomics, were approximately US$5.0 million Aegis Capital Corp. and Berenberg acted as joint book-running managers for the Offering.

On May 5, 2023, the Company announced the establishment of an “at-the-market” program (the ATM Program) with Cantor Fitzgerald & Co. (Cantor), who will act as sales agent. Under the ATM Program, the Company may offer and sell up to US$11.5 million of ordinary shares in the capital of the Company (Shares) in the form of American Depositary Shares (ADSs), with each ADS representing one hundred eighty (180) fully paid Shares, through Cantor. Sales of ADSs under the ATM Program may be made from time to time, with the timing and amount of any sales to be determined by Bionomics based on a variety of factors. Bionomics may determine to sell some, all, or none of the ADSs under the ATM Program and may terminate the ATM Program at its discretion. Bionomics, through Cantor, may sell ADSs by any lawful method deemed to be an “at-the-market offering” defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. Sales made through the ATM Program may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, actual sales prices may vary. To effectuate the establishment of the ATM Program, the Company has entered into a Sales Agreement with Cantor, acting as sales agent. Bionomics currently intends to use the net proceeds from the ATM, together with its existing cash and cash equivalents, to fund its pipeline development and to maintain working capital and for general corporate purposes. The Company filed a shelf registration statement on Form F-3, including a base prospectus relating to a proposed offer by the Company of securities (being Shares and ADSs, various series of debt securities and warrants to purchase any such securities) and a sales agreement prospectus relating to the ATM Program, with the SEC, which was declared effective by the SEC on May 17, 2023. As of September 30, 2023, we have completed sales pursuant to the ATM Program, and have issued an aggregate of 2,100,866 ADSs, receiving gross proceeds in the aggregate amount of $6,715,878, in compliance with applicable U.S. securities laws.

Funding Requirements

Any product candidates we may develop may never achieve commercialization and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses and our general and administrative expenses will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses (including share-based compensation); costs related to third-party clinical research, nonclinical research, manufacturing and development services; costs relating to the build-out of our headquarters and other offices; license payments or milestone obligations that may arise; legal and other regulatory expenses and general overhead costs.

Based upon our current operating plan, we believe that our existing cash and cash equivalents, combined with anticipated financing transactions, will be sufficient to continue funding our development activities through to October 31, 2024. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

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
•
the timing, receipt and amount of milestone payments, if any, from MSD under the 2014 MSD License Agreement to develop and commercialize compounds targeting cognitive dysfunction associated with Alzheimer’s disease and other central nervous system conditions;
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

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Impairment of Goodwill and Other Intangible Asset

We assess annually, or whenever there is a change in circumstances, whether goodwill or other intangible assets may be impaired. Determining whether goodwill and other intangible assets are impaired requires an estimation of the value in use of the cash generating unit (drug discovery and development) to which goodwill and other intangible assets have been allocated. The value in use calculation is judgmental in nature and requires us to make a number of estimates including the future cash flows expected to arise from the cash generating unit based on observable market comparables for products and product candidates within the cash generating unit and over a period covering drug discovery, development, approval and marketing as well as a suitable discount rate in order to calculate present value. The cash flow projections are further weighted based on the observable market comparable probability of realizing projected milestone and royalty payments. When the carrying value of the cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount, with the impairment loss recognized in the consolidated statement of profit or loss and other comprehensive income. A detailed valuation was performed as of June 30, 2023, and 2022 and each computed fair value of our cash generating unit was in excess of the carrying amount. As a result of this evaluation, we determined that no impairment of goodwill or other intangible assets existed at June 30, 2023 and 2022.

Fair Value Recognized on Business Combinations—Contingent Consideration

Part of the consideration for a past acquisition of Eclipse Therapeutics Inc. (“Eclipse”) which included the acquisition of BNC101, a legacy oncology asset, included potential cash earn-outs based on achieving late-stage development success or partnering outcomes if the company is acquired. This liability is recorded at fair value and includes a number of significant estimates including adjusted revenue projections, probability of such projections and a suitable discount rate to calculate present value. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow, the liability has increased by A$1.0 million to A$3.7 million, with the increase being recognized in Other Gains and Losses in the Consolidated Statement of Profit or Loss and Other Comprehensive income for the fiscal year ended June 30, 2023. International Financial Reporting Standards required that in a “business combination” (our acquisition of Eclipse) any contingent consideration liability at acquisition date needs to be recorded at the fair value and subsequent changes in the fair value are recognized in profit or loss, but any contingent assets at acquisition date are not allowed to be recorded. We have a contingent asset (the expected payments to be received from Carina Biotech) at June 30, 2023 which is greater than the contingent consideration liability.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the June 30, 2023 reporting period and have not been early adopted by Bionomics and its subsidiaries. These standards are not expected to have a material impact on the entity in the current or future reporting periods nor on foreseeable future transactions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Spyros Papapetropoulos, M.D.	51	President and Chief Executive Officer
Tim Cunningham	61	Chief Financial Officer
Liz Doolin	58	Vice President Clinical Development

Non-Employee Directors
Miles Davies	42	Director
Alan Fisher (1) (2) (3)	70	Director
Jane Ryan, Ph.D. (1) (2)	64	Director
Aaron Weaver	42	Director
David Wilson (1) (2)	60	Director
Errol De Souza, Ph.D. (4)	70	Director

(1)
Audit and Risk Committee member
(2)
Nomination and Remuneration Committee member
(3)
Chair of the Board of Directors from July 1, 2023
(4)
Errol De Souza, Ph.D. served as our Executive Chairman from November 2018 to December 31, 2022. Effective January 1, 2023 to June 30, 2023, he assumed the role of Non-Executive Chairman of the Board of Directors, and now serves as a member of our board of directors.

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is 200 Greenhill Road, Eastwood, South Australia, Australia.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Spyridon “Spyros” Papapetropoulos, M.D., has served as our President and Chief Executive Officer since January 5, 2023. Dr. Papapetropoulos is an experienced biopharmaceutical executive, a recognized neuroscientist/neurologist, and change agent with a 25-year career focused on CNS disorders. He has held various positions of increasing responsibility at CNS-focused start-up/small, medium specialty and large biopharma companies. Since 2020, he was the Chief Medical Officer of Vigil Neuroscience Inc, a Nasdaq-listed biopharmaceutical company developing a pipeline of neuroimmune targeted therapeutics for the treatment of neurodegenerative disorders. Prior to joining Vigil, he served as Chief Development Officer, and SVP, Head of Development at Acadia Pharmaceuticals Inc., CEO at SwanBio Therapeutics, and EVP of Research & Development and Chief Medical Officer at Cavion. Before Cavion, he held senior/executive positions at Biogen Inc., Allergan plc, Pfizer Inc., and Teva Pharmaceuticals Inc. Dr. Papapetropoulos has filed multiple INDs and has overseen a broad spectrum of CNS biopharmaceutical development programs (small molecules, biologics, gene therapy), leading to successful regulatory filings (>20 INDs and multiple NDAs/BLAs) and new product launches worldwide. Dr. Papapetropoulos received his MD and PhD in Greece from the University of Patras, School of Medicine and before joining the biopharmaceutical industry served as faculty at the Department of Neurology of the University of Miami, School of Medicine.

Adrian Hinton has served as our Acting Chief Financial Officer from May 2019 to June 30, 2023, after which time he has taken on the role of Financial Controller. Mr. Hinton has served as an accounting consultant for various companies since July 2018. Prior to that, Mr. Hinton worked at Deloitte from January 1975 to July 2018, retiring in July 2018 as Principal in the Audit and Assurance Group. Mr. Hinton has served on the board of the Multiple Sclerosis Society of South Australia and Northern Territory Inc. since November 2016, Carers Association of SA Inc. since May 2019 and Australian PNG Alliance Group Pty Ltd. since October 2018. Mr. Hinton also served on the Audit and Risk Committee of the University of South Australia from February 2019 to February 2021. Mr. Hinton received his Bachelor’s degree in economics from the University of Adelaide, Australia and is a Fellow of the Chartered Accounts Australia and New Zealand.

Tim Cunningham has served as our Chief Financial Officer since July 1, 2023 through a consulting agreement entered into between the Company and Danforth Advisors LLC, or Danforth. He has served as a Chief Financial Officer Consultant at Danforth, a strategic finance and operations firm with a focus on life sciences companies, since September 2020, where he provides chief financial officer consulting services to both public and private pharma and biotechnology companies. Prior to joining Danforth, Mr. Cunningham served as Chief Financial Officer at Organogenesis (NASDAQ:ORGO), where he took the company public and raised over US$250M in equity and debt financing to facilitate the company’s growth. He has held leadership positions with several different public and private companies over the course of his career, which began at KPMG in NY followed by PwC Boston. Mr. Cunningham holds an MBA from Boston University, a BS in Accounting from Boston College and is a CPA in the state of Florida.

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

Errol De Souza, Ph.D., has served as a member of our board of directors since February 2008, and as our Chairman from November 2016 and as our Executive Chairman from November 2018 until July 1, 2023, at which time he transitioned to becoming a non-executive Director. From January 2017 to December 2019, Dr. De Souza served as the President and CEO of Neuropore Therapies, a private biopharmaceutical company focused on the discovery and development of novel small therapeutics for the treatment of neurodegenerative diseases. Prior to that, from March 2010 to January 2016, Dr. De Souza served as the President and CEO of Biodel Inc., a biopharmaceutical company traded on Nasdaq that focused on treatments for endocrine disorders. From March 2009 until March 2010, Dr. De Souza was a pharmaceutical and biotechnology consultant. From April 2003 to March 2009, Dr. De Souza was President and CEO of Archemix Corporation, a private biopharmaceutical company. From September 2002 to March 2003, Dr. De Souza was President and CEO of Synaptic Pharmaceuticals, a biopharmaceutical company traded on Nasdaq which was sold to Lundbeck Pharmaceuticals. Over Dr. De Souza’s career, he has served in a number of high-ranking R&D roles, including Senior Vice President and U.S. Head of R&D for Aventis from 1998 to 2002, co-founder and EVP of R&D at Neurocrine from 1992 to 1998 and Head of CNS at DuPont Merck from 1990 to 1992. Dr. De Souza currently serves on the board of several publicly-traded companies, including Catalyst Biosciences, a biopharmaceutical company, since August 2014; Cyclerion Therapeutics, a biopharmaceutical company, since April 2021; and Royalty Pharma, a company that acquires pharmaceutical royalties across the life sciences industry, since October 2008. He has also previously served on the board of directors of IDEXX Laboratories, Inc., a publicly-traded diagnostic company and Palatin Technologies and Neurocrine Biosciences, two publicly-traded biopharmaceutical companies. Dr. De Souza received his Bachelor’s degree in physiology and his Ph.D. in neuroendocrinology from the University of Toronto, Canada and he received his postdoctoral fellowship in neuroscience from The Johns Hopkins University School of Medicine. Dr. De Souza’s knowledge of our business and significant experience as a biopharmaceutical executive and board member contributed to our board of directors’ conclusion that he should serve as a director of our company.

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

Alan Fisher, previously a non-executive member of the Board since September 1, 2016 and Chair of the Audit & Risk Committee, was appointed Non-Executive Chair of the Board, effective from July 1, 2023. He is also Chair of the Audit and Risk Management Committee and a member of the Nomination and Remuneration Committee. Mr. Fisher has served as the Managing Director of Fisher Corporate Advisory Pty Ltd. since 1997, where he advises public and private companies on mergers and acquisitions, public and private equity raisings, business restructuring and strategic advice. He currently serves on the board of several ASX-listed companies, including Centrepoint, Alliance Limited (Chair), a financial licensee, funds management and advice services provider since 2015; IDT Australia Limited (Chair), a developer and manufacturer of pharmaceutical products, since 2015; Thorney Technologies Limited (Non-Executive Director – Chair of Audit and Risk Management Committee), an investment company, since 2016; and Simavita Limited, a medical technology company focused on the development of platform technologies, since 2019. Mr. Fisher served as a Corporate Finance Partner of Coopers & Lybrand from 1974 to 1997. Mr. Fisher received his B.Com., Accounting from the University of Melbourne, Australia and is a Fellow of the Australian and New Zealand Institute of Chartered Accountants. Mr. Fisher’s experience as a biopharmaceutical board member and with financing and related transactions across industries contributed to our board of directors’ conclusion that he should serve as a director of our company.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the fiscal year ended June 30, 2023, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

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

For the fiscal year ending June 30, 2023, non-executive directors’ fees were A$405,000 per annum, inclusive of any statutory Australian superannuation contributions if applicable. The Chair of each committee received an additional A$10,000 per annum, inclusive of any statutory Australian superannuation contributions if applicable, for services relating to such Chair duties. While Errol De Souza, Ph.D., served as our Executive Chairman from November 2018 to December 31, 2022, as our Non-Executive Chairman of the Board of Directors from January 1, 2023 to June 30 2023, and now serves as a non-executive member of our board of directors. See the section titled “Executive Compensation” for more information.

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

The aggregate cash remuneration paid to non-executive directors for the fiscal year ending June 30, 2023, was A$389,416 plus an additional aggregate superannuation retirement contribution of A$15,584

Executive Compensation

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

The executives named below have pre-determined bonus or equity opportunity pursuant to the Company’s bonus plan; however, in addition, discretionary short-term performance incentives (“Discretionary STI Awards”) may be awarded to our executives at the end of the performance review cycle upon achievement of specific board of directors approved individual and company-related key performance indicators (“KPIs”), with a weighting of 50% each. Following a performance evaluation against these KPIs, the amount of possible Discretionary STIs payable to each executive is determined by our board of directors based on the Executive Chair’s recommendation. Our board of directors determines whether a Discretionary STI Award should be in share options, shares and/or cash. For the year ended June 30, 2023 pursuant to a bonus plan, as agreed upon by the remuneration committee, and as included in the executive compensation table in this annual report, Errol De Souza, Spyros Papapetropoulos, Adrian Hinton, Connor Bernstein and Liz Doolin received bonuses.

Key Terms of Executive Employment Agreements

Remuneration and other terms of employment for the Chief Executive Officer and the other executives are formalized in the form of an executive employment contract or consultancy agreement. Major provisions of the agreements relating to remuneration are set out below:

Spyros Papapetropoulos, M.D., President and Chief Executive Officer.

Effective December 16, 2022, the Company and Dr Spyros Papapetropoulos entered into an employment agreement, the terms of which were announced to ASX on December 16, 2022 (“Initial Employment Agreement”). Under the terms of the Initial Employment Agreement, Dr Papapetropoulos commenced as President, Chief Executive Officer and a Director of the Company effective January 5, 2023.

For administrative purposes, it was subsequently agreed that Bionomics Inc, a wholly owned subsidiary of the Company incorporated in the United States, should be party to the employment agreement. Accordingly, on January 15, 2023 the Initial Employment Agreement was terminated and a new employment agreement was entered into between Dr Papapetropoulos and Bionomics Inc, which, in all material respects, was on the same terms as the Initial Employment Agreement, other than the contracting party (“Papapetropoulos Employment Agreement”).

Under the Papapetropoulos Employment Agreement, Dr Papapetropoulos receives fixed remuneration of US$525,000 base salary per year (plus reimbursement for the cost of procuring health benefits in the United States for an amount equal to US$2,500 per month) for the provision of executive services as determined by our board of directors, plus a short term incentive/bonus potential of 50% of base salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board against agreed financial, strategic and operational targets (the Papapetropoulos Target Bonus”). In addition, Dr Papapetropoulos, in connection with his appointment as President, Chief Executive Officer and a Director received a grant of 27,067,015 Options to be issued with an exercise price equal to the volume weighted average selling price of Shares for the five trading day period ending immediately prior to the grant date for the Options (February 21, 2023); and with 25% vesting on the 12 month anniversary of the grant date for the Options with the balance vesting on a quarterly basis over a 3-year period from that date (with acceleration in the event of a change in control and also on termination as described below). The award was subject to shareholder approval, which was obtained at the General Meeting held on February 21, 2023.

The Executive Employment Agreement with Dr Papapetropoulos may be terminated by either party. In the event of a termination of the agreement by the company for cause or voluntary resignation without good reason, Bionomics Inc will pay Dr Papapetropoulos’ earned but unpaid base salary and annual bonus. In the event of a termination without cause or resignation for good reason, Bionomics Inc will pay severance of 1 times base salary plus a 1-time target bonus potential to be paid in equal instalments over the following 12-month period, and any outstanding equity compensation awards will fully and immediately vest.

Mr. Tim Cunningham, Chief Financial Officer

In May 2023, we amended our consulting agreement with Danforth (originally entered into for consulting services in July 2021, and further amended in August 2023). Pursuant to the Danforth agreement, Danforth provides us with the CFO services of Mr. Cunningham in exchange for fees payable to Danforth. The Danforth Agreement will continue until such time as either party to it has given notice of termination pursuant thereto with cause upon 30 days prior written notice to the other party or without cause upon 60 days prior written notice. Mr Tim Cunningham commenced as Chief Financial Officer on 1 July 2023.

Mr. Adrian Hinton, Acting CFO until June 30, 2023 and Financial Controller from July 1 2023

The company entered into a Consultancy Agreement with Adrian Hinton to perform the duties of Acting Chief Financial Officer. The Consultancy Agreement is subject to termination by either party on one months’ notice. By a letter agreement dated June 28, 2021, Mr. Hinton’s fees payable under the Consultancy Agreement were changed to A$21,000 (plus goods and services tax) per month for the period commencing July 1, 2022, to June 30, 2023, and the term of the agreement was extended through such date. All other terms of the Consultancy Agreement remain the same. The Consultancy Agreement was further amended, and Mr. Hinton’s role was changed from Acting Chief Financial Officer to Financial Controller effective July 1, 2023

Ms. Liz Doolin, Vice President Clinical Development

The company has entered into a services agreement with Liz Doolin to perform the duties of Vice President, Clinical Development. The agreement does not have a specified term. Ms. Doolin’s total remuneration package is reviewed annually by the Executive Chairman and Managing Director and approved by the Board. The agreement is subject to termination by either party on one months’ notice. By a letter dated July 1, 2022, Ms. Doolin’s salary was increased to A$230,000 for the fiscal year ending June 30, 2023.

Dr. Errol De Souza, Non-Executive Director

Effective July 1, 2021, we entered into an Executive Employment Agreement with Dr. De Souza for the position of Executive Chairman, replacing all prior arrangements. The Executive Employment Agreement became effective on July 1, 2021, and has a term ending on June 30, 2024. Under this agreement, Dr. De Souza received fixed remuneration of $43,750 base salary per month (plus reimbursement of health care benefits of up to $22,000 for the first year of employment, and subsequently adjusted based on documented increases) for the provision of executive services as determined by our board of directors, plus a short-term incentive/bonus potential of 60% of the base salary upon meeting the applicable performance criteria established by the Nomination and Remuneration Committee against agreed financial, strategic and operational targets (the "De Souza Target Bonus"). For performance exceeding such applicable performance criteria, the Nomination and Remuneration Committee, in its sole discretion, may increase the short-term incentive/bonus up to 100% of the base salary. In addition, effective July 1, 2021, Dr. De Souza received a grant of 47,786,607 options with an exercise price per share equal to A$0.2014, which award will vest on a quarterly basis over a four-year period commencing on July 1, 2021 (with acceleration in the event of a change in control and also on termination as described below) (the "Employment Options"). The award was subject to shareholder approval, which was obtained at the 2021 Annual General Meeting.

The Executive Employment Agreement with Dr. De Souza may be terminated by either party. In the event of a termination of the agreement by the company for cause, the company will pay earned but unpaid base salary, unreimbursed business expenses and any amounts or benefits entitled under the benefits plans of the company. In the event of Dr. De Souza’s voluntary resignation without good reason, he will provide six months’ notice. In the event of a termination without cause, redundancy or resignation for good reason, (a) the company will pay severance of 12 months of base salary plus a pro rata amount of the target bonus potential to be paid in equal instalments over the following 12-month period; (b) any outstanding equity compensation awards will fully and immediately vest with respect to any amounts that would have vested as if remaining employed for an additional 24 months; and (c) any termination benefits in excess of the limits in the Corporations Act are subject to shareholder approval. Effective July 1, 2023, Mr. Alan Fisher was appointed the Executive Chair of our Board of Directors, replacing Dr. De Souza, who remains on as a non-executive Director. Accordingly, the Executive Employment Agreement was terminated early. Dr. De Souza was compensated through June 30, 2023, under the terms of this agreement.

Mr. Connor Bernstein, Vice President Strategy and Corporate Development

The company had entered into a Consultancy Agreement with Connor Bernstein, of JB Strategy Partners LLC, to perform the duties of Vice President, Strategy and Corporate Development, which agreement had a term commencing April 1, 2021 and ending March 31, 2022. The company subsequently agreed to extend the term of Mr. Bernstein’s Consultancy Agreement through June 30, 2023. Under the agreement, Mr. Bernstein received a consulting fee of $22,500 per month and $2,500 per quarter for health insurance. The Consultancy Agreement is subject to termination by either party on one months’ notice. Effective June 30, 2023, Mr. Bernstein’s consultancy agreement expired, and his role with the Company came to an end.

The following table indicates the remuneration received by our non-executive directors and executive officers during the fiscal year ending June 30, 2023:

	Cash Salary and Fees (A$)	Bonus (A$)	Superannuation (A$)	Annual and Long Service Leave (A$)	Options(1)(2) (A$)	Total (A$)
Non-Executive Directors
Alan Fisher	78,733	-	8,267	-	-	87,000
David Wilson	87,000	-	-	-	-	87,000
Jane Ryan, Ph.D.	69,683	-	7,317	-	9,723	86,723
Aaron Weaver	77,000	-	-	-	-	77.000
Miles Davies	77,000	-	-	-	-	77,000
Errol De Souza, Ph.D. (3)	937,639	503,599	-	-	1,646,330	3,087,568
Executive Officers
Spyros Papapetropoulos, M.D. (4)	480,397	277,895	-	12,215	149,264	919,771
Liz Doolin	219,910	41,310	27,635	20,918	47,255	357,027
Connor Bernstein(5)	566,706	29,377	-	-	-	596,083
Adrian Hinton(6)	228,054	42,840	28,658	-	-	346,807
	2,822,123	895,021	71,876	33,133	1,899,827	5,721,980

(1)
Share options do not represent cash payments to directors and other key management personnel. Share options granted may or may not be exercised by directors and other key management personnel.
(2)
The amounts relate to amortization of share options granted over the vesting period.
(3)
Errol De Souza, Ph.D. served as our Executive Chairman from November 2018 to December 31, 2022. Effective January 1, 2023, he assumed the role of Non-Executive Chairman of the Board of Directors and agreed to transition to Non-Executive Chair from January 1, 2023. He stepped down as Non-Executive Chairman of the Board of Directors effective June 30, 2023 and now serves as a member of our board of directors. In connection with that transition, for the period from January 1, 2023 to June 30, 2023, Dr De Souza continued to receive a monthly fee of US$46,156.25 per month (inclusive of Non-Executive Director fees) plus US$2,166.67 per month for healthcare coverage. Dr De Souza also received 100% of his FY23 target bonus of US$332,325, which was subject to remaining as a director of the Company up to and including June 30,2023. Dr De Souza will also retain equity awards previously granted.
(4)
Dr. Papapetropoulos was appointed President and Chief Executive Officer on January 5, 2023. The bonus reflected in the table includes bonus compensation of $50,000 pursuant to Dr. Papapetropoulos’ employment contract for a sign-on bonus, which is in addition to the Company’s bonus plan.
(5)
Mr. Bernstein retired from his role as Vice President of Strategy and Corporate Development on June 30, 2023. Includes compensation paid at separation.
(6)
Mr. Hinton retired from his role as Acting Chief Financial Officer on June 30, 2023. Mr. Cunningham was appointed Chief Financial Officer on July 1, 2023.

Set out below are details of options granted in the fiscal year ending June 30, 2023, their vesting conditions, their exercise price and the applicable expiration date: upon vesting and exercise of any such options, as a result of our delisting from the ASX in August of 2023, such ordinary shares would need to be converted at a rate of 180 ordinary shares for 1 ADS.

Name	Number of Ordinary Share Options	Vesting Conditions	Exercise price	Expiration Date
Dr. Errol De Souza	5,000,000	(2)	A$0.052	June 30, 2031
Dr. Errol De Souza	1,666,666	(3)	A$0.052	June 30, 2031
Dr. Errol De Souza	1,666,666	(4)	A$0.052	June 30, 2031
Dr. Errol De Souza	1,666,666	(5)	A$0.052	June 30, 2031

(1)
Vesting is subject to Dr. De Souza remaining an employee or director of the Company or one of its subsidiaries at the time of each vesting date. Each option is further subject to acceleration in the event of a change in control and also on termination, as described in the section describing his Executive Employment Agreement above.
(2)
The options vest when the volume weighted average price of ADSs on Nasdaq over the prior 20 days on which sales of ADSs were recorded on Nasdaq exceeds US$12.35 per ADS, and provided the relevant calculation period ends on or before 30 June 2024.
(3)
The options vest on achievement of successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion. Pursuant to Appendix 3Y (Change of Director’s Interest Notice) to Form 6-K filed on February 23, 2023, these options lapsed because they failed to meet vesting conditions related to the successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion.
(4)
The options vest on achievement of successful data readout for Phase 2 trial for BNC210 in PTSD as reasonably determined by the Board in its sole discretion.
(5)
The options vest if the Company appoints a Chief Executive Officer before 31 December 2022. Pursuant to Appendix 3Y (Change of Director’s Interest Notice) to Form 6-K filed on February 23, 2023, these options vested and were granted as part of Dr Errol’s remuneration as Executive Chair to 31 December 2022, which was approved by shareholders at a general meeting held on February 21, 2023.

During the year ended June 30, 2023 the following share options where issued under Employee Equity Plan:

1.
On July 15, 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share, under the Employee Equity Plan, including 7,500,000 share options that were issued to key management personnel (KMP). 25% of the Options vest at the end of 12 months following the Offer Date (8 July 2022), and 75% vest in 12 substantially equal instalments (6.25%) on the last day of each calendar quarter over the 4-year period following the end of the initial 12 months following the Offer Date. The share options expire on the date that is 5 years following each vesting date.

Details of share options that were issued to the KMPs are set out below:

KMP	Number
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein	3,500,000
Ms Liz Doolin	2,000,000

.

2.
Shareholders at the General Meeting held on 21 February 2023 approved the issue of 27,067,015 share options to Dr Papapetropoulos (Chief Executive Officer) as part of his renumeration as Chief Executive Officer to subscribe for 27,067,015 shares at $0.052 per share. 25% of the options vest on the first anniversary of the grant date, with the balance vesting on a quarterly basis over a 3-year period commencing from that date. The share options expire on the date that is 5 years following each vesting date.

Vesting of the above share options is subject to the holder remaining an employee or director of the Company or one of its subsidiaries at the time of each vesting date.

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

Employee Share Plan (“A$1,000 Plan”)

The objective of the A$1,000 Plan is to assist us in the attraction and retention of employees, and to provide encouragement to become shareholders. An annual allocation of up to A$1,000 of shares may be granted and taxed on a concessional basis. No shares were issued to employees under the A$1,000 Plan during the financial year to June 30, 2023.

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

Employee Share Option Plan (“ESOP”)

The ESOP was approved by our board of directors in 2014 and last approved by shareholders at the 2014 Annual General Meeting. The ESOP has now been superseded by the Employee Equity Plan (see below). No options were issued under the ESOP during the financial year to June 30, 2023.

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

Termination or suspension of EEP	Our board of directors may terminate or suspend the operation of the EEP at any time. Termination or suspension of the EEP will not prejudice the accrued rights of participants.

The following table sets forth the number of options held by non-executive directors and executive officers as of June 30, 2023.

	Balance at 30 June 2022	Granted as compensate-ion	Exercised	Lapsed	Net other change	Balance at 30 June 2023	Balance vested and exercisable at 30 June 2023	Options vested during year
Non-Executive Directors
Dr Errol De Souza (1)	73,716,767	8,333,333	-	- (100,000)	-	81,950,100	41,329,614	15,304,192
Mr David Wilson	500,000	-	-	(100,000)	-	400,000	400,000	-
Mr Alan Fisher	500,000	-	-	(100,000)	-	400,000	400,000	-
Dr Jane Ryan	500,000	-	-	-	-	500,000	200,000	100,000
Aaron Weaver	-	-	-	-	-	-	-	-
Miles Davies	-	-	-	-	-	-	-	-
Executive Offices
Spyros Papapetropoulos (2)	-	27,067,015	-	-	-	27,067,015	-	-
Adrian Hinton(4)	-	2,000,000	-	-	-	2,000,000	-	-
Connor Bernstein (3)	-	3,500,000	-	-	(3,500,000)	-	-	-
Ms Liz Doolin	1,015,000	2,000,000	-	- (15,000)	-	3,000,000	1,000,000	-
	76,231,767	42,900,348	-	(315,000)	(3,500,000)	115,317,115	43,329,614	15,404,192

(1)
Errol De Souza, Ph.D. served as our Executive Chairman from November 2018 to December 31, 2022. Effective January 1, 2023, he assumed the role of Non-Executive Chairman of the Board of Directors.
(2)
Dr. Papapetropoulos was appointed President and Chief Executive Officer on January 5, 2023.
(3)
Mr. Bernstein retired from his role as Vice President of Strategy and Corporate Development on June 30, 2023.
(4)
Mr. Hinton retired from his role as Acting Chief Financial Officer on June 30, 2023.

Family Relationships

There are no family relationships among any of our directors or executive officers.

C. Board Practices

Board Composition and Election of Directors

Our board of directors currently consists of seven members, including Alan Fisher, who served as a non-executive member of the Board from September 1, 2016, and as Chair of the Audit & Risk Committee, and had been appointed Non-Executive Chair of the Board, effective from 1 July 2023. Mr. Fisher succeeded Errol De Souza, Ph.D., who remains on the Board as a Non-Executive Director. Mr. Fisher is an experienced corporate advisor and public company director, with a proven track record for implementing strategies that enhance shareholder value. His main areas of expertise include mergers and acquisitions, public and private equity raisings, business restructurings and strategic advice. He is currently a Non-Executive Director and Chair of Centrepoint Alliance Limited (ASX:CAF) and Non-Executive Director and Chair of the Audit and Risk Committee of Thorney Technologies Limited (ASX:TEK).

In December 2022, we announced the appointment of Dr. Spyros Papapetropoulos, M.D., starting in January 5, 2023 as Bionomics' President, Chief Executive Officer, and Director. In conjunction with this development, it was announced that Dr. Errol De Souza, who had been serving as Bionomics' Executive Chairman since November 2018, would be stepping back from the role and. On January 1, 2023, Dr. De Souza resumed the role of Non-Executive Chairman of the Board of Directors, which he held until June 30, 2023. He now serves as a member of the Board of Directors.

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

	Year Most Recently Elected	Year Required to Retire
Miles Davies	2021	2024
Alan Fisher (1)	2022	2025
Jane Ryan, Ph.D.	2020	2023
Aaron Weaver	2020	2023
David Wilson	2021	2024
Dr. Errol De Souza, Ph.D.	2017	2023

(1)
Alan Fisher was appointed as Non-Executive Chair of the Board with effect from July 1, 2023. Mr. Fisher was last re-appointed to our board of directors at the annual general meeting held in 2019. In accordance with the terms of our Constitution, Mr. Fisher must retire as a director and stand for re-election by shareholders at our 2023 Annual General Meeting.

On December 16, 2022, we entered into an employment agreement with Dr. Spyros Papapetropoulos who commenced employment with us on January 5, 2023, as President, Chief Executive Officer, and Director. Dr. Papapetropoulos does not stand for re-election by our shareholders.

Board Leadership Structure

Our board of directors is currently led by our Non-Executive Chair of the Board, Alan Fisher.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our Audit and Risk Management Committee is required to consist of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that all of our directors, other than Dr. De Souza and Dr. Papapetropoulos, are independent directors in accordance with the listing requirements of the Nasdaq. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not for at least three years, been one of our employees, or has engaged in, or have had a family member engage in, a number of different transactions with us. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

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

Compensation Committee Interlocks

None of the members of the Nomination and Remuneration Committee has ever been one of our officers or employees. Except for our director, Dr. De Souza who previously served as our Executive Chair until December 31, 2022, and Dr Papapetropoulos who current services as a director and Chief Executive Officer, none of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Code of Business Conduct

We have adopted a written Code of Business Conduct Policy that applies to our directors, managers, employees and agents acting on our behalf, including our Chief Executive Officer, Chief Financial Officer, or persons performing similar functions. Our Code of Business Conduct Policy is available under the Corporate Governance section of our website at www.bionomics.com.au. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of our Code of Business Conduct Policy. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report.

Corporate Governance Practices and Foreign Private Issuer Status

For information regarding our corporate governance practices and foreign private issuer status, see Item 16.G. “Corporate Governance.”

D. Employees

As of June 30, 2023, we had seven full-time employees, one part-time employee, one full-time consultant and sixteen part-time consultants. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of September 30, 2023, by:

•
each of our named executive officers;
•
each of our directors;
•
all of our executive officers and directors as a group; and
•
each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices filed by our stockholders with the ASX. The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 1,898,430,299 ordinary shares outstanding on September 30, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 30, 2023, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or Greater Shareholders
BVF Partners L.P.(1)	170,089,885	8.96%
Apeiron Investment Group Ltd(2)	325,463,021	17.14%
Tang Capital Partners, L.P(3)	126,000,000	6.64%
Point72 Asset Management, L.P.(4)	119,092,680	6.27%
Named Executive Officers and Directors
Errol De Souza, Ph.D.(5)	48,755,693	2.57%
Adrian Hinton(6)	695,000	*
Liz Doolin(7)	1,752,629	*
Spyros Papapetropoulos, M.D	-	*
Tim Cunningham	-	*
Miles Davies	269,984	*
Alan Fisher(8)	400,000	*
Jane Ryan, Ph.D.(9)	300,000	*
Aaron Weaver	-	*
David Wilson(10)	551,939	*
Connor Bernstein(11)	-
All executive officers and directors as a group	52,728,151	2.78%

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
(2)
Includes (i) 145,723 ADSs (representing 26,230,140 shares) and 156,891,221 shares and (ii) 790.787 ADSs (representing 142,341,660 shares) held by Apeiron Presight Capital Fund II, L.P

(3) Tang Capital Partners. Tang Capital Partners beneficially owns 126,000,000 of the Issuer’s Ordinary Shares, in the form of 700,000 of the Issuer’s ADSs, which each represent one hundred eighty (180) Ordinary Shares; Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang; Tang Capital Management. Tang Capital Management beneficially owns 126,000,000 of the Issuer’s Ordinary Shares, in the form of 700,000 of the Issuer’s ADSs, which each represent one hundred eighty (180) Ordinary Shares; Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang; Kevin Tang. Kevin Tang beneficially owns 126,000,000 shares of the Ordinary Shares, in the form of 700,000 of the Issuer’s ADSs, which each represent one hundred eighty (180) Ordinary Shares. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

(4) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Steven Cohen own directly no ADSs or Ordinary Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

(5) Errol De Souza, Ph.D. served as our Executive Chairman from November 2018 to December 31, 2022. Effective January 1, 2023, he assumed the role of Non-Executive Chairman of the Board of Directors and agreed to transition to Non-Executive Chair from January 1, 2023. He stepped down as Non-Executive Chairman of the Board of Directors effective July 1, 2023, and now serves as a member of our board of directors. Includes (i) 366,698 shares and (ii) 48,388,995 shares that Dr. De Souza has the right to acquire pursuant to options that are exercisable as of September 30, 2023, or will become exercisable within 60 days of such date.

(6) Includes (i) 70,000 shares and (ii) 1,625,000 shares that Mr Hinton has the right to acquire pursuant to options that are exercisable as of September 30, 2023, or will become exercisable within 60 days of such date.

(7) Includes (i) 127,629 shares and (ii) 1,752,629 shares that Ms. Doolin has the right to acquire pursuant to options that are exercisable as of September 30, 2023, or will become exercisable within 60 days of such date.

(8) Includes (i) 100,000 and (ii) 300,000 shares that Mr. Fisher has the right to acquire pursuant to options that are exercisable as of September 30, 2023 or will become exercisable within 60 days of such date.

(9) Includes 300,000 shares that Dr. Ryan has the right to acquire pursuant to options that are exercisable as of September 30, 2023, or will become exercisable within 60 days of such date.

(10) Includes (i) 251,939 shares and (ii) 300,000 shares that Mr. Wilson has the right to acquire pursuant to options that are exercisable as of September 30, 2023, or will become exercisable within 60 days of such date.

(11) Mr. Bernstein retired from his role as Vice President of Strategy and Corporate Development on June 30, 2023.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Clause 7.10 of our Constitution stipulates the voting rights of members. In summary, but without prejudice to the provisions of the Constitution:

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of June 30, 2023, there were 5,789 registered holders of our ordinary shares, one of which (Citicorp Nominees Pty Limited, the appointed custodian of the depository bank for our ADSs) is a United States registered holder, holding approximately 28.2% of our outstanding ordinary shares

B. Related Party Transactions

Other than as set forth below, there are no transaction or series of similar transactions since July 1, 2022, or any currently proposed transaction, to which we were or are a party in which:

•
the amount involved exceeded or exceeds $120,000; and
•
any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of his or her immediate family had or will have a direct or indirect material interest.

In July 2021, we entered into a consulting agreement with Danforth Advisors LLC (“Danforth”) to provide consulting services to the Company. The Danforth agreement was amended in May 2023, and further amended in August 2023. Pursuant to the agreement, Danforth provides us with the Chief Financial Officer services of Mr. Cunningham in exchange for fees payable to Danforth. The Danforth agreement will continue until such time as either party to it has given notice of termination pursuant thereto with cause upon 30 days prior written notice to the other party; or without cause upon 60 days prior written notice. The Danforth agreement is annexed as an exhibit to this annual report.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

Related Person Transactions

We comply with Australian law (including the Corporations Act) regarding approval of transactions with related parties. Our Audit and Risk Management Committee is responsible for reviewing and monitoring the propriety of related party transactions, as set out in the Audit & Risk Management Committee Charter.

Director and Senior Management Compensation

See “Item 6.B-Compensation” for information regarding compensation of our directors and senior management.

Board Nomination Rights

Some of our directors are associated with our principal shareholders as indicated in the table below:

Director	Principal Shareholder
Aaron Weaver	Apeiron Investment Group Ltd.
Miles Davies	Apeiron Investment Group Ltd.

Under the Apeiron Subscription Agreement, on and from completion of the First Placement, Apeiron may from time to time nominate one person (“First Apeiron Nominee”) to be appointed as a director of our board of directors (the “Board”). Where Apeiron has nominated the First Apeiron Nominee, the Board must resolve to appoint the First Apeiron Nominee as a director as well as supporting the nomination and re-election or appointment of the First Apeiron Nominee at our first general meeting following such appointment. We appointed Aaron Weaver to be the First Apeiron Nominee in July 2020 and his appointment was confirmed by our shareholders at the general meeting in August 2020. This appointee is scheduled to be nominated for re-election to the board at the 2023 annual general meeting. The second Apeiron Nominee was appointed July 1, 2021 and his appointment was confirmed at the annual general meeting of shareholders in December 2021.

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

Under the terms of the BVF Placement Agreement, BVF may from time to time nominate one person to be to be appointed as a director on our Board (“BVF Nominee”). Where BVF has nominated the BVF Nominee, the Board must resolve to appoint the BVF Nominee as a director as well as supporting the nomination and re-election or appointment of the BVF Nominee at our first general meeting following such appointment. We appointed Mr. Mitchell Kaye to be the BVF Nominee in November 2018 and his appointment was confirmed by our shareholders at the general meeting in November 2019.

Under the Placement Agreement, if a BVF Nominee fails to be re-elected or appointed as a director at general meeting or is otherwise removed by our Board, BVF may repeat the process set out above until there is a BVF Nominee appointed to the Board. If BVF (and any subscribers it procures) fails to continue to hold a beneficial interest in at least 15% of the Shares, BVF’s right to have a BVF Nominee on the Board shall cease, and if the BVF Nominee is a director, BVF must procure that they retire immediately. We have entered into a protocol with BVF and the BVF Nominee which sets out principles governing the provision of confidential information to the BVF Nominee, and certain other customary matters for nominee director appointments. As of December 31, 2021, BVF failed to continue to hold a beneficial interest in at least 15% of the Shares, and BVF’s right to have Mr. Mitchell Kaye on the Board ceased. Accordingly, Mr. Mitchell Kaye resigned as a director effective December 31, 2021, and we currently do not have a BVF Nominee on our Board

Director and Senior Management Compensation

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

Interests of Experts and Counsel For the fiscal year ended June 30, 2023

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

We are not currently a party to any legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation. There are no legal proceedings pending or, to our knowledge, threatened against us.

Dividend Policy

We have not paid cash dividends on our ordinary shares to date, and we intend to retain all available funds and any future earnings for use in the operation of our business. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

In the fiscal year ended June 30, 2023, we did not declare or pay any dividends.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Prior to delisting from the ASX as of August 28, 2023, our ordinary shares were publicly traded on the ASX under the symbol “BNO”. Our ADSs commenced trading on the Nasdaq Global Market on December 17, 2021 under the symbol “BNOX,” and continue to do so. Prior to this, no public market existed in the United States for our ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

D. Prior to delisting from the ASX as of August 28, 2023, our ordinary shares were publicly traded on the ASX under the symbol “BNO”. Our ADSs commenced trading on the Nasdaq Global Market on December 17, 2021 under the symbol “BNOX,” and continue to do so. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Constitution

A copy of our constitution is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Except as attached or incorporated by reference as an exhibit, disclosed below or otherwise disclosed in this Annual Report, we are not currently, nor have we been for the past years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Based on the value of our assets for our taxable year ending June 30, 2023, including the value of our goodwill, and the composition of our income and assets in such taxable year, we do not believe that we were a PFIC for our taxable year ending June 30, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, based on our income for the entire year and the value of our assets throughout the year. Accordingly, we cannot assure you that we were not a PFIC for our taxable year ending June 30, 2023 or that we will not be a PFIC for our current taxable year or any future taxable year. In particular, our PFIC status may depend, in part, on the receipt and treatment of other sources of income (including government grants) and having active income from other sources in excess of passive income from investments. For purposes of the asset test described above, goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income, and the value of our assets, including goodwill, generally will be calculated using the market price of our ADSs or ordinary shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our ADSs or ordinary shares may affect our PFIC status for any taxable year. In addition, cash is generally characterized as a passive asset for these purposes, so the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised that we hold.

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

This summary only discusses the tax considerations for Non-Australian Shareholders (as defined below). It is based upon existing Australian tax law, case law and administrative practice of various revenue authorities as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

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

Stamp Duty

In general terms, no stamp duty is payable on the issue and trading of shares that are quoted on the ASX or Nasdaq. However, stamp duty may be payable if there is an acquisition of 90% or more of all of our issued shares in certain circumstances. As of August 28, 2023, Bionomics has been delisted from the official list of the ASX and its shares are no longer quoted or traded on the ASX. Our ADSs continue to be traded on the Nasdaq Global Market.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Although our financial results are reported in Australian dollars, a portion of our operating expenses and any future milestone payments under the 2014 MSD License Agreement will be denominated in the U.S. dollar.

The following table summarizes our exposure to foreign currency risk (all of which are risks against the U.S. dollar), expressed in Australian dollars as at June 30, 2023 and 2022:

	June 30,
	2023	2022
	(in thousands)
	A$	A$
Monetary items
Cash and cash equivalents	2,553	17,786
Trade and other payables	(2,452)	(1,298)
		-
Contingent consideration liability	(3,687)	(2,699)
Total Monetary Items	(3,586)	(13,789)
Non-monetary items
Goodwill	6,137	5,921
Other intangible assets	9,202	9,838
Deferred income liability	(1,655)	(1,799)

Total Non-Monetary Items	13.684	13,960
Total Monetary and Non-Monetary Items	10,098	27,749

The following table sets forth a sensitivity analysis of our exposure to a 10% increase and decrease in the Australian dollar against the U.S. dollar. We use 10% for the sensitivity rate used when reporting foreign currency risk internally to key management personnel, which represents management’s assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis below includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit or equity where the Australian dollar strengthens 10% against the U.S. dollar. For a 10% increase or decrease of the Australian dollar against the U.S. dollar, there would be a comparable impact on the profit or equity as set out below.

	2023 $	2022 $
10% increase
Profit or loss (i)	(579,305)	1,796,641
Equity (ii)	91,097	18,815
10% decrease
Profit or loss (i)	579,305	(1,796,641)
Equity (ii)	(91,097)	(18,815)

(i)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period.
(ii)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period in the subsidiaries which is denominated in USD and reflected in the foreign currency translation reserve.

Our sensitivity to foreign currency has decreased as at June 30, 2023 mainly due to a decrease in cash and cash equivalents that are denominated in U.S. dollars as result of as a result of paying for the clinical trials in United States.

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

Due to the size of potential milestone payments under our license and collaboration agreement with MSD, in fiscal years when we record receivables under this agreement, MSD is likely to represent a large percentage of our trade and other receivable balance and our revenue in such fiscal years.

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

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Citibank, N.A. as depositary, registers and delivers American Depositary Shares, or ADSs. Each ADS represents one hundred eighty (180) ordinary shares (or a right to receive one hundred eighty (180) ordinary shares) deposited with Citicorp Nominees Pty Limited, as custodian for the depository in Australia. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered, and its principal executive office are located at 388 Greenwich Street, New York, New York 10013.

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

In November 2022, we issued 641,026 ADSs in the United States at a price of US$7.80 per ADS, raising gross proceeds of US$5,000,000 (A$7,419,235). The offering price of US$7.80 per ADS ($0.0641 per ordinary share) represented a 1.63% discount to the 15-day volume weighted average price. Each ADS represents 180 fully paid Bionomic ordinary shares and resulted in 115,384,680 fully paid shares being issued. The net proceeds raised were $5,806,168. The offering commenced in November 2022 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333-268314) for the offering was November 16, 2022.

Aegis Capital Corp. acted as the lead book-running manager, and Berenberg Capital Markets LLC acted as joint book-running manager for the offering.

The net proceeds from our offering have been used, and are expected to continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on November 18, 2022.

On May 5, 2023, the Company announced the establishment of an “at-the-market” program (the ATM Program) with Cantor Fitzgerald & Co. (Cantor), who will act as sales agent. Under the ATM Program, the Company may offer and sell up to US$11.5 million of ordinary shares in the capital of the Company (Shares) in the form of American Depositary Shares (ADSs), with each ADS representing one hundred eighty (180) fully paid Shares, through Cantor. Sales of ADSs under the ATM Program may be made from time to time, with the timing and amount of any sales to be determined by Bionomics based on a variety of factors. Bionomics may determine to sell some, all, or none of the ADSs under the ATM Program and may terminate the ATM Program at its discretion. Bionomics, through Cantor, may sell ADSs by any lawful method deemed to be an “at-the-market offering” defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. Sales made through the ATM Program may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, actual sales prices may vary. To effectuate the establishment of the ATM Program, the Company has entered into a Sales Agreement with Cantor, acting as sales agent. Bionomics currently intends to use the net proceeds from the ATM, together with its existing cash and cash equivalents, to fund its pipeline development and to maintain working capital and for general corporate purposes. The Company filed a shelf registration statement on Form F-3, including a base prospectus relating to a proposed offer by the Company of securities (being Shares and ADSs, various series of debt securities and warrants to purchase any such securities) and a sales agreement prospectus relating to the ATM Program, with the SEC, which was declared effective by the SEC on May 17, 2023. The effective date of the registration statement on Form F-3 (File No. 333-271696) for the offering was May 17, 2023. As of September 30, 2023, we have completed sales pursuant to the ATM Program, and have issued an aggregate of , 2,100,866 ADSs, receiving gross proceeds in the aggregate amount of $$6,715,878, in compliance with applicable U.S. securities laws.

The net proceeds from our offering have been used, and are expected to continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on May 5, 2023.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in ours reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer, Executive Chairman, and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer, Executive Chairman and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based upon that evaluation, our Chief Executive Officer, Executive Chairman and Chief Financial Officer concluded that, as of June 30, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr Alan Fisher, Mr. David Wilson and Dr. Jane Ryan each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our board of directors has also determined that Mr Alan Fisher and Mr. David Wilson are considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a written Code of Business Conduct Policy that applies to our directors, managers, employees and agents acting on our behalf, including our Chairman, Chief Executive Officer, Chief Financial Officer, or persons performing similar functions. Our Code of Business Conduct Policy is available under the Corporate Governance section of our website at www.bionomics.com.au. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of our Code of Business Conduct Policy. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this annual report.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Bionomics at June 30, 2022 and 2023, and for each of the two years in the period ended June 30, 2023, appearing in this Annual Report have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young is 121 King William Street, Adelaide, South Australia 5000, Australia.

The table below sets out the total amount billed to us by Ernst & Young for services performed in the years ended June 30, 2022 and 2023, and breaks down these amounts by category of service:

	2023	2022
	$’000	$’000
Audit Fees	358	970
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	143	-
Total	501	970

Audit Fees

Audit fees for the years ended June 30, 2023 and 2022 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

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

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we follow Australian corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•
We rely on an exemption from the independence requirements for a majority of our board of directors as prescribed by Nasdaq Listing Rules provided to Foreign Private Issuers. During the fiscal year ended June 30, 2023, three of our seven directors were deemed “independent”. Due to Australian law, which does not require a majority of our directors to be independent, we claim this exemption;
•
We rely on an exemption from the requirement that all members of the compensation committee (known in Australia as a remuneration committee) and the nominating and corporate governance committees be independent as defined by Nasdaq. During the fiscal year ended June 30, 2023, a majority of the members of our remuneration committee and our nominating committee (including the respective chairs) were deemed “independent”. Due to Australian law and generally accepted business practices in Australia regarding director independence, we claim this exemption;
•
We relied on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we claim this exemption;

•
We rely on an exemption from the quorum requirements applicable to meetings of shareholders under the Nasdaq Listing Rules. In compliance with Australian law, our Constitution provides that five shareholders present holding not less than 5% of the issued capital of a company, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq Listing Rules require that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33-1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we claim this exemption; and
•
We rely on an exemption from the requirement prescribed by the Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain equity option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules (which we adhered to prior to our voluntary delisting) differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at our annual general meeting) of our issued share capital in any 12-month period (but, in determining the available limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we claim this exemption.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

12		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Constitution of Bionomics Limited adopted at the 2021 Annual General Meeting	F-1/A	333-261280	3.1	12/08/2021

2.1	Form of Depositary Agreement between Bionomics adopted at the 2021 Annual General Meeting	F-1/A	333-261280	4.1	12/13/2021

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)	F-1/A	333-261280	4.2	12/13/2021

2.3	Description of Securities					*

4.1†	Bionomics Limited Employee Share Option Plan	F-1	333-261280	10.8	11/22/2021

4.2†	Bionomics Limited Employee Share Plan (A$1,000 Plan) – Terms of the Plan	F-1	333-261280	10.9	11/22/2021

4.3†	Bionomics Limited Employee Equity Plan – Plan Rules	F-1	333-261280	10.10	11/22/2021

4.4#	Research Collaboration and License Agreement, dated June 26, 2014, by and between Bionomics Limited and Merck Sharp & Dohme Corp.	F-1	333-261280	10.1	11/22/2021

4.5	First Amendment to Research Collaboration and License Agreement, dated October 2, 2015, by and between Bionomics Limited and Merck Sharp & Dohme Corp.	F-1	333-261280	10.2	11/22/2021

4.6#	Second Amendment to Research Collaboration and License Agreement, dated May 9, 2016, by and between Bionomics Limited and Merck Sharp & Dohme Corp.	F-1	333-261280	10.3	11/22/2021

4.7#	Third Amendment to Research Collaboration and License Agreement, dated November 8, 2016, by and between Bionomics Limited and Merck Sharp & Dohme Corp.	F-1	333-261280	10.4	11/22/2021

12		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.8#	Fourth Amendment to Research Collaboration and License Agreement, dated April 26, 2017, by and between Bionomics Limited and Merck Sharp & Dohme Corp.	F-1	333-261280	10.5	11/22/2021

4.9#	IP License Agreement, dated November 18, 2020, by and between Bionomics Limited and Carina Biotech Pty Ltd.	F-1	333-261280	10.6	11/22/2021

4.10	Lease by and between Bionomics Limited and 200 Greenhill Road PTY LTD, dated May 31, 2021	F-1	333-261280	10.7	11/22/2021

4.11	Underwriting Agreement with Aegis dated 16 November 2022					*

4.12	ATM Facility Agreement with Cantor dated 5 May 2023					*

4.13†	Bionomics Limited Executive Employment Agreement, dated June 30, 2021, between Bionomics Limited and Errol B. De Souza, Ph.D	F-1	333-261280	10.11	11/22/2021

4.14†	Consultancy Agreement dated March 18, 2019, between Bionomics Limited and Adrian Hinton	F-1	333-261280	10.12	11/22/2021

4.15†	Letter, dated June 28, 2021, amending the Consultancy Agreement dated March 18, 2019, between Bionomics Limited and Adrian Hinton	F-1	333-261280	10.13	11/22/2021

4.16†	Letter, dated July 23, 2022, amending the Consultancy Agreement dated March 18, 2019, between Bionomics Limited and Adrian Hinton					*

4.17†	Letter of Appointment, dated September 3, 2008, between Bionomics Limited and Elizabeth Doolin	F-1	333-261280	10.14	11/22/2021

4.18†	Letter, dated July 1, 2020, from Bionomics Limited to Elizabeth Doolin	F-1	333-261280	10.15	11/22/2021

4.19†	Letter, dated July 1, 2021, from Bionomics Limited to Elizabeth Doolin	F-1	333-261280	10.16	11/22/2021

4.20†	Letter, dated July 1, 2022, from Bionomics Limited to Elizabeth Doolin					*

4.21†	Consultancy Agreement, dated April 1, 2021, between Bionomics Limited and Connor Bernstein					*

4.22†	Letter, dated July 27, 2022, amending Consultancy Agreement dated April 1, 2021, between Bionomics Limited and Connor Bernstein					*

4.23†	Amended and restated Employment Agreement between Spyridon “Spyros” Papapetropoulos and Bionomics Inc, dated January 15, 2023					*

12		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.24†	Consulting Agreement between Danforth Advisors, LLC and Bionomics Limited, dated July 2021 and amended in May 2023 and August 2023					*

8.1	List of Subsidiaries	F-1	333-261280	21.1	11/22/2021

12.1	Certification of Principal Executive Officer					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*

15.1	Consent of Ernst & Young, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*

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

Bionomics Limited
Date:	October 18, 2023
By:	/s/ Spyridon Papapetropoulos, M.D.
Name:	Spyridon Papapetropoulos.
Title:	Chief Executive Officer and Director

By:	/s/ Timothy Cunningham
Name:	Timothy Cunningham
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bionomics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Bionomics Limited (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

October 18, 2023

Bionomics Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the financial year ended June 30, 2023, 2022 and 2021

	Note	2023 A$	2022 A$	2021 A$
Continuing Operations
Revenue	5	22,047	263,634	-
Interest revenue		479,726	9,869	5,756
Other income	5	627,558	5,798,362	1,302,587
Other (losses) and gains	5	(529,690)	(582,015)	4,272,931
Expenses	6
Research and development expenses		(19,613,270)	(15,998,999)	(5,762,303)
Administration expenses		(8,636,180)	(7,398,476)	(4,372,823)
Occupancy expenses		(220,344)	(262,440)	(1,272,414)
Compliance expenses		(4,154,366)	(3,736,936)	(1,614,313)
Finance expenses		(29,230)	(44,165)	(1,443,885)
Loss before tax		(32,053,749)	(21,951,166)	(8,884,464)

Income tax benefit	7	206,792	191,808	187,427

Loss for the year		(31,846,957)	(21,759,358)	(8,697,037)

Other Comprehensive Income, Net of Income Tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		460,506	1,067,134	(1,169,171)

Total Comprehensive Loss for the Year		(31,386,451)	(20,692,224)	(9,866,208)

LOSS PER SHARE

Basic loss per share	27	(A$0.02) (2 cent)	(A$0.02) (2 cent)	(A$0.01) (1 cent)

Diluted loss per share	27	(A$0.02) (2 cent)	(A$0.02) (2 cent)	(A$0.01) (1 cent)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Financial Position

for the financial year ended June 30, 2023 and 2022

	Note	2023 A$	2022 A$
CURRENT ASSETS

Cash and cash equivalents	8	18,250,255	33,564,857
Trade and other receivables	10	14,718	64,360
Research and development incentives receivable		627,559	6,719,761
Other assets	11	1,203,214	1,461,268
TOTAL CURRENT ASSETS		20,095,746	41,810,246

NON-CURRENT ASSETS

Property, plant and equipment	13	3,804	5,172
Right-to-use asset – rented property	14	498,458	669,358
Goodwill	15	13,084,300	12,868,122
Other intangible assets	16	9,202,594	9,838,274
Other financial assets	9	119,000	119,000
TOTAL NON-CURRENT ASSETS		22,908,156	23,499,926

TOTAL ASSETS		43,003,902	65,310,172

CURRENT LIABILITIES

Trade and other payables	17	3,500,487	2,786,280
Lease liability – rented property	18	171,841	160,040
Provisions	19	457,017	409,320
TOTAL CURRENT LIABILITIES		4,129,345	3,355,640

NON-CURRENT LIABILITIES

Lease liability – rented property	18	361,742	533,583
Provisions	19	22,398	10,460
Deferred tax liability	7(c)	1,655,369	1,798,625
Contingent consideration	29	3,687,189	2,699,010
TOTAL NON-CURRENT LIABILITIES		5,726,698	5,041,678

TOTAL LIABILITIES		9,856,043	8,397,318

NET ASSETS		33,147,859	56,912,854

EQUITY

Issued capital	20	223,412,662	217,695,759
Reserves	21	14,505,746	12,523,598
Accumulated losses		(204,770,549)	(173,306,503)

TOTAL EQUITY		33,147,859	56,912,854

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Changes in Equity

for the financial year ended June 30, 2023, 2022 and 2021

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total Equity
	A$	A$	A$	A$	A$
Balance at July 1, 2020	148,156,005	6,288,371	7,125,413	(148,887,782)	12,682,007
Loss for the period	-	-	-	(8,697,037)	(8,697,037)
Exchange differences on translation of foreign operations	-	(1,169,171)	-	-	(1,169,171)
Total comprehensive income	-	(1,169,171)	-	(8,697,037)	(9,866,208)
Recognition of share-based payments	-	-	1,308,349	-	1,308,349
Transfer of expired options and warrants	-	-	(3,544,318)	3,544,318	—
Issue of ordinary shares under share placements	21,229,874	-	-	-	21,229,874
Issue of ordinary shares under rights issues	22,606,257	-	-	-	22,606,257
Issue of ordinary shares to employees	60,750	-	-	-	60,750
Share issue costs	(1,862,739)	-	1,439,247	-	(423,492)
Balance at June 30, 2021	190,190,147	5,119,200	6,328,691	(154,040,501)	47,597,537
Loss for the period	-			(21,759,358)	(21,759,358)
Exchange differences on translation of foreign operations	-	1,067,134	-	-	1,067,134
Total comprehensive income	-	1,067,134	-	(21,759,358)	(20,692,224)
Recognition of share-based payments	-	-	2,829,689		2,829,689
Transfer of expired options and warrants	-	-	(2,493,356)	2,493,356	-
Issue of ordinary shares as result of share options being exercised	27,200	-	-	-	27,200
Issue of ordinary shares as result of warrants being exercised	480,000	-	-	-	480,000
Transfer from share-based payments reserve	327,760	-	(327,760)	-	-
Issue of ordinary shares as result of US IPO	32,383,263	-	-	-	32,383,263
Share issue costs	(5,712,611)	-	-	-	(5,712,611)
Balance at June 30, 2022	217,695,759	6,186,334	6,337,264	(173,306,503)	56,912,854
Loss for the period				(31,846,957)	(31,846,957)
Exchange differences on translation of foreign operations	-	460,506	-	-	460,506
Total comprehensive income	-	460,506	-	(31,846,957)	(31,386,451)
Recognition of share-based payments	-	-	1,904,553	-	1,904,553
Transfer of expired options and warrants	-	-	(382,911)	382,911	-
Issue of ordinary shares as result of US F-1	7,419,235	-	-	-	7,419,235
Share issue costs	(1,702,332)	-	-	-	(1,702,332)
Balance at June 30, 2023	223,412,662	6,646,840	7,858,906	(204,770,549)	33,147,859

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Cash Flows

for the financial year ended June 30, 2023, 2022 and 2021

	Note	2023 A$	2022 A$	2021 A$

Cash Flows from Operating Activities
Research and development incentives received		6,719,760	-	2,919,541
Receipts from customers		22,047	270,975	394,815
Payments to suppliers and employees		(28,055,945)	(21,982,297)	(10,126,660)
Interest and bank fees paid		(29,230)	(44,165)	(726,420)

Net cash (used) by Operating Activities	26(b)	(21,343,368)	(21,755,487)	(7,538,724)

Cash Flows from Investing Activities
Interest received		479,528	12,516	4,094
Payments for other financial assets		-	-	(118,466)
Proceeds from disposal of other financial assets		-	435,640	-
Payments for purchases of property, plant and equipment		-	(1,544)	(1,468)
Proceeds from disposals of property, plant and equipment		-	175,091	35,634

Net cash provided/(used) by Investing Activities		479,528	621,703	(80,206)

Cash Flows from Financing Activities
Repayment of borrowings				(11,087,139)
Principal elements of lease payments		(160,040)	(174,218)	(779,807)
Proceeds from share issues		7,419,235	32,890,463	43,836,131
Payments for share issue costs		(1,702,332)	(5,720,623)	(415,479)

Net cash provided by Financing Activities		5,556,863	26,995,622	31,553,706

Net (decrease)/increase in Cash and Cash Equivalents		(15,306,977)	5,861,838	23,934,776

Cash and cash equivalents at the beginning of the financial year		33,564,857	28,499,449	4,577,747
Effects of exchange rate changes on the balance of cash held in foreign currencies		(7,625)	(796,430)	(13,074)

Cash and Cash Equivalents at the End of the Year	26(a)	18,250,255	33,564,857	28,499,449

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 1: GENERAL INFORMATION

Bionomics Limited (“the Company”) is a unlisted public company incorporated in Australia. The address of its registered office and principal place of business is as follows:

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

(ii)
Basis of Preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for contingent consideration liability, that is measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars unless otherwise noted.

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
(iii)
Application of New and Revised Accounting Standards

The Group has adopted all the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for an accounting period that begins on or after July 1, 2022. The adoption of these new and revised Standards and Interpretations has resulted in no significant changes to the consolidated entity’s accounting policies. Standards and Interpretations issued by the IASB that are relevant to its operations from July 1, 2023 are not expected to result in significant changes to the consolidated entity's accounting policies.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

•
Share-based Payments
•
Share-based compensation benefits have been provided to employees via the Bionomics Employee Equity Plan (“EEP”) that was approved by shareholders at the Annual General Meeting held on 2 December 2021, with the exception of share options issued to the Executive Chairman (Dr De Souza) and Chief Executive Officer (Dr Papapetropoulos) which were approved by shareholders at the General Meeting held on 21 February 2023.

The fair value of shares issued to employees for no cash consideration under the EEP and share options issued to the Executive Chairman are recognized as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date and recognized on a straight-line basis over the vesting period based on the Group’s estimate of equity instruments that will eventually vest or over the period of the Consultancy Agreement, as applicable.

The disclosure in Note 20 relates to the EEP and the former Employee Share Option Plan (“ESOP”). The Bionomics EEP was approved by the Board and shareholders in 2017. Staff eligible to participate in the plan are those who have been a full-time or part-time employee of the Group for a period of not less than six months or a Director of the Group. Options are granted under the plan for no consideration and vest equally over five years, or when vesting conditions are achieved, unless they are bonus options which vest immediately. The amounts disclosed as remuneration relating to options are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. See Note 20 for details on how the fair value of options and warrants issued during the year are calculated.

(h)
Financial Assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of Financial Assets at amortized costs

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in other comprehensive income and accumulated in equity.

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

(l)
Impairment of Tangible and Intangible Assets Other than Goodwill and Indefinite Lived Intangibles

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

A CGU is the smallest identifiable group of assets that generates cash flow that is largely independent of cash flows from other assets or group of assets. The Company's CGU (drug development) is defined as a research program that has the potential to be commercialized at some point in the future. Achievement of certain milestones within the current central nervous system research program will determine when a new CGU comes into existence.

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

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Note 2(l) above.

Group as Lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

(q)
Property, Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation or accumulated impairment losses, where applicable.

Depreciation is recognized so as to write off the cost of assets less their residual values over their useful lives, using the diminishing value or straight-line methods, depending on the type of asset. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period.

The depreciation rates for plant and equipment are 20 – 40%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

(r)
Research and Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized as an expense when it is incurred. Expenditures on development activities are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably. Development costs have a finite life and are amortized on a systematic basis matched to the future economic benefits over the useful life of the project. At year end there are currently no capitalized development costs.

(s)
Revenue Recognition
(i)
License revenues in connection with licensing of the Group's intellectual property (including patents) to collaborators are recognized as a right to use the entity's intellectual property as it exists at the point in time at which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the collaborator has rights.

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

The following consideration is received in exchange for licenses of intellectual property:

(a)
Up-front payments - These are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the collaborator.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

(b)
Milestone payments - These are variable considerations that depends upon the collaborator reaching certain milestones in relation to the intellectual property licensed. Such amounts are only recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration (that is, the collaborator meeting the conditions to trigger payment) is subsequently resolved.
(c)
Sales-based royalties - These are variable consideration amounts promised in exchange for the license of intellectual property that occur late in the collaborator's development of the intellectual property and are recognized when the sales to third parties occur (as the performance obligation to transfer the intellectual property to the collaborator is already satisfied).

(iii)
Rental income is recognized on a straight-line basis over the term of the lease (refer to note 2(p) “Group as lessor” for further comments).

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires the Group to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. The Group analyses the estimates and judgments and base estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from the estimates. The significant accounting policies are detailed in Note 2. Summarized below are the accounting policies of particular importance to the portrayal of the financial position and results of operations and that require the application of significant judgment or estimates by management.

Impairment of Goodwill and Other Intangible Assets

The Group assesses annually, or whenever there is a change in circumstances, whether goodwill or other intangible assets may be impaired.

Determining whether goodwill and other intangible assets are impaired requires an estimation of the higher of value in use and fair value less cost of disposal of the CGU to which goodwill or other intangible assets have been allocated. The value in use calculation is judgmental in nature and requires the Group to make a number of estimates including the future cash flows expected to arise from the CGU based on actual current market deals for drug compounds within the CGU and over a period covering drug discovery, development, approval and marketing as well as, a suitable discount rate in order to calculate present value. The cash flow projections are further weighted based on the observable market comparables probability of realising projected milestone and royalty payments. When the carrying value of the CGU exceeds its recoverable amount, the CGU is considered impaired and the assets in the CGU are written down to their recoverable amount. Impairment losses are recognised in the consolidated statement of profit or loss and other comprehensive income. A detailed valuation was performed as of June 30, 2023 and each computed recoverable amount (based on a value-in-use model) of the CGU was in excess of the carrying amount, respectively. As a result of this evaluation, it was determined that no impairment of goodwill or other intangible assets existed at June 30, 2023.

Contingent Consideration

As a result of the acquisition of Eclipse Therapeutic, Inc (“Eclipse”) during the year ended June 30, 2013, the Group determines and recognizes at each reporting date the fair value of the additional consideration that may be payable to Eclipse security holders due to potential royalty payments based on achieving late-stage development success or partnering outcomes based on Eclipse assets. Such potential earn-out payments are recorded at fair value and include a number of significant estimates including adjusted revenue projections and expenses, probability of such projections and a suitable discount rate to calculate fair value (see Note 29 for further information).

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 5: REVENUE, OTHER INCOME AND OTHER GAINS AND LOSSES

	2023 A$	2022 A$	2021 A$
Revenue from Continuing Operations
Licenses	22,047	263,634	-
	22,047	263,634	-

Other Income from Continuing Operations
Rent	-	6,674	203,014
Government Research and Development Incentives (i)	627,558	5,791,688	928,073
Government assistance COVID-19 (Cash flow boost)	-	-	50,000
Government assistance COVID-19 (Jobkeeper)	-	-	121,500
	627,558	5,798,362	1,302,587

(i)
The Government Research and Development Incentives include cash refunds provided by the Australian Government for 43.5% (2022: 43.5%, 2021: 43.5%) of eligible research and development expenditures by Australian entities having a tax loss and less than A$20 million in revenue. The grants are calculated at the end of the fiscal year to which they relate, based on the expenses incurred in and included in the fiscal year's Australian income tax return after registration of the research and development activities with the relevant authorities. There are no unfulfilled conditions or other contingencies attaching to the Government Research and Development Incentive.

	2023 A$	2022 A$	2021 A$
Other gains and losses from Continuing Operations
Net (loss)/gain arising on changes in fair value of contingent consideration (Note 29)	(988,179)	(936,354)	3,212,503
Net realised and unrealised foreign currency gains	458,489	356,166	1,081,438
(Loss) on disposal of plant and equipment	-	(1,827)	(21,010)
	(529,690)	(582,015)	4,272,931

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 6: EXPENSES RELATING TO CONTINUING OPERATIONS

	2023 A$	2022 A$	2021 A$
Loss before income tax benefit includes the following specific expenses:

Finance expenses
- Interest expense on lease liabilities	21,278	26,872	26,934
- Bank fees	7,952	17,293	17,527
- Amortisation of transaction costs (Note18)			252,019
- Accrual of final payment (Note18)			528,819
- Interest expense on bank loan and other loans			618,586
	29,230	44,165	1,443,885

Employment benefit expenses of:
- Wages and salaries	3,785,547	2,901,689	2,577,954
- Superannuation	176,710	266,127	148,662
- Share-based payments	1,904,553	2,829,689	1,308,349
	5,866,810	5,997,505	4,034,965

Depreciation and Amortisation of non-current assets
- Plant and equipment (Note 13)	1,368	2,681	45,553
- Right-of-use assets (rental property) (Note 14)	170,900	193,358	762,813
- Intellectual property (Note 16)	984,724	913,373	892,512
	1,156,992	1,109,412	1,700,878
Rental expense on operating leases (low value assets)
- Minimum lease payments	5,729	5,260	7,277

NOTE 7: INCOME TAXES RELATING TO CONTINUING OPERATIONS

	2023 A$	2022 A$	2021 A$
(a) Income Tax Recognised in Profit or Loss

Current tax
In respect of the current year	-	-	-
In respect of the prior year	-	-	-
	-	-	-
Deferred tax
Recognised in current year	(206,792)	(191,808)	(187,427)
	(206,792)	(191,808)	(187,427)

Total income tax benefit	(206,792)	(191,808)	(187,427)

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

(b) Reconciliation to Accounting Loss	2023 A$	2022 A$	2021 A$
Loss from continuing operations	(32,053,749)	(21,951,166)	(8,884,464)
Tax at the Australian tax rate of 25% (2021 25% & 2020: 30%)	(8,013,437)	(5,487,792)	(2,665,339)
Tax effect of non-deductible / non-assessable amounts
Exempt income from government assistance	(156,890)	(1,447,922)	(293,422)
Entertainment expenses	1,448	1,231	727
Net gain arising on changes in fair value of contingent consideration	247,045	234,089	(963,751)
Share-based payments	476,138	707,422	392,505
Research and development expenditure	360,666	3,328,556	640,050
Amortisation of share issue costs	(285,631)	(285,631)	-
Temporary differences not recorded as an asset	(787,392)	(58,374)	(632,779)
Tax losses not recorded	7,872,870	2,779,547	3,253,265
Effect of different tax rates in other jurisdictions	78,391	37,066	81,317
	(206,792)	(191,808)	(187,427)

	2023 A$	2022 A$
(c) Net Deferred Tax Liability Recognised
Net deferred tax liability is attributable to the following deferred tax asset/(liability) items:
Intangibles denominated in USD	(1,932,546)	(2,066,037)
Tax losses denominated in USD	277177	267,412
	(1,655,369)	(1,798,625)
Movement in Net Deferred Tax Liability
Opening balance	(1,798,625)	(1,842,303)
Recognized in income	206,792	191,808
Recognized in equity	(63,536)	(148,130)
Closing balance	(1,655,369)	(1,798,625)

(d) Net Deferred Tax Asset Not Recognised
Revenue tax losses	33,323,740	25,445,487
Net temporary difference	2,387,515	3,460,513
	35,711,255	28,906,000

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 8: CASH AND CASH EQUIVALENTS

Cash at the end of the financial year as shown in the statements of cash flows is reconciled to items in the Consolidated Statement of Financial Position as follows:

	2023 A$	2022 A$
Current
Cash at bank and on hand	18,250,255	33,564,857
	18,250,255	33,564,857

The weighted average interest rate on these deposits is 3.2% per annum (2022: 1.15% per annum).

NOTE 9: OTHER FINANCIAL ASSETS

	2023 A$	2022 A$
Restricted deposits held as security and not available for use	119,000	119,000

Disclosed in the financial statement as:

Current assets	-	-
Non-current assets	119,000	119,000
	119,000	119,000

The Group holds restricted term deposits of A$119,000 (2022: A$119,000), with a maturity date of June 3, 2024 (2022: June 3, 2022 respectively) as security for a bank guarantee (Note 30 (ii)) that is not available for use. The term deposits will be extended on maturity until the bank guarantee ceases to be required. The effective interest rate on these deposits is 4.20% (2022:1.95%).

NOTE 10: TRADE AND OTHER RECEIVABLES

	2023 A$	2022 A$
Current
Other receivables	886	42,483
Loss allowance	-	-
	886	42,483
GST receivables	13,832	21,877
	14,718	64,360

NOTE 11: OTHER ASSETS

	2023 A$	2022 A$
Current
Prepayments	1,202,826	1,461,078
Accrued income	388	190
	1,203,214	1,461,268

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 12: SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

			Percentage owned
Entity	Principal activity	Country of incorporation	2023%	2022%
Head Entity
Bionomics Limited	Research and Development	Australia

Subsidiaries of Bionomics Limited
Iliad Chemicals Pty Ltd	Asset owner	Australia	100	100
Bionomics Inc	Asset owner	United States	100	100

NOTE 13: PROPERTY, PLANT AND EQUIPMENT

	2023 A$	2022 A$
Cost at 1 July	72,035	106,753
Additions	-	1,544
Disposals	-	(36,262)
Cost at 30 June	72,035	72,035

Accumulated depreciation at 1 July	(66,863)	(98,526)
Depreciation (Note 6)	(1,368)	(2,681)
Disposals	-	34,344
Accumulated depreciation at 30 June	(68,231)	(66,863)

Net Carrying Amounts at 30 June	3,804	5,172

NOTE 14: RIGHT-OF-USE ASSETS

	2023 A$	2022 A$
Cost	854,500	854,500
Accumulated depreciation	(356,042)	(185,142)
	498,458	669,358

Opening balance July 1	669,358	862,716
Addition of new property being rented	-	-
Depreciation (Note 6)	(170,900)	(193,358)
Closing balance June 30	498,458	669,358

Refer to Note 18 for information on non-current assets pledged as security for lease liabilities by the Group.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 15: GOODWILL

A$
Carrying amount at July 1, 2021	12,400,743
Additions	-
Foreign currency exchange differences	467,379
Carrying amount at June 30, 2022	12,868,122
Additions	-
Foreign currency exchange differences	216,178
Carrying amount at June 30, 2023	13,084,300

Impairment Tests

As identified in Note 4 the Group has only one CGU, drug development. Management tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(n)(i) and (ii), and Note 2(l), respectively. For the purpose of impairment testing all goodwill is allocated to the drug development CGU.

The recoverable amount of the drug development CGU is determined based on a value in use calculation which uses cash flow projections based on observable market comparables for drug compounds within the CGU over a period of twenty years covering drug discovery, development, approval and marketing, and a post-tax discount rate of 18.5% (2022: 17%). The Group is currently in its research phase and a 5 year forecast would not provide reasonable consideration of the time frame, revenue and costs projections. The cash flow projections are weighted based on the observable market comparables probability of realising projected milestone and royalty payments.

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

No growth rates or terminal values have been included in the forecast, as the full development life cycle has been taken into account with the cashflows.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 16: OTHER INTANGIBLE ASSETS

Intellectual Property

The acquired intellectual property relates to KV1.3 compound, VDA compound, MultiCore technology and cancer stem cell technology, and is carried at its cost as at its date of acquisition, less accumulated amortisation and impairment charges. There is currently no internally generated intellectual property capitalised.

	KV1.3 compound	VDA compound	MultiCore technology	Cancer stem cell technology	Total
	A$	A$	A$	A$	A$
Gross carrying amount at July 1, 2021	1,546,542	2,282,527	1,265,590	17,681,361	22,776,020
Additions	-	-	-	-	-
Foreign currency exchange differences	-	-	-	1,515,296	1,515,296
Gross carrying amount at June 30, 2022	1,546,542	2,282,527	1,265,590	19,196,657	24,291,316
Additions	-	-	-	-	-
Foreign currency exchange differences	-	-	-	700,873	700,873.00
Gross carrying amount at June 30, 2023	1,546,542	2,282,527	1,265,590	19,897,530	24,992,189

Accumulated amortisation amount at July 1, 2021	(1,546,542)	(2,282,527)	(1,265,590)	(7,735,606)	(12,830,265)
Amortisation (Note 6)	-	-	-	(913,373)	(913,373)
Foreign currency exchange differences	-	-	-	(709,404)	(709,404)
Accumulated amortisation amount at June 30, 2022	(1,546,542)	(2,282,527)	(1,265,590)	(9,358,383)	(14,453,042)
Amortisation (Note 6)	-	-	-	(984,724)	(984,724)
Foreign currency exchange differences	-	-	-	(351,829)	(351,829)
Accumulated amortisation amount at June 30, 2023	(1,546,542)	(2,282,527)	(1,265,590)	(10,694,936)	(15,789,595)

Net carrying amount June 30, 2022	-	-	-	9,838,274	9,838,274
Net carrying amount June 30, 2023	-	-	-	9,202,594	9,202,594

NOTE 17: TRADE AND OTHER PAYABLES

	2023 A$	2022 A$
Current
Trade payables	2,062,549	1,556,881
Accrued expenses	1,437,938	1,229,399
	3,500,487	2,786,280

The average credit period on purchases of goods is 45 days. No interest is paid on the trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time frame.

NOTE 18: LEASE LIABILITIES

	2023 A$	2022 A$	2021 A$
Secured – at amortised costs

Loan Movement Schedule
Opening Balance – July 1	693,623	867,841	793,148
New lease for new property - being rented	-	-	854,500
Repayments	(160,040)	(174,218)	(779,807)
Closing Balance – June 30	533,583	693,623	867,841

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Disclosed in the financial statements as:

Current liabilities	171,841	160,040	174,218
Non-current liabilities	361,742	533,583	693,623
	533,583	693,623	867,841

Lease liabilities relate to building leases and are effectively secured by the buildings being leased (Note 14).

The total Group cash outflows for leases is set out below:

	2023 A$	2022 A$	2021 A$
Principal element of lease payments	160,040	174,218	779,807
Interest element of lease payments - continuing operations	21,278	26,872	26,934
Total cash outflows for leases	181,318	201,090	806,741

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

Set out below are the undiscounted potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease term:

	Within five years A$	More than five years A$	Total A$
As at June 30, 2023
Extension options expected not to be exercised	-	1,183,105	1,183,105

As at June 30, 2022
Extension options expected not to be exercised	-	1,183,105	1,183,105

NOTE 19: PROVISIONS

	2023 A$	2022 A$
Current
Employee benefits	457,017	409,320
Non-Current
Employee benefits	22,398	10,460

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 20: ISSUED CAPITAL

(a)
Issued capital

Movements in Ordinary Shares of the Company during the current period were as follows:

Date	Details	Number of shares	A$
Ordinary Shares
July 1, 2020	Opening balance	626,185,872	148,156,005
	Share issue - share placements (i)	185,757,511	21,229,874
	Share issue – rights (ii)	195,229,129	22,606,257
	Shares issued to employees	424,232	60,750
	Share issue costs	-	(423,492)
	Warrants issued -underwriting fee (iii)	-	(1,439,247)
June 30, 2021	Closing balance	1,007,596,744	190,190,147
	Shares issued on exercise of options (iv)	2,000,000	27,200
	Shares issued on exercise of warrants (iv)	8,000,000	480,000
	Transfer from share-based payments reserve as result of options and warrants being exercised	-	327,760
	Share issue in a US IPO and NASDAQ listing (v)	335,754,000	32,383,263
	Share issue costs	-	(5,712,611)
June 30, 2022	Closing balance	1,353,350,744	217,695,759
	Share issue in a US F-1 (vi)	115,384,680	7,419,235
	Share issue costs	-	(1,702,332)
June 30, 2023	Closing balance	1,468,735,424	223,412,662

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

(iv)
During the year ended June 30, 2022, the following shares were issued:
•
Issue of2,000,000 as a result of share options being exercised that had an exercise price of A$0.0136 per option; and
•
Issue of 8,000,000 shares as a result of warrants being exercised that had an exercise price of A$0.06 per warrant.
(v)
During the year ended June 30, 2022, 335,754,000 shares were issued in a US IPO and Nasdaq listing. The IPO and Nasdaq listing were approved by shareholders at the Annual General Meeting held on December 2, 2021.
(vi)
During the year ended 30 June 2023, 115,384,680 shares were issued in a US IPO a F-1 share placement.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote and upon a poll each share is entitled to one vote.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

(b)
Share Options

When exercised, each option is convertible into one ordinary share.

The Bionomics Employee Equity Plan and Bionomics Employee Share Option Plan

The terms and conditions of the Bionomics Employee Equity Plan and Bionomics Employee Share Option Plan are summarised in Note 2(g)(iii).

Movement in unlisted share options:

	2023		2022		2021
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
		price		price		price
Opening balance at beginning of financial year	79,056,617	A$0.16	20,985,450	A$0.12	6,364,550	A$0.40
Granted during the financial year	43,100,348	A$0.04	61,216,767	A$0.18	15,500,000	A$0.04
Forfeited during the financial year	(3,500,000)	A$0.05	-	-	(5,000)	A$0.41
Exercised during the financial year	-		(2,000,000)	A$0.01	-	-
Expired during the financial year	(1,445,650)	A$0.39	(1,145,600)	A$0.42	(874,100)	A$0.45
Closing balance at June 30	117,211,315	A$0.12	79,056,617	A$0.16	20,985,450	A$0.12

The number of unlisted share options vested and exercisable at June 30, 2023 is 46,690,480 (2022: 31,065,275).

The weighted average remaining contractual life of any unlisted share options outstanding at the end of the year is 4.85 years (2022: 4.93 years).

(i) Unlisted share options issued during the year ended June 30, 2023

On 15 July 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share, under the Employee Equity Plan, including 7,500,000 share options that were issued to key management personnel (KMP). 25% of the Options vest at the end of 12 months following the Offer Date (8 July 2022), and 75% vest in 12 substantially equal instalments (6.25%) on the last day of each calendar quarter over the 4-year period following the end of the initial 12 months following the Offer Date. The share options expire on the date that is 5 years following each vesting date.

Details of share options that were issued to the KMPs are set out below:

KMP	Number
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein	3,500,000
Ms Liz Doolin	2,000,000

Details of the issue are set out below:

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
8-Jul-22	8-Jul-23	8-Jul-28	A$0.0543	1,925,000	A$0.041
8-Jul-22	31-Oct-23	31-Oct-28	A$0.0543	481,251	A$0.042
8-Jul-22	31-Jan-24	31-Jan-29	A$0.0543	481,251	A$0.043
8-Jul-22	30-Apr-24	30-Apr-29	A$0.0543	481,251	A$0.043
8-Jul-22	31-Jul-24	31-Jul-29	A$0.0543	481,251	A$0.044
8-Jul-22	31-Oct-24	31-Oct-29	A$0.0543	481,251	A$0.044
8-Jul-22	31-Jan-25	31-Jan-30	A$0.0543	481,251	A$0.045
8-Jul-22	30-Apr-25	30-Apr-30	A$0.0543	481,251	A$0.045
8-Jul-22	31-Jul-25	31-Jul-30	A$0.0543	481,251	A$0.046
8-Jul-22	31-Oct-25	31-Oct-30	A$0.0543	481,251	A$0.046
8-Jul-22	31-Jan-26	31-Jan-31	A$0.0543	481,251	A$0.046
8-Jul-22	30-Apr-26	30-Apr-31	A$0.0543	481,251	A$0.047
8-Jul-22	31-Jul-26	31-Jul-31	A$0.0543	481,239	A$0.047
				7,700,000

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of issue	A$0.058
Exercise price	A$0.0543
Bionomics share volatility	80.13%
Risk free interest rate	3.196%

Shareholders at the General Meeting held on 21 February 2023 approved the issue of 10,000,000 share options to Dr De Souza (Non-executive Chairman) as part of his remuneration as Executive Chairman to 31 December 2022 to subscribe for 10,000,000 shares at $0.052 per share.

The vesting conditions are:

o
5,000,000 options – to vest when the volume weighted average price of ADSs on NASDAQ over the prior 20 days on which sales of ADSs were recorded on NASDAQ exceeds $12.35 per ADS, and provided the relevant calculation period ends on or before 30 June 2024.
o
1,666,666 options – to vest if the Company appoints a Chief Executive Officer on or before 31 December 2022.
o
1,666,666 options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in PTSD as reasonably determined by the Board in its sole discretion.
o
1,666,666 options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion.

1,666,666 share options were not issued as at the date of issue of the share options, the data readout for Phase2 trial for BNC210 in SAD had been announced and was deemed not successful.

1,666,666 share options vested on the date of issue if the share options, as the CEO was already appointed.

Details of the issue are set out below:

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
21-Feb-23	30-Jun-24	30-Jun-29	A$0.052	5,000,000	A$0.0053
21-Feb-23	23-Feb-23	23-Feb-28	A$0.052	1,666,666	A$0.014
21-Feb-23	30-Sep-23	30-Sep-28	A$0.052	1,666,667	A$0.015
				8,333,333

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

A Monte Carlo model was used to obtain the fair value of the share options that have a vesting condition relating to Bionomics' share price and a Black-Scholes model was used to obtain the fair value of the other share options. Inputs used are summarised below:

Share price at date of issue	A$0.028
Exercise price	A$0.0520
Bionomics share volatility	74,18%
Risk free interest rate	3.627%

Shareholders at the General Meeting held on 21 February 2023 approved the issue of 27,067,015 share options to Dr Papapetropoulos (Chief Executive Officer) as part of his remuneration as Chief Executive Officer to subscribe for 27,067,015 shares at $0.052 per share. 25% on the first anniversary of the grant date for the options, with the balance vesting on a quarterly basis over a 3-year period commencing from that date.

Details of the issue are set out below:

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
21-Feb-23	16-Dec-23	16-Dec-28	A$0.0321	6,766,754	A$0.017
21-Feb-23	16-Mar-24	16-Mar-29	A$0.0321	1,691,688	A$0.017
21-Feb-23	16-Jun-24	16-Jun-29	A$0.0321	1,691,689	A$0.018
21-Feb-23	16-Sep-24	16-Sep-29	A$0.0321	1,691,688	A$0.018
21-Feb-23	16-Dec-24	16-Dec-29	A$0.0321	1,691,689	A$0.018
21-Feb-23	16-Mar-25	16-Mar-30	A$0.0321	1,691,688	A$0.019
21-Feb-23	16-Jun-25	16-Jun-30	A$0.0321	1,691,689	A$0.019
21-Feb-23	16-Sep-25	16-Sep-30	A$0.0321	1,691,688	A$0.019
21-Feb-23	16-Dec-25	16-Dec-30	A$0.0321	1,691,689	A$0.019
21-Feb-23	16-Mar-26	16-Mar-31	A$0.0321	1,691,688	A$0.02
21-Feb-23	16-Jun-26	16-Jun-31	A$0.0321	1,691,689	A$0.02
21-Feb-23	16-Sep-26	16-Sep-31	A$0.0321	1,691,688	A$0.02
21-Feb-23	16-Dec-26	16-Dec-31	A$0.0321	1,691,688	A$0.02
				27,067,015

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of issue	A$0.028
Exercise price	A$0.0321
Bionomics share volatility	74.18%
Risk free interest rate	3.627%

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

(ii) Unlisted share options issued during the year ended June 30, 2022

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
				13,430,160

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below

Share price at date of issue	A$0.125
Exercise price	A$0.0965
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

(iii) Unlisted share options issued during the year ended June 30, 2021

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

On November 20, 2020, the company issued 500,000 share options to subscribe for 500,000 shares at A$0.1687 per share to Dr Jane Ryan (non-executive director). The issue of these options was approved by shareholders at the Annual General Meeting held on 20 November 2020, details of the share options issue are set out below:

Grant date	Vesting date	Expiry date	Exercise price	Number	Fair value at date of issue
20-Nov-20	20-Oct-21	20-Oct-26	A$0.1687	100,000	A$0.089
20-Nov-20	20-Oct-22	20-Oct-27	A$0.1687	100,000	A$0.095
20-Nov-20	20-Oct-23	20-Oct-28	A$0.1687	100,000	A$0.099
20-Nov-20	20-Oct-24	20-Oct-29	A$0.1687	100,000	A$0.103
20-Nov-20	20-Oct-25	20 Oct-30	A$0.1687	100,000	A$0.107

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

Unlisted share options exercised during the year ended June 30, 2023

No share options exercised .

Unlisted share options exercised during the year ended June 30, 2022

On September 2, 2021, 2,000,000 unlisted share options were exercised at A$0.0136 per share. The share price at date of exercise was A$0.19.

The table below lists share options outstanding at June 30, 2023:

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Grant date	Expiry date	Exercise price	Number of options	Fair value
20-Jul-15	20-Jul-23	A$0.3481	10,000	A$0.2513
20-Jul-15	20-Jul-23	A$0.3481	5,000	A$0.2513
5-Sep-17	5-Sep-23	A$0.4136	10,000	A$0.3062
9-Oct-15	9-Oct-23	A$0.4311	5,000	A$0.3376
10-Oct-13	10-Oct-23	A$0.5750	15,000	A$0.5415
4-Nov-16	4-Nov-23	A$0.2327	4,000	A$0.2448
28-Nov-16	28-Nov-23	A$0.2349	200,000	A$0.2621
28-Nov-16	28-Nov-23	A$0.2866	200,000	A$0.2504
28-Nov-16	28-Nov-23	A$0.3556	5,000	A$0.2370
17-Dec-13	17-Dec-23	A$0.6611	4,000	A$0.4573
24-Dec-15	24-Dec-23	A$0.5125	100,000	A$0.1798
30-Dec-15	30-Dec-23	A$0.4838	50,000	A$0.1912
2-Dec-21	31-Mar-24	A$0.2014	2,986,663	A$0.0890
27-Apr-15	27-Apr-24	A$0.4765	4,000	A$0.2601
6-May-16	6-May-24	A$0.2936	50,000	A$0.2068
25-May-15	25-May-24	A$0.3982	260,600	A$0.2780
2-Dec-21	30-Jun-24	A$0.2014	2,986,663	A$0.0900
2-Dec-21	30-Jun-24	A$0.2014	2,986,663	A$0.0910
20-Jul-15	20-Jul-24	A$0.4077	15,000	A$0.2640
5-Sep-17	5-Sep-24	A$0.4136	10,000	A$0.3236
9-Oct-15	9-Oct-24	A$0.4311	5,000	A$0.3521
4-Nov-16	4-Nov-24	A$0.2327	4,000	A$0.2546
28-Nov-16	28-Nov-24	A$0.2349	200,000	A$0.2721
28-Nov-16	28-Nov-24	A$0.2866	200,000	A$0.2616
28-Nov-16	28-Nov-24	A$0.3556	5,000	A$0.2495
24-Dec-15	24-Dec-24	A$0.5125	100,000	A$0.1925
30-Dec-15	30-Dec-24	A$0.4838	50,000	A$0.2038
27-Apr-15	27-Apr-25	A$0.4765	4,000	A$0.2722
6-May-16	6-May-25	A$0.2936	50,000	A$0.2164
25-May-15	25-May-25	A$0.3982	255,600	A$0.2893
25-May-15	25-May-25	A$0.3982	5,000	A$0.2893
20-Jul-15	20-Jul-25	A$0.4077	15,000	A$0.2756
28-Aug-20	28-Aug-25	A$0.0136	6,000,000	A$0.0750
28-Aug-20	28-Aug-25	A$0.0136	6,000,000	A$0.0710
28-Aug-20	28-Aug-25	A$0.0136	500,000	A$0.1330
28-Aug-20	28-Aug-25	A$0.0136	500,000	A$0.1180
5-Sep-17	5-Sep-25	A$0.0136	10,000	A$0.3388
9-Oct-15	9-Oct-25	A$0.4311	5,000	A$0.3653
4-Nov-16	4-Nov-25	A$0.2327	4,000	A$0.2633
28-Nov-16	28-Nov-25	A$0.2349	200,000	A$0.2810

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Grant date	Expiry date	Exercise price	Number of options	Fair value
28-Nov-16	28-Nov-25	A$0.2866	200,000	A$0.2716
28-Nov-16	28-Nov-25	A$0.3556	5,000	A$0.2605
24-Dec-15	24-Dec-25	A$0.5125	100,000	A$0.2039
30-Dec-15	30-Dec-25	A$0.4838	50,000	A$0.2152
6-May-16	6-May-26	A$0.2936	50,000	A$0.2251
5-Sep-17	5-Sep-26	A$0.4136	10,000	A$0.3520
2-Dec-21	30-Sep-26	A$0.2014	2,986,663	A$0.0740
20-Nov-20	20-Oct-26	A$0.1519	100,000	A$0.0890
4-Nov-16	4-Nov-26	A$0.2327	4,000	A$0.2710
28-Nov-16	28-Nov-26	A$0.2349	200,000	A$0.2890
28-Nov-16	28-Nov-26	A$0.2866	200,000	A$0.2804
28-Nov-16	28-Nov-26	A$0.3556	5,000	A$0.2703
2-Dec-21	31-Dec-26	A$0.2014	2,986,663	A$0.0760
2-Dec-21	31-Mar-27	A$0.2014	2,986,663	A$0.0780
2-Dec-21	31-Mar-27	A$0.0965	839,385	A$0.0900
2-Dec-21	30-Jun-27	A$0.2014	2,986,663	A$0.0790
2-Dec-21	30-Jun-27	A$0.0965	839,385	A$0.0910
5-Sep-17	5-Sep-27	A$0.4136	10,000	A$0.3636
2-Dec-21	30-Sep-27	A$0.2014	2,986,663	A$0.0810
2-Dec-21	30-Sep-27	A$0.0965	839,385	A$0.0920
20-Nov-20	20-Oct-27	A$0.15191	100,000	A$0.0950
2-Dec-21	31-Dec-27	A$0.2014	2,986,663	A$0.0820
2-Dec-21	31-Dec-27	A$0.0965	839,385	A$0.0940
21-Feb-23	23-Feb-28	A$0.0520	1,666,666	A$0.0140
2-Dec-21	31-Mar-28	A$0.2014	2,986,663	A$0.0840
2-Dec-21	31-Mar-28	A$0.0965	839,385	A$0.0950
2-Dec-21	30-Jun-28	A$0.2014	2,986,663	A$0.0850
2-Dec-21	30-Jun-28	A$0.0965	839,385	A$0.0960
8-Jul-22	8-Jul-28	A$0.0543	1,925,000	A$0.0410
2-Dec-21	30-Sep-28	A$0.2014	2,986,663	A$0.0860
2-Dec-21	30-Sep-28	A$0.0965	839,385	A$0.0970
21-Feb-23	30-Sep-28	A$0.0520	1,666,667	A$0.0150
20-Nov-20	20-Oct-28	A$0.1519	100,000	A$0.0990
8-Jul-22	31-Oct-28	A$0.0543	481,251	A$0.0420
21-Feb-23	16-Dec-28	A$0.0321	6,766,754	A$0.0170
2-Dec-21	31-Dec-28	A$0.2014	2,986,663	A$0.0880
2-Dec-21	31-Dec-28	A$0.0965	839,385	A$0.0980
8-Jul-22	31-Jan-29	A$0.0543	481,251	A$0.0430
21-Feb-23	16-Mar-29	A$0.0321	1,691,688	A$0.0170
2-Dec-21	31-Mar-29	A$0.0965	839,385	A$0.0980
8-Jul-22	30-Apr-29	A$0.0543	481,251	A$0.0430
21-Feb-23	16-Jun-29	A$0.0321	1,691,689	A$0.0180
2-Dec-21	30-Jun-29	A$0.0965	839,385	A$0.0990
21-Feb-23	30-Jun-29	A$0.0520	5,000,000	A$0.0144
8-Jul-22	31-Jul-29	A$0.0543	481,251	A$0.0440
21-Feb-23	16-Sep-29	A$0.0321	1,691,688	A$0.0180
2-Dec-21	30-Sep-29	A$0.0965	839,385	A$0.1000
20-Nov-20	20-Oct-29	A$0.1519	100,000	A$0.1030
8-Jul-22	31-Oct-29	A$0.0543	481,251	A$0.0440
21-Feb-23	16-Dec-29	A$0.0321	1,691,689	A$0.0180
2-Dec-21	31-Dec-29	A$0.2014	2,986,663	A$0.0920
2-Dec-21	31-Dec-29	A$0.0965	839,385	A$0.1010
8-Jul-22	31-Jan-30	A$0.0543	481,251	A$0.0450

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Grant date	Expiry date	Exercise price	Number of options	Fair value
21-Feb-23	16-Mar-30	A$0.0321	1,691,688	A$0.0190
2-Dec-21	31-Mar-30	A$0.2014	2,986,663	A$0.0930
2-Dec-21	31-Mar-30	A$0.0965	839,385	A$0.1020
8-Jul-22	30-Apr-30	A$0.0543	481,251	A$0.0450
21-Feb-23	16-Jun-30	A$0.0321	1,691,689	A$0.0190
2-Dec-21	30-Jun-30	A$0.2014	2,986,662	A$0.0940
2-Dec-21	30-Jun-30	A$0.0965	839,385	A$0.1020
8-Jul-22	31-Jul-30	A$0.0543	481,251	A$0.0460
21-Feb-23	16-Sep-30	A$0.0321	1,691,688	A$0.0190
2-Dec-21	30-Sep-30	A$0.0965	839,385	A$0.1030
20-Nov-20	20-Oct-30	A$0.1519	100,000	A$0.1070
8-Jul-22	31-Oct-30	A$0.0543	481,251	A$0.0460
21-Feb-23	16-Dec-30	A$0.0321	1,691,689	A$0.0190
2-Dec-21	31-Dec-30	A$0.0965	839,385	A$0.1040
8-Jul-22	31-Jan-31	A$0.054	481,251	A$0.0460
21-Feb-23	16-Mar-31	A$0.0321	1,691,688	A$0.0200
8-Jul-22	30-Apr-31	A$0.0543	481,251	A$0.0470
21-Feb-23	16-Jun-31	A$0.0321	1,691,689	A$0.0200
8-Jul-22	31-Jul-31	A$0.0543	481,239	A$0.0470
21-Feb-23	16-Sep-31	A$0.0321	1,691,688	A$0.0200
21-Feb-23	16-Dec-31	A$0.0321	1,691,688	A$0.0200
			117,211,315

(c)
Warrants

When exercised, each warrant is convertible into one ordinary share.

Movement in unlisted share warrants:

	2023		2022		2021
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of warrants	exercise	of warrants	exercise	of warrants	exercise
		price		price		price
Opening balance at beginning of financial year	142,000,000	A$0.06	166,082,988	A$0.11	40,207,472	A$0.59
Granted during the financial year	-	-	-	-	150,000,000	A$0.06
Exercised during the financial year	-	-	(8,000,000)	A$0.06	-	-
Expired during the financial year	-	-	(16,082,988)	A$0.57	(24,124,484)	A$0.59
Closing balance at June 30	142,000,000	A$0.06	142,000,000	A$0.06	166,082,988	A$0.11

The number of unlisted warrants vested and exercisable at June 30, 2023 is 142,000 (2021: 142,000,000).

The weighted average remaining contractual life of any unlisted warrants outstanding at the June 30, 2023 is 0.16 years (2022:1.6 years).

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

Unlisted warrants exercised during the year ended June 30, 2023

No warrants were exercised.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

Unlisted warrants exercised during the year ended June 30, 2022

On November 11, 2021, 2,000,000 warrants were exercised at A$0.06 per share. The share price at date of exercise was A$0.125.

The table below lists warrants outstanding at June 30, 2023.

Grant Date	Expiry date	Exercise Price	No of options	Fair Value
26-Aug-20	26-Aug-23	A$0.06	142,000,000	A$0.01

NOTE 21: RESERVES

	2023 A$	2022 A$
Foreign Currency Translation Reserve (a)	6,646,840	6,186,334
Share-based Payments Reserve (b)	7,858,906	6,337,264
Total Reserves	14,505,746	12,523,598

(a)
Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 2(i). The reserve is recognized in profit or loss when the investment is disposed of.

(b)
Share-based Payments Reserve

The share-based payments reserve is used to recognize the fair value of options and warrants issued over the vesting period or the period of the Consultancy Agreement, as applicable. Further information about share-based payments is set out in Note 20.

NOTE 22: FINANCIAL INSTRUMENTS

(a)
Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst maximizing the return to stakeholders through the optimisation of the debt and equity balance.

During April 2021, the Group repaid in full its bank loan and equipment mortgage. The capital structure of the Group now consists of lease liabilities for rental property (Note 18) cash and cash equivalents (Note 8) and equity attributable to equity holders of the parent, comprising issued capital (Note 20), reserves (Note 21) and retained earnings.

The Group’s policy is to fund the research and development activities and operations through the issue of equity and the commercialisation of intellectual property assets. Project specific borrowings are utilized where appropriate and also minor borrowings for operational assets, as required.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

(b)
Categories of Financial Instruments

	2023 A$	2022 A$
Financial Assets
Cash and cash equivalents	18,250,255	33,564,857
Receivables	642,277	6,784,121
Other financial assets	119,000	119,000
	19,011,532	40,467,978

Financial Liabilities
Trade and other payables	3,500,487	2,786,280
Lease liability – rental property	533,583	693,623
Contingent consideration at fair value	3,687,189	2,699,010
	7,721,259	6,178,913

(c)
Financial Risk Management Objectives

The Board, through the Audit and Risk Management (“ARM”) Committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.

In summary, Group policies are designed to ensure significant strategic, operational, legal, reputational and financial risks are identified, assessed, and effectively monitored and managed in a manner sufficient for a company of Bionomics’ size and stage of development to enable achievement of the Group’s business strategy and objectives.

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

There were no derivative financial instruments outstanding as at June 30, 2023 (2022: nil).

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

(e)
Foreign Currency Risk Management

The Group undertakes certain transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed in accordance with established policies. The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars is as follows:

	2023 A$	2022
Denominated in USD
Monetary items
Cash and cash equivalents	2,552,731	17,786,031
Trade and other payables	(2,451,693)	(1,298,425)
Contingent consideration liability	(3,687,189)	(2,699,010)
Total monetary items	(3,586,151)	13,788,596
Non-monetary items
Goodwill	6,137,205	5,921,027
Other intangible assets	9,202,594	9,838,274
Deferred tax liability	(1,655,369)	(1,798,625)
Total non-monetary items	13,684,430	13,960,676

Total denominated in USD	10,098,279	27,749,272

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

	2023 A$	2022 A$	2021 A$
10% increase
Profit or loss (i)	(579,305)	1,796,641	(222,678)
Equity (ii)	91097	18,815	3,135
10% decrease
Profit or loss (i)	579,305	(1,796,641)	222,678
Equity (ii)	(91,097)	(18,815)	(3,135)

(i)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period.
(ii)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period in the subsidiaries which is denominated in USD and reflected in the foreign currency translation reserve.

The Group’s sensitivity to foreign currency has decreased as at June 30, 2023 mainly due to an increase in cash and cash equivalents that are denominated in USD as a result of the US IPO.

The sensitivity analysis may not represent the quantum of foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year. Requirements change during the financial year depending on research and development.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

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

There were no forward foreign currency contracts outstanding as at June 30, 2023 (2022: nil).

(f)
Interest Rate Risk Management

The Group has no borrowings, other than lease liability (rental property) which is at fixed interest rate. The Group does not use interest rate swap contracts or forward interest rate contracts.

The Group is exposed to interest rate risk only in relation to the cash and cash equivalent balances.

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

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

2023	Weighted average effective interest rate %	Less than 1 month A$	1 – 3 months A$	3 – 12 months A$	1 to 5 years A$	5 + years A$	Total A$
Trade and other payables	-	3,500,487	-	-	-	-	3,500,487
Lease liability – rental property (fixed interest rate)	3.56	15,564	46,691	125,018	375,989	-	563,262
		3,516,051	46,691	125,018	375,989	-	4,063,749

2022	Weighted average effective interest rate %	Less than 1 month A$	1 – 3 months A$	3 – 12 months A$	1 to 5 years A$	5 + years A$	Total A$
Trade and other payables	-	2,786,280	-	-	-	-	2,786,280
Lease liability – rental property (fixed interest rate)	3.56	15,069	45,206	121,043	563,262	-	744,580
		2,801,349	45,206	121,043	563,262	-	3,530,860

(j)
Fair Value of Financial Instruments

The Group has no financial assets that are measured at fair value and the only financial liability that is measured at fair value at the end of each reporting period is contingent consideration (Note 30). The value of financial assets and other financial liabilities approximate their fair value. The following table gives information about how the fair value of the financial liability is determined.

Financial Liabilities	Fair value as at 30 June 2023 A$	Fair value as at 30 June 2022 A$	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Contingent consideration in a business combination (Note 29)	3,687,189	2,699,010	Level 3	Discounted cash flow	Discount rate of 25% (pre-tax) and probability adjusted revenue projections.	The higher the discount rate, the lower the value. The higher the possible revenue the higher value.

Reconciliation of Level 3 fair value measurements

	2023	2022
	Contingent consideration in a business combination A$	Contingent consideration in a business combination A$
Opening balance Total (gain) or loss:	2,699,010	1,762,656
- in profit or loss	988,179	936,354
Closing balance	3,687,189	2,699,010

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 23: KEY MANAGEMENT PERSONNEL COMPENSATION

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	2023 A$	2022 A$	2021 A$
Short-term employee compensation	3,717,144	2,535,550	2,269,030
Post-employment benefits	71,876	69,039	51,982
Other long-term benefits	33,133	22,241	9,480
Share-based payments	1,899,827	2,819,133	1,298,208
Total key management personnel compensation	5,721,980	5,445,963	3,628,700

NOTE 24: COMMITMENTS FOR EXPENDITURE

Operating Leases

Operating leases related to photocopier with lease term of 3 years (2022: 4 years). The following table gives information about this lease commitment, which are not included in the lease liability due to the application of the practical expedients to exclude low value leases from lease liabilities.

	2023 A$	2022 A$
Non-cancellable Operating Lease Commitments
Within one year	5,469	5,064
Later than one year but not greater than five	10,103	13,504
Later than five years	-	-
Minimum lease payments	15,572	18,568

NOTE 25: REMUNERATION OF AUDITORS

	2023 A$	2022 A$	2021 A$
Audit or Review of Financial Reports
- Group	357,500	969,726	86,500
Agreed -upon-procedures
- Shares issued under the F-1	118,000	-	-
- Shelf (F-3) & ATM SEC filing	25,000	-	-
	500,500	969,726	86,500

The auditor of Bionomics Limited is Ernst & Young.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 26: CASH FLOW INFORMATION

(a)
Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	2023 A$	2022 A$	2021 A$
Cash and cash equivalents	18,250,255	33,564,857	28,499,449

(b)
Reconciliation of Operating Loss to Net Cash Outflow from Operating Activities

	2023 A$	2022 A$	2021 A$
(Loss) for the year	(31,846,957)	(21,759,358)	(8,697,037)
Items in loss
Depreciation and amortisation	1,156,992	1,109,412	1,700,878
Share-based payments	1,904,553	2,829,689	1,308,349
Loss on asset disposals	-	1,827	21,010
Contingent consideration – change in fair value	988,179	936,354	(3,212,503)
Amortisation of transaction costs	-	-	252,019
Accrual of final borrowing payment			528,819
Net foreign exchange differences	(33,555)	738,423	(1,067,746)
Interest received	(479,726)	(9,869)	(5,756)

Changes in Operating Assets and Liabilities
Decrease/(Increase) in receivables	49,642	(39,148)	34,078
Decrease/(Increase)in research and development incentive receivable	6,092,202	(5,791,688)	1,991,468
Decrease/(Increase) in other assets	258,252	(600,285)	(85,648)
Increase/(Decrease) in payables	714,207	979,902	(63,305)
Increase/(Decrease) in provisions	59,635	41,062	(55,923)
(Decrease) in deferred tax liability	(206,792)	(191,808)	(187,427)
Net cash outflows from operating activities	(21,343,368)	(21,755,487)	(7,538,724)

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 27: LOSS PER SHARE

	2023	2022	2021

Basic loss per share	(A$0.02) (2 cent)	(A$0.02) (2 cent)	(A$0.01) (1 cent)
Diluted loss per share	(A$0.02 (2 cent)	(A$0.02 (2 cent)	(A$0.01 (1 cent)

The basic and diluted loss per share amounts have been calculated using the ‘Loss after income tax’ figure in the consolidated statement of profit or and other comprehensive income.

	2023 A$	2022 A$	2021 A$
Loss Per Share (Basic and Diluted):
Loss after tax for the year	(31,846,957)	(21,759,358)	(8,697,037)

	2023 number	2022 number	2011 number
Weighted Average Number of Ordinary Shares - Basic
Weighted average number of ordinary shares used in calculating basic loss per share:	1,468,735,424	1,353,350,744	779,941,036

Weighted Average Number of Ordinary Shares – Diluted
Weighted average number of ordinary shares used in calculating basic loss per share:	1,468,735,424	1,353,350,744	779,941,036
Shares deemed to be issued for no consideration in respect of employee options	46,690,480	31,065,272	20,056,450
Potential ordinary shares which are anti-dilutive and excluded	(46,690,480)	(31,065,272)	(20,056,450)
Shares deemed to be issued for no consideration in respect of warrants	142,000,000	142,000,000	166,082,988
Potential ordinary shares which are anti-dilutive and excluded	(142,000,000)	(142,000,000)	(166,082,988)
Weighted average number of ordinary shares used in the calculation of diluted loss per share	1,468,735,424	1,353,350,744	779,941,036

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted loss per share.

	2023 number	2022 number	2021 number
Employee options	46,690,480	31,065,272	20,056,450
Warrants	142,000,000	142,000,000	166,082,988

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 28: RELATED PARTY TRANSACTIONS

(a)
Parent Entity

The immediate parent and ultimate controlling party of the Group is Bionomics Limited. Interests in subsidiaries are set out in Note 12.

(b)
Loans to Directors and Other Key Management Personnel

There were no loans to any Directors of the Company or other key management personnel of the Group during the financial year ended 30 June 30, 2023 (2022: Nil).

(c)
Appointment of New Chief Executive Officer

On 5 January 2023, Dr Spyros Papapetropoulos commenced employment as President and Chief Executive Officer, details of the employment contract are set out below:

•
Fixed Remuneration of $525,000 per year base salary, plus reimbursement for the cost of procuring health benefits in the United States for an amount equal to $2,500 per month;
•
Signing on bonus of $50,000;
•
A short-term incentive/bonus potential of 50% of base salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board, against agreed financial, strategic and operational targets;
•
Severance pay of 1 times base salary plus a 1 time target bonus potential to be paid in equal instalments over the following 12-month period; and
•
any outstanding equity compensation awards will fully and immediately vest.
(d)
Termination Payment to Dr Errol DE Souza

As a result of Dr Spyros Papapetropoulos commencing employment as President and Chief Executive Officer on 5 January 2023 (see above for details), Dr De Souza resumed the role as Non-executive Chairman from 1 January 2023 and was replaced as Chairman by Mr Alan Fisher on 1 July 2023. As per the agreement with Dr De Souza a transitional payment of $351,376 and bonus payment of $332,325 became payable. This was partially offset by no Director fees being paid to the Non-Executive Chairman for the period 1 January 2023 to 30 June 2023.

(e)
Share Options Issued to Directors and Other Key Management Personnel

During the year ended 30 June 2023 share options were issued to Dr Errol De Souza and Dr Spyros Papapetropoulos (directors), and Mr Adrian Hinton, Mr Connor Bernstein and Ms Liz Doolin (other key Management personnel), details about these share options are set out in Note 20(b) (i) to the Financial Statements). (2022: share options were issued to Dr Errol De Souza, details about these share options are set out in Note 20(b) (ii) to the Financial Statement).

(f)
Share Options forfeited by Other Key Management Personnel

As Mr Connors consultancy agreement was not renewed on 30 June 2023 the share options that had been issued to him (3,500,000) during the current year were forfeited (2022: Nil).

(g)
Shares Issued to Apeiron Investment Group Limited (“Apeiron”) and Apeiron Presight Capital Fund II LP (“Presight”), (Director related entities)

No shares were issued during the year ended 30 June 2023 (2022:14,574,780 shares were issued to Apeiron and 109,311,660 shares were issued to Presight at $0.09645 per share as a result of the US IPO).

(h)
Shares Issued to BVF Partners (a Director related entity) ("BVF")

BVF was a Director related entity during the year ended 30 June 2022 and 7,287,480 shares at $0.09645 per share were issued to BVF during December 2022 as a result of the US IPO. After the share issue BVF Partners ceased to be a Director related entity.

Notes to the Financial Statements

for the financial year ended June 30, 2023, 2022 and 2021

NOTE 29: CONTINGENT CONSIDERATION

During the year ended 30 June 2013, the Company acquired Eclipse Therapeutics, Inc (Eclipse) into its wholly owned subsidiary, Bionomics Inc. Part of the consideration are potential cash earn-outs to Eclipse security holders based on achieving late-stage development success or partnering outcomes of the Eclipse asset that was acquired. This liability is recorded at fair value; see Note 22(j), for information about the calculation of the fair value. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow, which are in USD dollars, the liability increased by A$988,179 at 30 June 2023 (increased by A$936,354 at 30 June 2022). Inputs used are based on the anticipated amounts and timing of potential milestone and royalty payments from licensing agreement with Carina Biotech Pty Ltd (Carina). International financial reporting standards required that in a “business combination” (the Company acquiring Eclipse) any contingent consideration liability at acquisition date needs to be recorded at the fair value and subsequent changes in the fair value is recognised in profit or loss, but any contingent assets at acquisition date are not allowed to be recorded. The Company has a contingent asset (the expected payments to be received from Carina) at 30 June 2023 which is greater than the contingent consideration liability.

	2023 A$	2022 A$
Opening balance	2,699,010	1,762,656
Change in fair value	988,179	936,354
Closing balance	3,687,189	2,699,010

NOTE 30: CONTINGENT LIABILITIES

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

•
The Group has provided a restricted cash deposit of A$119,000 (2022: A$119,000) as security for an unconditional irrevocable bank guarantee as a rent guarantee of A$119,000 (2022: A$119,000) to the landlord of the Company’s leased office premises.
•
The Group has contingent liability in relation to the employment agreement with Dr Spyros Papapetropoulos (see note 28 (c) to the Financial Statements for details (severance pay) of $787,500. (2022: contingent liability in relation to the agreement with Dr Errol De Souza and during the current year $683,701 was paid, (see note 28 (d) to the Financial Statements for details).

NOTE 31: EVENTS OCCURRING AFTER REPORTING DATE

As from the close of trading on 28 August 2023, Bionomics delisted from the ASX and now is only listed on the NASDAQ.

On 8 May 2023, Bionomics announced the establishment of an ATM Program with Cantor, who will act as sales agent. During the month of September 2023 and up to the date of this report, Cantor sold under the ATM Program, 2,100,866 ADSs (378,155,880 ordinary shares) raising gross proceeds of US$6,715,878. Net proceeds after deducting Cantor’s commission and the ADS issuance fee were US$6,409,359.

There are no other matters or circumstances that have arisen since the end of the financial year which significantly affect or may significantly affect the results of the operations of the Group