Form 20-F/A
period 2023-06-30
BIONOMICS LIMITED/FI
filed 2024-01-17
CIK 1191070

As filed with the Securities and Exchange Commission on January 16, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

For the transition period from to

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended June 30, 2023 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on October 18, 2023. The purpose of this Form 20-F/A is to amend certain information presented under (1) Item 15, Controls and Procedures, Evaluation of Disclosure Controls and Procedures to include management’s assessment of internal controls over financial reporting, and (2) to revise and file herewith Exhibits 12.1 and 12.2, respectively; to reflect the Company management’s certification of its internal control over financial reporting.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in ours reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer, Non-Executive Chairman, and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer, Non-Executive Chairman and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based upon that evaluation, our Chief Executive Officer, Non-Executive Chairman and Chief Financial Officer concluded that, as of June 30, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer, Non-Executive Chairman and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2023.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm as we are an emerging growth company.

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

Item 19.	Exhibits

12.1	—	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

101	INS	Inline XBRL Instance Document.
101	SCH	Inline XBRL Taxonomy Extension Schema Document.
101	CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101	DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101	LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101	PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIONOMICS LIMITED
Date:	January 16, 2024
By:	/s/ Spyridon Papapetropoulos, M.D.
Name:	Spyridon Papapetropoulos.
Title:	Chief Executive Officer and Director

By:	/s/ Timothy Cunningham
Name:	Timothy Cunningham
Title:	Chief Financial Officer